3/23

04010783

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DSM N.V.

*CURRENT ADDRESS

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3120 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/23/04

ANNUAL REPORT 2003 ROYAL DSM N.V.



Unlimited. DSM

DSM KEY DATA 2003

Net sales	€ 6,050 million
Operating profit (EBIT)	€ 294 million
Profit on ordinary activities after taxation	€ 219 million
Net profit	€ 139 million
Capital expenditure (including acquisitions)	€ 1,994 million
Net profit per ordinary share	€ 1.24
Dividend per ordinary share	€ 1.75
Workforce (year-end)	approx. 26,000
[illegible]	[illegible].9%

PROFILE

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the Vitamins & Fine Chemicals division taken over from Roche on 30 September 2003, which has been renamed DSM Nutritional Products) of approximately € 8 billion and employs around 26,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with sites on all continents. More information about DSM can be found at **WWW.DSM.COM**

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on 31 March 2004 at 14.00 hours.

IMPORTANT DATES

Ex-dividend:	Friday, 2 April 2004
Publication of first-quarter results:	Wednesday, 28 April 2004
Publication of second-quarter results:	Tuesday, 27 July 2004
Publication of third-quarter results:	Wednesday, 27 October 2004
Annual report 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday, 6 April 2005

Further details: www.dsm.com

CONTENTS

KEY FINANCIAL DATA

(CONSOLIDATED)

x € million	2003	2002
ONGOING ACTIVITIES:		
- net sales	6,050	5,636
- operating profit before depreciation and amortization (EBITDA)	723	767
- operating profit (EBIT)	294	383
- capital expenditure (including acquisitions)	1,994	496
DISCONTINUED ACTIVITIES:		
- net sales	-	1,029
- operating profit before depreciation and amortization (EBITDA)	-	125
- operating profit (EBIT)	-	67
TOTAL:		
net sales	6,050	6,665
operating profit before depreciation and amortization (EBITDA)	723	892
operating profit (EBIT)	294	450
capital expenditure (including acquisitions)	1,994	536
profit on ordinary activities after taxation	219	349
net profit	139	1,188
dividend	188	199
depreciation and amortization	429	442
cash flow	568	1,630
net debt	671	-1,038
shareholders' equity	4,918	5,142
total assets	9,400	8,996
capital employed	6,162	4,538
PER ORDINARY SHARE IN €:		
net profit	1.24	12.08
profit on ordinary activities after taxation	2.08	3.38
dividend	1.75	1.75
shareholders' equity	47.73	49.64
RATIOS (%):		
operating profit / net sales of ongoing activities (ROS)	4.9	6.8
EBITDA / net sales of ongoing activities	12.0	13.6
operating profit / average capital employed (ROI)	5.9	8.7
net profit available to holders of ordinary shares / average shareholders' equity	2.5	26.8
net debt / group equity plus net debt	11.9	-25.0
group equity / total assets	52.8	57.6
EBITDA / financial income and expense	23.3	63.7
WORKFORCE:		
year-average workforce	20,516	19,505
workforce at 31 December	26,111	18,375

Forward-looking statements

This annual report contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this annual report.



From left to right: Henk van Dalen, Jan Zuidam (deputy chairman), Jan Dopper, Feike Sijbesma, Peter Elverding (chairman)

MANAGING BOARD OF DIRECTORS

FOREWORD

To DSM, 2003 was a year of changing perspectives. It was memorable in many respects and, at times, a difficult year. I wish to refer in particular to the fact that three people were killed in April following an explosion at our melamine plant in Geleen, the Netherlands. One of them was a member of our own staff, and the other two were employed by an outside contractor. The accident happened despite our constant efforts in relation to safety. Following the results of an in-depth inquiry into the causes of this serious incident, we have taken steps to tighten up our safety procedures and raise our safety-consciousness even further.

The takeover of Roche's Vitamins & Fine Chemicals division, now renamed DSM Nutritional Products, represents a major step forward on the road to implementing the strategy we set out in *Vision 2005: Focus and Value*. DSM Nutritional Products, which is a leading specialist in ingredients for foodstuffs, animal feed and cosmetics, has plenty of potential for innovation, an attractive customer base and strong marketing competences. Taken together with our Life Science Products cluster, this acquisition means that we are now by far the world's largest supplier to the life science industry. We launched a project known as Vital with the aim of boosting the profitability of DSM Nutritional Products and integrating the new business with the rest of the group. Further details both on the takeover, which is the largest purchase ever made in the history of the company, and on the Vital project, are given on page 25 of this report.

As far as the composition of our portfolio is concerned, we have achieved most of the targets set as part of our Vision 2005 strategy. Within the space of three years, DSM has succeeded in transforming its portfolio into that of a multi-specialty company, with a strong focus on biotechnological and chemical products for the life science industry, and also on performance materials. In line with our ambitions, these specialties now account for almost 80% of our annual sales.

The year 2003 was not a good year for DSM in economic terms. The lingering weakness of the world economy, the war in Iraq, the absence of any clear signs of recovery in a large number of our key end markets and the unfavourable development of the exchange rate for the US dollar (which on average lost around 20% of its value against the euro) had a clear negative effect on our sales, margins and profits. We were moreover confronted with strongly disappointing developments in the markets for pharmaceuticals, elastomers and caprolactam. At the same time, we succeeded in maintaining our strong financial position. Our market shares remained relatively strong and we managed to expand our activities in a number of growth markets.

Our net sales in 2003 were € 6.1 billion. This figure takes account of the three months during which the aforementioned Roche division contributed to our sales. We posted an operating profit of € 294 million in 2003, and closed the year with a net profit of € 139 million, which includes an extraordinary charge that on balance amounted to € 94 million net.

Following the transformation in the period from 2000 to 2003, part of which was effected in difficult economic conditions, we intend to concentrate during the next two years on achieving a lasting improvement in our profitability. Against this background, we initiated various restructuring measures during 2003, in particular at DSM Elastomers and DSM Pharmaceutical Products. In addition, we adopted a number of measures at the end of 2003 that will affect all parts of the group; these are designed to cut our costs, raise our efficiency, make better use of our capacity for innovation, and accelerate the expansion of our positions in key growth markets, such as China. We also intend to effect a takeover on a relatively limited scale in order to strengthen our position in the performance materials field. These will be our main priorities in 2004 and 2005.

In the past year our ongoing efforts to raise our corporate transparency have been fruitful. In the Netherlands, we were presented with the prestigious Henri Sijthoff award for our 2002 annual report. This prize is awarded to publicly listed companies that publish particularly clear financial statements and public information on their financial performance. Our first Triple P Report was also well received across the board. We were included in the Dow Jones Sustainability Index in 2003 as the sustainable market leader for the European chemical industry. In global terms, we are ranked second among the chemical companies in this index. Our policy on corporate governance and our first response to the proposals made by the Tabaksblat Committee on corporate governance are set out in detail on page 6.

Johan Stekelenburg, who had been a member of our Supervisory Board of Directors since 1998, died on 22 September 2003 after a period of illness about which he had been extremely candid, entirely in keeping with his forthright character. He was an honest, pragmatic and courageous man. As a supervisory director, he believed in the value of confrontation wherever confrontation was needed, and collaboration wherever collaboration was possible. He assisted the company, and helped to plot its future course, in a number of important respects.

I would like to express my tremendous appreciation for the dedication displayed by our staff in 2003, also on behalf of my colleagues on the Managing Board of Directors. Our people demonstrated their commitment and resilience against a backdrop of major organizational changes and a difficult economic climate. DSM's transformation is proceeding according to plan as far as the composition of the product portfolio is concerned. DSM is a financially robust and technologically strong company. At the same time, a great deal remains to be done if we are to achieve the profit targets we set ourselves in our Vision 2005 strategy programme. We are fully aware of the task ahead of us, and have every intention of achieving our targets.

Peter Elverding
Chairman of the Managing Board of Directors

REPORT BY THE MANAGING BOARD OF DIRECTORS

GENERAL REVIEW

2003 was a turbulent year for us. The effects of a weak economy, the absence of recovery in a number of important end markets and an unfavourable development of the euro/dollar exchange rate were clearly noticeable. In strategic terms, however, we made important progress by taking over Roche's Vitamins & Fine Chemicals division (now DSM Nutritional Products).

Many of our business units felt the effects of the relatively weak market conditions. Nonetheless, most of them were reasonably successful in keeping their sales volumes stable. At € 6.1 billion, DSM's net sales from ongoing activities[1] were up 7% from the previous year.

All three clusters, Life Science Products, Performance Materials and Industrial Chemicals, posted clearly lower operating profits[2] compared with 2002. In the fourth quarter DSM Nutritional Products immediately made a positive contribution to earnings per share. DSM's overall operating profit was € 294 million, down 23% compared with the operating profit from ongoing activities in 2002. This decrease was due in particular to lower margins. In the second half of the year, we implemented company-wide measures aimed at improving our profitability and promoting profitable growth.

We announced various restructuring measures in the second half of the year, for which we set aside a non-recurring provision that on balance amounted to € 94 million. We were able to add the profit earned by Roche's former Vitamins & Fine Chemicals division to our own profits in the fourth quarter. Net profit for the year as a whole was € 139 million.

STRATEGY

Our aim, as set out in the strategy document entitled *Vision 2005: Focus and Value* that we published at the end of 2000, is to rapidly transform ourselves into a multi-specialty group. We wish to achieve global leadership positions in activities offering a relatively high added value, strong growth and stable profits. We have taken various steps to put this strategy into effect while at the same time retaining our solid financial base. In 2001, we sold our stake in Energie Beheer Nederland BV to the Dutch State and in 2002 we sold DSM Petrochemicals to SABIC. These two disposals generated sufficient financial resources to enable us to achieve the growth targets we set ourselves in specialties. The acquisition in 2003 of the Vitamins & Fine Chemicals division formerly owned by Roche (Switzerland), represents a major step forward. This acquisition, which cost a total of about €1.75 billion, is a crucial element of our corporate strategy and will provide a solid platform for ongoing, market-oriented innovation in special nutritional ingredients. The combination of our own competences in relation to biotechnology and operational improvement programmes together with the acquired division's strengths in applications, formula development and global marketing and sales, offers good prospects for a profitable leadership position in the future. In conjunction with our Life Science Products cluster, the new organization, now named DSM Nutritional Products, is by far the world's biggest supplier to the life science industry.

The acquisition has also had the effect of redressing the balance in our portfolio of products for the life science industry: pharmaceutical ingredients, food ingredients for human use and animal feed ingredients now each account for some 30% of life science sales, which total more than € 4 billion on a pro-forma annual basis.

Specialties now account for almost 80% of our portfolio, which was one of the objectives of our Vision 2005 strategy programme. The takeover has expanded our customer base to include globally leading positions. It has also led to a shift in our end market focus. At the start of Vision 2005, products for the life science industry accounted for about 25% of our overall sales. At the end of 2003 sales of these consumer essentials made up 41% of our overall sales (including the Q4 contribution from DSM Nutritional Products). The relative importance of end markets that are sensitive to economic growth and cyclical has decreased.

In terms of transforming our product portfolio, we have now almost completed the implementation of our Vision 2005 strategy. Given the deteriorating economic climate of the past three years, among other things, we think our sales target of € 10 billion will not be achievable until after 2005. Besides the integration of DSM Nutritional Products, the main priorities for 2004 and 2005 will be in two areas. In the first place, we aim to achieve a lasting improvement in the group's profitability. The basis for this will be our robust financial position, which is evidenced by our Single A credit rating. Secondly, we will be paying extra attention to compliance and compliance monitoring. Another important spearhead is further profitable growth, with a special focus on China, the world's most rapidly growing market. Our ambition for the next few years is to double the 2003 sales figure for China, which was € 350 million. China has an attractive investment climate and DSM has had a presence there since 1963. And finally, we aim to achieve further organic growth via innovations and further reinforcement of our businesses through an acquisition of limited size.

THE TABAKSBLAT CODE OF PRACTICE ON CORPORATE GOVERNANCE

The publication of the Tabaksblat code of practice represents an important milestone in the evolution of corporate governance in the Netherlands. We made good use of the opportunity to comment on the draft version of the code of practice, pointing out that it should not diverge too much from the rules and views prevailing in other relevant countries, such as the USA and the UK, and should not contain overly detailed regulations.

A significant proportion of our suggestions were incorporated in the final version of the code of practice. We are in agreement not only with the spirit of the code of practice, but also with the wording as it now stands. We will be using the time available to us in 2004 to further analyze the code's practical implications for DSM, and to make and implement plans for complying with its provisions.

In fact, many of the recommendations are already common practice at DSM. For example, our annual report already contains a description of our principles on corporate governance, we have for

1 In all cases where we refer to ongoing activities, the comparison is based on the year 2002 but does not include DSM Petrochemicals, which was divested on 30 June 2002.

2 In all cases where we refer to operating profit, we mean operating profit as presented in 2002 and previous years.

some time now sought to exercise a great deal of transparency regarding the publication of information on the remuneration of the members of the Managing Board of Directors, we have already adopted a set of regulations and a profile for the members of the Supervisory Board of Directors, and the annual report already includes a report compiled entirely independently by the Supervisory Board on its activities during the past year. We already decided last year, after the shareholders had previously authorized us to do so, to introduce a registration date system for shareholders wishing to attend the general meetings of shareholders. This system will be used for the first time at the Annual General Meeting of Shareholders scheduled for 31 March 2004. Assessing and controlling business risks was already an issue to which we attached high priority, and we continued our work on this area in 2003. These risks are described in detail on page 45.

In short, it is fair to say that DSM already complies with many of the practices recommended by the Tabaksblat Committee. At the same time, the implementation of the new code of practice will nonetheless require a considerable amount of work, notably in the form of the production of internal regulations and so forth. As things stand at present, we believe that DSM will be able to adhere to the Tabaksblat best practices and will not therefore need to explain why it has deviated from the provisions of the code, although in some instances, transitional measures will need to be taken. We do not therefore expect any problems in implementing the code of practice in the group. Should certain decisions need to be taken in the course of the year that relate specifically to issues covered by the code, we will of course act in accordance with the code's provisions.

The policy as described above on the introduction of the practices ensuing from the code will be discussed during the Annual General Meeting of Shareholders on 31 March 2004. A passage describing how we have implemented the code of practice will explicitly be included in the 2004 annual report, thus enabling the Annual General Meeting of Shareholders to be held in 2005 to adopt a standpoint on the approach chosen.

As reported elsewhere in this report, we are asking the Annual General Meeting of Shareholders, to be held on 31 March 2004, to convert Royal DSM from a company operating under the "Large Company Regime" into an ordinary public limited company. A proposal for amending the articles of association along these lines will be submitted to the forthcoming Annual General Meeting of Shareholders. The amendment of the articles of association will not only give the shareholders a direct say in the appointment of members of the Managing Board and the Supervisory Board, it will also enable the incorporation in the articles of association of various points relating to the new code of practice.

SAFETY, HEALTH AND THE ENVIRONMENT

For many years DSM has devoted a great deal of attention to internal safety, a healthy working climate and minimization of the environmental impact of its activities. As a result of our ongoing efforts and investments on many fronts, we rank among the top 25% of chemical companies in the field of safety.

SAFETY

The number of lost-workday cases per 100 employees per year was only slightly lower than in the previous year, at 0.23 (2002: 0.24). Our aim is a year-on-year 20% decrease in the number of lost-workday cases. To our deep regret, a number of serious accidents occurred in 2003, despite our strong and ongoing focus on safety. On 1 April, three people died as a result of an explosion in a furnace in our melamine plant in Geleen, the Netherlands, prompting us to substantially tighten up our compliance monitoring procedures, among other things. Earlier on in the year, a major fire broke out at DSM Special Products in Rotterdam, and in August an explosion occurred at DSM Fine Chemicals' site in Linz, Austria.

In the wake of these accidents, measures have been taken in order to root out the causes of accidents and boost safety awareness where necessary. The implementation of our revised SHE (Safety, Health and the Environment) requirements, which were tightened up in 2003, has played an important role in this effort. The requirements are mandatory for all DSM companies, and regular checks are performed to ensure that they are observed.

HEALTH

In 2003, we introduced a new system for recording and analyzing the incidence of occupational disease and work-related health complaints. Some 80% of our sites have adopted this system. The results of the analyses were compared with a plan for preventing occupational diseases and work-related health complaints that had been drawn up beforehand. For those cases where the analyses revealed gaps, measures will be implemented in 2004.

THE ENVIRONMENT

We were able to make a number of improvements on the environmental front in 2003. For example, emissions to water decreased substantially. Although production volumes in 2003 were higher than in 2002, emissions to air remained roughly the same.

Our Dutch sites – which together account for about 50% of all the group's energy consumption – showed a decrease (1%) in energy efficiency compared with 2002. Carbon dioxide emissions per unit of product remained virtually unchanged from 2002.

Our Triple P Report for 2003 contains detailed information on safety, health and the environment. DSM Nutritional Products will be included in the safety, health and environment report with effect from 2005.

HUMAN RESOURCES

ONGOING INTERNATIONALIZATION

In accordance with the aims of *People Matter(s)*, the human resource management (HRM) strategy we adopted in 2002, we took further steps in 2003 to speed up the internationalization of DSM. We extended the Global Internet Recruitment System to include North America following its implementation in Europe. We updated various processes and tools relating to pay and staff benefits. As part of this, we optimized our International Assignment Policy, i.e. our policy on the terms of employment for executives, which we will introduce at all DSM sites all over the world in 2004.

DSM's further internationalization is also a direct consequence of our acquisitions policy. By way of preparation for the acquisition and integration of Roche's Vitamins & Fine Chemicals division, we organized a number of joint workshops on corporate culture in 2003 that will help to ensure successful collaboration.

DEVELOP, APPRAISE AND MOTIVATE

We took a number of steps in relation to staff development and appraisal in 2003. For example, we put in place a new, competence-based management development programme during the year under review. We also introduced an improved system of executive performance appraisal in which expectations relating to future staff performance and career potential are documented. Following its successful introduction at executive level, this approach will also be introduced lower down in the organization.

DSM is making efforts to increase the representation of women among its workers, especially in the higher management echelons, and to provide better support with respect to women's career opportunities in the various phases of their career. Our *Diversity and Flexibility project* is designed to make adjustments to our organization and terms of employment system in order to facilitate flexible working by both men and women. Specific targets have been set for each business group relating to the number of women recruited, promoted and appointed to senior managerial posts.

Respect for people is one of our core values. In 2002, we adopted 14 basic HR principles all of which are intended to help anchor this as a corporate policy. In 2003, we formulated a number of HRM guidelines based on these principles, which will be implemented with effect from 2004. We also intend to perform 'working climate analyses'. We have made a change to the method originally planned for these analyses as described in last year's annual report and Triple P Report. We will be conducting a sample survey on a group-wide basis in 2004, and this should help to generate information, both on the group as a whole and on individual business groups, sooner than originally planned.

The annual DSM People Award is one of the instruments we use for encouraging good ideas relating to HRM. In 2003, the Award was presented to DSM Agro. Although at present only staff employed in the Netherlands may be nominated for the Award, the idea is to make it an international award.

RESTRUCTURING MEASURES

The very disappointing economic conditions prevailing in 2003 prompted us to initiate a number of restructuring measures during the year under review. In 2004, too, reorganizations will probably be inevitable. We have devoted considerable time and energy to finding alternative employment, either with other business units or with non-DSM companies, for staff made redundant as a result of such reorganizations, and will continue to do so in the future.

NUMBER OF DSM EMPLOYEES AT YEAR-END:

	2003	2002
Europe	16,841	12,591
- the Netherlands	7,996	8,302
- rest of Europe	8,845	4,289
North and South America	5,101	4,015
rest of the world	4,169	1,769
total	26,111	18,375

Adjusted for acquisitions, consolidations and deconsolidations, the number of employees in 2003 was 879 lower than in 2002.

RESEARCH AND DEVELOPMENT

EXPENDITURE

R&D expenditure amounted to € 268 million in 2003, representing 4.4% of our net sales. R&D expenditure on Life Science Products represented 6.3% of net sales. The comparable figure for Performance Materials was 4.6%, and for Industrial Chemicals 1.5%. As at 31 December 2003, a total of 2,100 staff were employed on R&D activities, representing some 8% of the aggregate workforce.



R&D EXPENDITURE 1999-2003

x € million



325
300
275
250
225
200
99
00
01
02
(ongoing activities)
03

LINKS WITH BUSINESSES

The job of our R&D organization is to maintain and constantly update the group's product portfolio and the expertise on which this depends. The focal areas of research of the three R&D clusters are closely geared to the strategies of the corresponding businesses. R&D activities for the Life Science Products cluster principally take the form of product and process innovation, based on highly sophisticated technologies such as biocatalysis and genomics. The timely development of new technology platforms is also a high-priority issue. Innovation also plays a key role in R&D work for the Performance Materials cluster, although there is an additional aspect here, i.e. the transition to specialty materials with a higher added value. The emphasis in the Industrial Chemicals cluster, finally, lies on cutting costs and improving plant performance.

R&D AND LIFE SCIENCE PRODUCTS

We devoted a great deal of effort in 2003 to the expansion and strengthening of our business-oriented technology platforms. We have now completed the task of mapping the DNA sequence of the *Aspergillus niger* production organism; this project has been followed up by various new research activities for a number of our business groups. At DSM Bakery Ingredients and DSM Food Specialties, for example, the DNA project has created a promising pipeline of new products, including a number of product ingredients for health-promoting foods. The DNA information has also been used for raising the productivity of organisms used in the production of enzymes, and lowering the cost of production. We expect to see further, rapid falls in the cost of production in the near future. The encouraging results gained from the DNA research project with *Aspergillus niger* also prompted us to start mapping the DNA sequence of other production organisms. A number of projects along these lines were launched in the year under review. In 2003 DSM Pharmaceutical Products worked on the further development and expansion of the Per.C6 cell line technology, in the alliance that it had formed with Crucell at the end of 2002. The use of biocatalysis, an effective and environmentally friendly method for chemically synthesizing pharmaceuticals, has proved to be a successful production route and is regarded as one of DSM's strong points compared with other players in the market.

R&D AND DSM NUTRITIONAL PRODUCTS
By acquiring Roche's Vitamins & Fine Chemicals division we have expanded our technological competences and broad tool box in chemistry and biotechnology. Moreover, DSM Nutritional Products' applications expertise in human nutrition, animal nutrition and cosmetics is an excellent complement to our own activities. Our combined tool boxes will allow us to meet the market need for advanced food and feed ingredients and cosmetics.

DSM Nutritional Products supports its activities in vitamins and fine chemicals by conducting research that focuses primarily on process improvement and the development of new products.

As regards process improvement, the goal is to drastically reduce the cost of producing the business's main products. The R&D strategy is based on the introduction of new chemical processes and the development of new biotechnology-based production methods. The latter efforts are supported by advanced biotechnological techniques such as genomics and proteomics. There is a strong synergy in this area between the group's existing business units and DSM Nutritional Products, and efforts to harvest these synergies were launched as soon as we completed the takeover of Roche's Vitamins & Fine Chemicals division. Our combined strengths should result in substantial cost-price reductions and are capable of turning the group into a market leader.

As regards the development of new products, our R&D activities revolve around three key markets: food, feed and cosmetics. The goal in relation to human nutrition is to develop nutritional ingredients that help to prevent diseases such as cardiovascular disease and diabetes. Our R&D work is based on the high-throughput screening of natural compounds, and also uses advanced genomics-based approaches (i.e. nutrigenomics). DSM Nutritional Products' advanced nutritional expertise supports the work performed by DSM Food Specialties in developing nutritional products.

The main areas of innovation in animal nutrition are new ingredients focusing on animal wellness, environmental benefits and cost-savings in feed use. In cooperation with Novozymes, we are seeking to develop new enzymes for the animal feed market. Various promising new products have already been launched or are in an advanced stage of development. Finally, our R&D efforts in relation to cosmetics are focused on ingredients for sunscreens and other skin and hair care products.

Apart from developing new products, we are also working on improved formulations for existing products and new combinations of existing products. Aggregate R&D expenditure by DSM Nutritional Products in the fourth quarter of 2003 was approximately € 19 million.

R&D AND PERFORMANCE MATERIALS
Using the competences developed in recent years, we developed various new engineering plastics (i.e. Stanyl® High-Flow, Akulon® Ultraflow, Arnitel® for automotive and medical applications), as well as new resins and a new generation of elastomers.

Thanks to the presence of our technology platform for new molecular architectures, we were able to launch four new product families, i.e. Akulon® XP, a cross-linked PA6 with outstanding properties for films; cross-linkers for powder coatings; Hybrane®, a multi-purpose polyester amide; and water-based, cross-linked alcohol systems with superior flow and drying properties.

For the more distant future, we accumulated new expertise in relation to biotechnological approaches to materials as well as nanotechnology. Our activities in Life Science Products have given us access to a wide range of expertise in biotechnology. Translating this expertise into applications for performance materials is a development that is both logical and promising. We have already conducted the first experiments using certain types of nanotechnology to manufacture products with new functional characteristics.

R&D AND INDUSTRIAL CHEMICALS
Most of the R&D performed in relation to Industrial Chemicals centres on process innovation. Despite the fact that most production processes for Industrial Chemicals tend to change only slowly, a constant programme of process improvement is required if we are to retain our current leadership positions. Leadership in the bulk chemicals market requires integrated progress in terms of sustainability, innovation and profitability. Our Corporate Research Programme includes medium-term and long-term studies covering the entire Industrial Chemicals cluster. The emphasis is on innovation and the growing prominence of sustainability.

CLOSE EXTERNAL COLLABORATION
Our R&D organization also works in close collaboration with external parties in undertaking fundamental research of a strategic nature. Alongside our involvement in the Wageningen Centre for Food Sciences and the Dutch Polymer Institute, we are a member of some 100 bilateral partnerships. We also have an extensive network of contacts with university departments, research consortia and industrial partners all over the world. DSM Venturing & Business Development invests in young, promising businesses in order to gain access to new technologies and innovations. Finally, we assist business start-ups, for example by offering them coaching and access to our Research Campus in Geleen, the Netherlands.

NEW TECHNOLOGY STRATEGY
Following the launch of a new, worldwide R&D governance model in 2002, with its clear division of responsibilities at business group, cluster and corporate levels, one of the main focal areas in 2003 was the implementation of our new Corporate Technology Strategy (CTS). The CTS is based on our own technological competences: global competence plans have been formulated defining the competences we need for our operations, both now and in the future, and setting out how these competences are to be used. We will be using these core competences to plot new growth paths for the future. The basic precondition for all our future activities is that they should be conducive to sustainable development. We assess all our R&D activities to ensure that they comply with the sustainability requirements on which our Triple P policy of People, Planet and Profit is based.

RESEARCH CAMPUS GELEEN: TOWARDS AN OPEN RESEARCH COMMUNITY

The internationalization of our R&D activities has been one of the effects of the expansion of the group. In order to derive maximum benefit from the presence of a large-scale R&D site, we decided in 2003 to open up the Research Campus in Geleen, the Netherlands, to non-DSM companies, who can now use the Campus for the purpose of R&D-related activities. The idea is for Research Campus Geleen to gradually evolve into a research community embracing a range of different companies and characterized by a stimulating R&D climate, high-tech laboratory facilities, office premises and high-quality support services.

INTELLECTUAL PROPERTY

DSM's strategic focus on becoming a specialty company has created a growing need for an active policy on the protection of intellectual property. Dyneema®, Nutramon®, VevoVitall® and Teavigo® are all examples of strong brand names in their own specific market segments. We are stepping up our efforts to protect these brands and exploit their full value. Our Triple P report for 2003 discusses our branding policy in more detail.

The takeover of Roche's Vitamins & Fine Chemicals division resulted in the addition of 300 patent families consisting of over 2,000 patents in the fields of vitamins and food ingredients to our patents portfolio.

The many hundreds of patents resulting from the successful genomics project, which involved mapping the DNA material of the *Aspergillus niger* organism, led in 2003 to the granting of the first patents on applications: two enzymes based on the genomics project are used in the production of the PeptoPro®Sports recovery drink launched at the end of 2003.

In 2003 our R&D activities in nanotechnology led to the filing of the first patent applications for nano-materials.

ICT AND E-BUSINESS

Since 2000 DSM has systematically invested in the strengthening of its ICT infrastructure and in ICT support for the main business processes, the keywords being robustness and standardization.

E-BUSINESS

Keen as we are to exploit the e-business opportunities presented by the internet, we have designed a special architecture for e-business. The tools we employ include direct system link-ups with customers, a web shop, electronic invoicing and electronic payments.

There was a 70% increase in the number of direct ERP connections in 2003 compared with the previous year, and virtually all business groups are now using the DSM Webshop. The various web-based tools now account for approximately 30% of group sales.

The DSM Meeting Center is an electronic conferencing system operated by WebEx that is used for raising the quality and efficiency of collaborative ventures, both internal and with external partners. The system was used on over 4,700 occasions in 2003, a rise of over 125% on 2002.

The past year also saw a sharp rise in the popularity of the virtual DSM Team Rooms, in which teams of staff work together or with suppliers, customers and other partners on product development or projects. There was a 60% rise in the use made of such rooms in 2003 compared with 2002. The process of integrating DSM Nutritional Products with the rest of the group has demonstrated just how efficient, fast and powerful a tool the Team Rooms are.

We have made good progress in relation to e-business. In the next few years we will continue to focus on the optimization of the use of these tools and on facilitating the change processes that e-business entails.

TECHNICAL INFRASTRUCTURE

Our advanced ICT infrastructure clearly proved its worth in 2003, as was illustrated by the centrally coordinated ERP and e-business systems now used all over the world, and the range of tools used for improving and speeding up communications, both internally and with external partners working with us in the field of product innovation. Our ICT infrastructure is also playing a key role in the integration of Roche's former Vitamins & Fine Chemicals division. Various measures to this effect were already taken in 2003; the new organization will be fully integrated with our infrastructure in 2004. We will also be further expanding our ICT infrastructure in China in 2004 to support the implementation of our strategy for China.

We transferred our Desktop Managed Services to a number of leading suppliers of ICT services in 2003, thus allowing us to concentrate fully on improving the quality of our management information system and on ensuring the latter is fully geared to our business processes. We have formed a Global Area Management Team to make sure our efforts in this regard are supported by a reliable, global infrastructure.

BUSINESS PROCESS STANDARDIZATION

The Apollo programme, which involves the development of best-practice business processes, their mapping into SAP and their implementation in the various business groups worldwide, was expanded in 2003 to include plant maintenance business processes. Moreover, all standard business processes in Apollo were made suitable for use in DSM's pharmaceutical businesses.

Steady progress was made in 2003 in implementing Apollo at the business groups. Four business groups have now implemented Apollo worldwide and 40% of all DSM units now work according to the Apollo processes. In the period to come, the Apollo concept will be implemented at the other business groups as well, so that it will make an ongoing contribution to the further optimization of the operating profit.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

DSM is making good progress in terms of adopting the International Financial Reporting Standards (IFRS), assisted by the fact that we have gradually made a large number of minor changes in recent years in adapting our accounting policies to IFRS. As a result, the number of discrepancies that remain between our own policies and IFRS is quite manageable. The most important ones relate to the treatment of pensions, the determination of depreciation of tangible fixed assets, option schemes, and possibly the treatment of goodwill. The fact that we have highly standardized financial systems in place means that the transition will be relatively straightforward from a technical standpoint.

We are nonetheless concerned by the delays that have arisen in reaching agreement on the new standards. These have created a situation in which some of the accounting policies that will need to be applied retrospectively to the whole of 2004 will not be published until later on in 2004.

Basically, we welcome the harmonization of accounting policies for all listed companies in the European Union. Transparency and the comparability of financial statements are very worthy goals. We have traditionally set great store by the quality of our financial reports and this has been recognized by the outside world, as is demonstrated by the presentation (for the second time) of the Henri Sijthoff award for last year's annual report.

If all goes to plan, the 2004 annual report will include a full set of comparable figures for 2004 based on IFRS. This means that it will be published one week later than usual.

All companies concerned accept the fact that the switch to IFRS will mean that accounts published before and after the adoption of IFRS will no longer be comparable with each other.

FINANCIAL RESULTS

GENERAL

DSM's operating profit in 2003 was € 294 million, down 23% from the 2002 operating profit from ongoing activities. Margins were under pressure as raw material costs were on average higher than in 2002. Nevertheless, sales volumes were slightly higher (2%).

With effect from 30 September DSM took over Roche's vitamins and fine chemicals business. The sales, profits and cash flows of this business, now named DSM Nutritional Products, have been included in the DSM figures for the period from 1 October onwards.

The profit on ordinary activities after taxation amounted to € 219 million, which is 37% lower than in 2002.

The *Life Science Products* cluster saw its sales decrease by 9% compared with 2002. Half of this decrease was due to the lower dollar exchange rate. Its operating profit was considerably lower. The weakening of the US dollar and a weak pharmaceutical ingredients market had a negative effect on profits.

DSM Nutritional Products' contribution in the fourth quarter was positive, which means this new business immediately contributed to earnings per share.

In the *Performance Materials* cluster, sales increased only slightly. Operating profit was substantially lower than in 2002 due to lower margins, in particular for elastomers, and the weakening of the dollar.

Sales of the *Industrial Chemicals* cluster showed a clear increase due to higher sales volumes (consolidation of DSM Nanjing Chemical Co., Ltd. in China), but the operating profit for this cluster decreased substantially, especially in the fibre intermediates business, due mainly to lower margins caused by higher raw materials prices.

MACRO-ECONOMIC DEVELOPMENTS IN 2003

Macro-economic developments in 2003 were unfavourable for DSM. The rate of economic growth was not as high as had been expected at the beginning of the year, especially in Western Europe, our main geographical market. Although conditions in our key markets seemed to be on the mend during the first quarter, the war in Iraq acted as a powerful damper on consumer and manufacturer confidence in both the USA and Europe. Both in the run-up to and during the war in Iraq, oil prices rose and end users used up their inventories.

Consumer spending levels in the USA remained relatively high, mainly as a result of tax measures and the favourable exchange rate for the dollar. In Europe, on the other hand, consumer confidence remained very weak. Industrial output in the eurozone was weak, particularly in the second and third quarters.

As a result of the above factors, growth in the European chemical industry was, at around 0.5%, considerably lower in 2003 than the average annual growth rate of over 3% posted during the period from 1997 to 2002. Very weak levels of demand among the main end users meant that conditions in the European chemical market were highly adverse, especially in the second and third quarters of 2003. In addition, as a net exporter of chemicals, Europe also suffered from the slowdown in world trade and the sharp decline in the value of the US dollar relative to the euro in 2003. On average, the dollar was worth around 20% less than in 2002. There was a slight recovery in levels of demand in our main markets in the fourth quarter. Chemical output in the USA fell by around 0.3% in 2003.

FINANCIAL RESULTS FOR 2003

Due to the divestment of our petrochemicals business in mid-2002 and the acquisition of Roche Vitamins & Fine Chemicals at the end of September 2003, the financial results for 2003 cannot simply be compared with those for 2002. Therefore, the results for ongoing activities (excluding DSM Petrochemicals) will be separately compared where possible. The analyses of the results for 2003 compared with those for 2002 mainly relate to ongoing activities and are based on the accounting policies applied in 2002.

STATEMENT OF INCOME

x € million	2003	2002
ongoing activities:		
net sales	6,050	5,636
other operating income	-70	-141
total operating income	5,980	5,495
total operating costs	-5,686	-5,112
operating profit (EBIT)	294	383
DSM total:		
net sales	6,050	6,665
operating profit	294	450
balance of financial income and expense	-31	-14
taxation	-49	-84
profit from non-consolidated companies	5	-3
profit on ordinary activities after taxation	219	349
extraordinary result after taxation	-94	840
minority interests' share	14	-1
net profit	139	1,188

NET SALES

At € 6.1 billion, sales from ongoing activities were 7% higher than in 2002. Autonomous volume growth amounted to 2%. Selling prices were up 1% on average. Sales increased by 10% as the net effect of acquisitions, consolidations and deconsolidations and decreased by 6% due to the lower exchange rate for the US dollar in particular.

The development of net sales is analyzed below.

x € million — percentage accounted for by:

	2003	2002	difference	volumes	acquisitions and divestments	prices	exchange rates
Life Science Products	1,963	2,168	-9%	-2%	-1%	-2%	-4%
DSM Nutritional Products	496	-			9%		
Performance Materials	1,774	1,767	0%	5%	1%	0%	-6%
Industrial Chemicals	1,416	1,268	12%	6%	5%	7%	-6%
Other activities	401	433					
total, ongoing activities	6,050	5,636	7%	2%	10%	1%	-6%
Discontinued activities	-	1,029					
total DSM	6,050	6,665					

OPERATING COSTS

Operating costs increased compared with 2002, on a comparable basis, and amounted to € 5.7 billion. The main component of these costs, the costs of raw materials and consumables, increased by € 280 million. Expressed as a percentage of net sales, the costs of raw materials and consumables increased from 43% in 2002 to 45% in 2003.

Depreciation and amortization for ongoing activities increased from € 384 million in 2002 to € 429 million in 2003, of which € 42 million (including € 10 million in impairments) related to DSM Nutritional Products.

OPERATING PROFIT

The operating profit on ongoing activities decreased by € 89 million (23%), from € 383 million in 2002 to € 294 million in 2003, mainly as a result of lower margins in 2003. The EBITDA margin (operating profit before depreciation and amortization as a percentage of net sales) decreased from 13.6% in 2002 to 12.0% in 2003.

Margins (selling prices per unit of product less variable costs) were on average below the 2002 level because the increase in raw materials prices was greater than the increase in selling prices.

NET PROFIT

Net profit decreased from € 1,188 million in 2002 to € 139 million in 2003, mainly because of the lower extraordinary result. Expressed per ordinary share, net profit decreased from € 12.08 in 2002 to € 1.24 in 2003.

Net financial expense amounted to € 31 million in 2003, against € 14 million in 2002. This increase is attributable mainly to the acquisition of DSM Nutritional Products.

The effective tax rate was 19% (the same as in 2002).

The result of non-consolidated companies increased, from -€ 3 million in 2002 to € 5 million in 2003, mainly because of the higher result recorded by Methanor.

The profit on ordinary activities after taxation decreased by € 130 million and amounted to € 219 million, the decrease being due mainly to the lower operating profit.

The extraordinary result after taxation for the full year 2003 amounted to -€94 million (2002: a profit of €840 million). The extraordinary charges related to restructuring measures and reorganizations in the Life Science Products cluster, DSM Elastomers, the Industrial Chemicals cluster and DSM Industrial Services.

In the fourth quarter DSM posted an extraordinary gain of € 8 million. This is the balance of a non-recurring tax gain and a provision for restructuring measures in the Industrial Chemicals cluster and at DSM Industrial Services.

Minority interests stood at € 14 million (2002: -€ 1 million), which related to our activities in North America and China.

CAPITAL EXPENDITURE AND FINANCING

Capital expenditure on tangible and intangible fixed assets for ongoing activities amounted to € 433 million in 2003 and was thus at the level of amortization and depreciation. In 2003, DSM moreover invested € 1,560 million in the acquisition of Roche Vitamins & Fine Chemicals (this amount is elucidated in the notes to the financial statements on page 58).

x € million		2003		2002
Cash at 1 January		2,974		1,148
Operating activities:				
– net profit before amortization and depreciation	568		1,630	
– revenue from divestments	-6		-952	
– change in working capital	111		10	
– other changes	-82		-30	
Net cash provided by operating activities		591		658
Investing activities:				
– capital expenditure	-1,902		-536	
– divestments	17		2,037	
– *other changes*	-4		-53	
Net cash used in investing activities		-1,889		1,448
Net cash used in financing activities (incl. dividend)		-571		-280
Effects of changes in consolidation and exchange differences relating to cash held		111		-
Cash at 31 December		1,216		2,974

Net debt at year-end 2003 was 12% of group equity plus net debt.

BALANCE SHEET PROFILE

	before final dividend	
in %	2003	2002
intangible and tangible fixed assets	49	37
financial fixed assets	4	3
current assets	47	60
total assets	100	100
group equity	53	58
provisions	10	8
long-term liabilities	16	15
current liabilities	21	19
total group equity and liabilities	100	100

RATIOS

The balance sheet total (total assets) increased in 2003 and amounted to € 9.4 billion on 31 December (2002: € 9.0 billion).

Group equity decreased by € 225 million compared with year-end 2002, mainly because of exchange differences relating to foreign-exchange-denominated participations and dividend payouts.

Group equity as a percentage of total assets decreased from 58% at the end of 2002 to 53% at the end of 2003. The current ratio (current assets divided by current liabilities) decreased from 2.99 in 2002 to 2.18 in 2003.

Capital expenditure on tangible and intangible fixed assets for ongoing activities exceeded the level of amortization and depreciation by 1%. The total of intangible and tangible fixed assets was € 1,246 million (37%) higher than in 2002, mainly due to the acquisition of Roche Vitamins & Fine Chemicals. The working capital was € 378 million higher than in 2002, due mainly to the acquisition of Roche Vitamins & Fine Chemicals.

Our cash and marketable securities position was reduced, mainly as a result of the acquisition of Roche Vitamins & Fine Chemicals, and amounted to € 1,216 million.



GROUP EQUITY

as a % of balance sheet total



60
50
40
30
20
10
0
99
00
01
02
03

DIVIDEND

The dividend that the company pays its shareholders depends on business conditions, the company's financial performance and other relevant factors. DSM aims to provide a stable and, if possible, rising dividend. The dividend is calculated as a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit on ordinary activities (minus the dividend payable to holders of cumulative preference shares) plus depreciation and amortization. Since depreciation and amortization form a large and stable component of cash flow, the dividend, too, is relatively stable and predictable. In early 2005 DSM will have to review its dividend calculation policy as the implementation of IFRS will lead to changes in the presentation of the statement of income. Proposals to this effect will be made to the 2005 Annual General Meeting.

The proposed dividend on ordinary shares for the year 2003 amounts to € 1.75 per share. This corresponds to about 27% of the cash flow (net profit on ordinary activities (€ 219 million) plus depreciation and amortization (€ 429 million) minus the dividend attributable to holders of cumulative preference shares (€ 22 million). This is outside the 16-20% bracket that DSM applies as a basis for calculating the dividend. An interim dividend of € 0.58 per ordinary share having been paid in August 2003, the final dividend will amount to € 1.17 per ordinary share. The amount of € 1.75 per ordinary share cannot entirely be paid out of the net profit because of the negative extraordinary result. Therefore, it has been decided that the remainder will be paid out of the reserves.

The dividend will be paid out in cash and will be made payable on 14 April 2004.

OUTLOOK

The macro-economic picture for 2004 seems to be brighter than in 2003. Growth in the US economy is set to be much more vigorous than in Western Europe, where persistently high levels of unemployment and low consumer confidence mean there will not be any significant economic recovery for the time being. China is likely to continue to play its role as the economic powerhouse of the Asian region, a role from which both other emerging economies and Japan stand to benefit. The improvement will be significantly less marked in Europe than in other regions. Moreover, the European chemical industry will probably continue to suffer in 2004 from the adverse effects of the relatively high value of the euro against the US dollar.

There seem to be no signs as yet of an improvement in market conditions for a number of important DSM products in the short term. In particular, prices and margins for anti-infectives, caprolactam and melamine are currently under pressure. In line with previous expectations, margins for elastomers and pharma products continue to be under pressure too in the first half of 2004.

Based on the current euro/dollar exchange rate, DSM expects its operating profit for the first quarter of 2004 to be below the level of Q4 2003. The operating profit of Life Science Products is currently expected to be well below the Q4 2003 level, mainly as a result of decreased prices at DSM Anti-Infectives and the impact of the low dollar exchange rate.

In view of the good progress made in the process of integration and transformation of DSM Nutritional Products, DSM maintains the forecast, made in October 2003, that the operating profit of this business for 2004 as a whole will be at least € 150 million, despite the further weakening of the dollar relative to the Swiss franc.

In 2004 DSM expects to see the first results of the restructuring measures it has initiated. These measures will lead to personnel reductions. DSM expects capital expenditure on fixed assets in 2004 to remain below the level of depreciation and amortization.

If the positive growth prospects for the world economy materialize and the average US dollar exchange rate in 2004 turns out to be at the same level as in 2003, the outlook for DSM will be clearly positive, particularly in the second half of 2004. However, it is still too early to anticipate this by making a statement about the development of the results for 2004 as a whole.

OVERVIEW OF ACTIVITIES

DSM's activities are grouped into three clusters: Life Science Products, Performance Materials and Industrial Chemicals. DSM Nutritional Products will remain a separate entity for the time being; it is reported on in a separate chapter after the chapter on the Life Science Products cluster. The tables below present the share of the various businesses in DSM's sales, operating result, capital expenditure, capital employed and workforce.

NET SALES AND SUPPLIES

	NET SALES		SUPPLIES	
x € million	2003	2002	2003	2002
Life Science Products	1,963	2,168	2,022	2,240
DSM Nutritional Products	496	-	496	-
Performance Materials	1,774	1,767	1,777	1,795
Industrial Chemicals	1,416	1,268	1,534	1,389
Other activities	401	433	401	437
intra-group supplies	-	-	-180	-225
total	6,050	5,636	6,050	5,636

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION (EBITDA)

x € million	2003	2002
Life Science Products	320	382
DSM Nutritional Products	72	-
Performance Materials	178	197
Industrial Chemicals	141	158
Other activities	12	30
total	723	767

EBITDA / SUPPLIES 2002 AND 2003


in %
18
16
14
12
10
8
6
4
2
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
DSM (total)
2002
2003

EBIT / SUPPLIES 2002 AND 2003


in %
10
8
6
4
2
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
DSM (total)
2002
2003

CAPITAL EMPLOYED BY CORE ACTIVITY AT 31 DECEMBER 2003



x € billion
2.0
1.5
1.0
0.5
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities

OPERATING RESULT BY CORE ACTIVITY AT 31 DECEMBER 2003



x € million
200
150
100
50
0
Life Science Products
DSM Nutritional Products
Performance Materials
Industrial Chemicals
Other activities

OPERATING RESULT (EBIT)

x € million	2003	2002
Life Science Products	164	232
DSM Nutritional Products	30	-
Performance Materials	90	113
Industrial Chemicals	60	77
Other activities	-25	-12
operating profit before amortization of goodwill	319	410
amortization of goodwill	-25	-27
total	294	383

OPERATING RESULT (EBIT)

as % of average capital employed (ROI)	2003	2002
Life Science Products	8.4	11.4
DSM Nutritional Products*	6.3	-
Performance Materials	8.3	10.4
Industrial Chemicals	8.2	11.6
ROI before amortization of goodwill	6.9	9.9
total after amortization of goodwill, ongoing activities	5.9	8.2

* based on one quarter

CAPITAL EXPENDITURE

x € million	2003	2002
Life Science Products	181	189
DSM Nutritional Products	47	-
Performance Materials	109	167
Industrial Chemicals	78	120
Other activities	18	20
total	433	496

R&D EXPENDITURE

	X € MILLION		AS A % OF NET SALES	
	2003	2002	2003	2002
Life Science Products	123	145	6.3	6.7
DSM Nutritional Products	19	-	3.8	-
Performance Materials	81	82	4.6	4.6
Industrial Chemicals	20	24	1.4	1.9
Other activities	25	20	6.2	4.6
total	268	271	4.4	4.8

CAPITAL EMPLOYED AT 31 DECEMBER

x € million	2003	2002
Life Science Products	1,899	2,016
DSM Nutritional Products	1,811	-
Performance Materials	1,089	1,075
Industrial Chemicals	699	631
Other activities	317	375
capital employed excluding goodwill	5,815	4,097
goodwill	347	441
total	6,162	4,538

WORKFORCE (YEAR-END)

	2003	2002
Life Science Products	8,950	9,330
DSM Nutritional Products	7,399	-
Performance Materials	3,782	3,692
Industrial Chemicals	2,782	1,815
Other activities	3,198	3,538
total	26,111	18,375





DSM AND ATHENS 2004

DSM is supporting the Dutch Olympic team as the 'Partner in Sport' of NOC*NSF (Netherlands Olympic Committee*Netherlands Sport Confederation). Apart from finance, DSM is contributing know-how in the field of materials, nutrition and technology.

ATHENE 2004
NOC*NSF
OLYMPIC TEAM
THE NETHERLANDS

Unlimited. DSM
NOC*NSF
partners in sport


Unlimited. DSM

Dirk Lippits.




DSM

Rens Blom and Jan Dopper.

The company is also supporting individual athletes as they prepare for the 2004 Athens Olympics.

The 'Unlimited Olympic Team' is made up of three top Dutch sportspeople – rower Dirk Lippits, pole-vaulter Rens Blom and paralympic tennis-player Sharon Walraven.



DSM Nutritional Products.









LIFE SCIENCE PRODUCTS

The Life Science Products cluster comprises the business groups DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The activities of this cluster are mainly targeted at the pharmaceutical, food and agrochemical industries. These markets offer DSM attractive prospects and good growth opportunities. The main drivers of growth are a growing world population, increasing purchasing power, the aging of the population, a growing emphasis on healthy lifestyles, new technological developments and the outsourcing of production activities by pharmaceutical companies.

DSM is an attractive partner for customers in the life science industry. Through the combination of biotechnology (including fermentation and biocatalysis) and organic chemistry, DSM can offer its customers the widest possible range of technologies ('toolbox') and support them with innovations. DSM is the world's biggest supplier to the pharmaceutical industry. In the field of food ingredients, too, DSM holds leading positions, which have been strengthened considerably as a result of the addition of DSM Nutritional Products, which will be reported on separately.

The business groups forming part of the Life Science Products cluster achieve major synergistic benefits through intensive collaboration in the field of research and development, in particular in biotechnology and through the shared use of production sites and facilities. DSM Pharmaceutical Products and DSM Fine Chemicals source part of their raw materials and competences in manufacturing, marketing and business systems from other DSM units.

The cluster's sales showed a clear decline in 2003 compared with 2002. The operating profit was considerably lower than in the previous year. The main causes were very weak market conditions for pharmaceutical ingredients at DSM Pharmaceutical Products and the considerable weakening of the US dollar against the euro.

x € million	2003	2002
net sales*:		
- DSM Fine Chemicals	347	386
- DSM Pharmaceutical Products	425	538
- DSM Anti-Infectives	542	573
- DSM Food Specialties	316	338
- DSM Bakery Ingredients	392	405
total	2,022	2,240
operating profit	164	232
operating profit plus amortization and depreciation	320	382
capital expenditure	181	189
capital employed at 31 December	1,899	2,016
operating profit as % of average capital employed	8.4	11.4
research and development	123	145
workforce at 31 December	8,950	9,330

* before elimination of intra-group supplies to other clusters

NET SALES* OF LIFE SCIENCE PRODUCTS

x € million



2,500
2,000
1,500
1,000
500
0
99
00
01
02
03

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF LIFE SCIENCE PRODUCTS

x € million



300
200
100
0
02
03

DSM FINE CHEMICALS

DSM Fine Chemicals concentrates on specialty chemicals for the agrochemical, food and a number of other industries. DSM Fine Chemicals comprises four business units:

DSM Actis focuses on the synthesis, on an exclusive basis, of products for the agrochemicals market and on *product trees*: products based on the same raw materials or the same technology. The business unit has production facilities in Linz (Austria) and Geleen (Netherlands).

DSM Special Products develops, produces and markets benzoic acid, sodium benzoate, benzaldehyde, benzyl alcohol and a few derivatives thereof for the life science industry. The business unit has a wide range of end-use markets and is the undisputed leader in some important markets for preservatives and flavourings. DSM Special Products has production facilities in Geleen and Rotterdam (both in the Netherlands).

DSM Minera operates an iodine mine in Chile and supplies iodine and iodine derivatives to the life science products and performance chemicals end markets.

Holland Sweetener Company is a joint venture with Tosoh (Japan). It develops, produces and markets the intense, low-calorie sweetener aspartame. Holland Sweetener Company has a production plant in Geleen (Netherlands).





Rens Blom.

Rens Blom (26 joined DSM's Unlimited Olympic Team in June 2003. A top international pole vaulter – Dutch champion, bronze medalist at the 2003 Indoor World Championships and Olympic qualifier for Athens 2004 – he is convinced he can break the Dutch record and improve on his personal best of 5.75 metres.

Rens grew up in Limburg, the Dutch province where DSM also has its roots. In addition to supporting Rens financially, DSM is studying ways of improving his equipment and supplying him with food supplements.







Research into recovery drink at Maastricht University.

The Life Science Products cluster and DSM Nutritional Products make ingredients for healthy food, among them the newly developed recovery drink PeptoPro®Sports, which reduces the time it takes an athlete to recover after an intense sporting performance.









DSM Coating Resins.

Meanwhile, the Performance Materials cluster has developed a range of 'sporty' plastics. These include performance materials for fencing suits, Formula 1 cars, sailing boat hulls, bow strings and a wide variety of other sporting articles.






Unlimited. DSM

Dirk Lippits.

DSM signed a sponsorship agreement with Dutch rower Dirk Lippits (25) – a promising sculler and a graduate of Eindhoven University of Technology – in March 2003. Dirk is involved in a research project aimed at further improving the properties of ultra-high molecular weight polyethylene (uhmwPE) for medical applications.

Although this work is a vital part of his life, rowing is Dirk's first love. He trains all year round – two hours twice daily – in a single scull weighing just 14 kilos. The 8.5-meter boat cuts through the water like a javelin.





Montreal 1976 • Moscow 1980 • Los Angeles 1984 • Seoul 1988 • Barcelona 1992 • Atlanta 1996 • Sydney 2000 • Athens 2004

Albertville 1992 • Lillehammer 1994 • Nagano 1998 • Salt Lake City 2002

Unlimited. DSM NOC*NSF
partners in sport

28 • Los Angeles 1932 • Berlin 1936 • London 1948 • Helsinki 1952 • Melbourne 1956 • Rome 1960 • Tokyo 1964 • Mexico City 1968 • Munich 1972 •

pezzo 1956 • Squaw Valley 1960 • Innsbruck 1964 • Grenoble 1968 • Sapporo 1972 • Innsbruck 1976 • Lake Placid 1980 • Sarajevo 1984 • Calgary 1988 •



Sharon Walraven.



Sharon (33) was born and raised in Limburg, DSM's home province. She played tennis to national level before suffering a surgical accident in 1993, but was back playing wheelchair tennis within a year. She has steadily climbed the world rankings from 56th in 1994 to third in 2002. Sharon is also an accomplished doubles player, rising from world number 52 in 1995 to fourth place by 2002.

She has won countless tournaments around the world, but her greatest accomplishment was the silver medal she brought home from the Sydney Olympics in 2000. In 2003 alone, Sharon played in 20 singles tournaments, winning three, reaching the finals of three more, the semi-finals of nine and the quarter-finals of the other five.





DSM Research.



DSM is supplying materials and ingredients for a wide variety of products on an increasingly large scale. The products are to be found in applications at all levels of sport, ranging from fencing suits, swimming costumes and sports bags to snowboards and sailing boats.




















Olympic Summer Games: Athens 1896 • Paris 1900 • St. Louis 1904 • London 1908 • Stockholm 1912 • Antwerp 1920 • Paris 1924 • Amsterdam 19

Olympic Winter Games: Chamonix 1924 • St. Moritz 1928 • Lake Placid 1932 • Garmisch-Partenkirchen 1936 • St. Moritz 1948 • Oslo 1952 • Cortina d'Am

STRATEGY
DSM Fine Chemicals' strategy is to further expand its position as a supplier of high-quality specialty chemicals. In order to fulfil this ambition, DSM Fine Chemicals concentrates on active portfolio management of its product families, growth in selected market segments, ongoing process improvement and cost reductions.

BUSINESS REVIEW
The situation on the markets in which DSM Fine Chemicals operates mirrored the general state of the economy in 2003. The business group's financial performance was adversely affected by the poor economic climate. All activities suffered from the unfavourable rate of the US dollar.

Constant price fluctuations on the aspartame market had an adverse impact on the performance of Holland Sweetener Company. In the second half of 2003, a number of restructuring operations were announced in this market, which might result in improvement of the balance of supply and demand in the long term.

There were two accidents at DSM Fine Chemicals' production sites last year. At the beginning of the year, a fire broke out at a plant producing sodium benzoate in Rotterdam, the Netherlands, and in August there was an explosion at one of the plants in Linz, Austria.

Despite a strict policy of cost control, DSM Fine Chemicals' operating profit for 2003 was slightly lower than that for 2002, which was due in particular to lower margins, the lower dollar exchange rate and production outages at some plants.

PROJECTS
For all the business units of DSM Fine Chemicals, the main priority in 2003 was the need to strengthen profitability and boost growth. Among the results of this focus was the launch of VevoVitall®, an innovative animal feed ingredient marketed by DSM Nutritional Products, and the decision to start developing new products for exclusive synthesis. Various steps were also taken to improve individual business processes; these included the implementation of demand-supply chain processes, prospect-to-order processes and order-to-cash processes.

DSM FINE CHEMICALS

Purox®S – DSM Special Products' sodium benzoate – is widely used as a preservative. Safe, well-preserved food is of essential importance in everyday life, and of course also in the balanced diets of athletes.



Unlimited. DSM partners in sport

DSM PHARMACEUTICAL PRODUCTS

DSM Pharmaceutical Products comprises three business units: *DSM Pharma Chemicals* (DPC) ranks among the world's top three manufacturers of complex pharmaceutical intermediates and active ingredients. Its main clients are the large pharma houses and a number of smaller pharma companies. Its main production facilities are located in Linz (Austria), South Haven (USA) and Venlo (Netherlands). *DSM Biologics*, with production facilities in Groningen (Netherlands) and Montreal (Canada), focuses on the market for biotech-based pharmaceuticals, such as recombinant proteins, antibodies, gene therapy products and vaccines. *DSM Pharmaceuticals, Inc.* (DPI) in Greenville (USA) formulates pharmaceutical products into various dosage forms.

STRATEGY
DSM Pharmaceutical Products focuses on market leadership in the development, scale-up and custom manufacture of pharmaceuticals. It acts as a customer-oriented and reliable partner supplying the pharmaceutical industry with a sophisticated range of chemical intermediates, biotech-based drugs and dosage formulations such as Orals & Topicals and Steriles.

BUSINESS REVIEW
Primarily as a result of delays in approval procedures for new pharmaceutical products and overcapacity for the production of pharmaceutical intermediates, this business group saw sales decline substantially in 2003. The business group's operating profit declined very strongly and was slightly negative.

DSM Pharmaceutical Products has initiated measures to further reduce costs and to align capacity with demand. In addition, it has stepped up its efforts to attract new customers.

When DSM acquired Roche Vitamins & Fine Chemicals, Roche selected DSM as its preferred supplier of pharmaceutical ingredients, insofar as it outsources the manufacture of these products.

Although DSM Pharmaceutical Products experienced a decline, the number of new drug approvals issued by the US Food and Drug Administration (FDA) increased compared with 2002. On the basis of this, a rise in the demand for pharmaceutical ingredients is expected in the medium term, supported by other factors such as the aging of the world population, rising standards of living and growing interest in the quality of life.

Sales at DSM Pharma Chemicals were under severe pressure in 2003. In addition to certain general factors which combined to produce overcapacity in the end market, DSM Pharma Chemicals' performance was also affected by a number of more specific factors: demand for certain key products levelled off in 2003, whilst a number of products of our customers suffered from delays in FDA approval procedures or were rejected by the FDA. The result was a decline in the number of projects, and hence in the business unit's sales, a trend that is likely to continue in 2004.

The business unit has taken steps to buck the trend and improve the levels of profits. Following the closure of the plants in Maarssen (Netherlands) and Regensburg (Germany) in 2001 and 2002 respectively, the ageing TP2 plant in Venlo (Netherlands) was closed in 2003 and the chemical plants of DSM Pharma Chemicals in Greenville (USA) will be shut down in the course of 2004.

DSM Pharma Chemicals' strength in technology and cGMP-based quality assurance, combined with further cost-cutting measures and DSM's expertise in improving business processes, are a good platform for returning the business unit to a sound level of profit and making sure it retains its market leadership.

Steps have been taken to further extend the product portfolio by concentrating on DSM Pharma Chemicals' strengths. We intensified our activities surrounding products in a pre-clinical design stage by expanding Rescom® in Regensburg (Germany) and by buying stakes in 2003 in Chiralix (25%), a research institute based in Nijmegen in the Netherlands and Syncom (30%), a research organization in Groningen, also in the Netherlands. DSM Pharma Chemicals also has an interest in five of the fifteen pharmaceutical products developed via chemical routes that were approved by the FDA in 2003.

Despite operating from a relatively small base, DSM Biologics has enjoyed a number of years of strong growth, built on a growing biopharmaceuticals pipeline. DSM Biologics is unrivalled in innovative technologies such as Per.C6, which stems from an alliance with Crucell, and PlugBug®. There was a contraction in the portfolio of projects in 2003 as various products were taken off the market and a number of major projects reached the final stages of clinical testing.

DSM Biologics' investment programme, which it is implementing jointly with SGF, its Canadian partner, will be adjusted to take account of the slowdown in growth projected for the near future. Moreover, the programme will focus to an even greater extent on further improving the cGMP standard in line with the system designed at DSM Pharmaceuticals, Inc., which is in line with operations in the commercial phase of the biopharmaceuticals development process. DSM Biologics' head office will be moving to Montreal in 2004.

DSM Pharmaceuticals, Inc. (DPI) took a large number of quality and control measures in response to the warning letter received from the FDA in 2001. There is now a sophisticated system in place at DPI that has passed all the inspections performed by the authorities in the UK, Canada and Germany, as well as by the European Agency for the Evaluation of Medicinal Products. In September 2003, the FDA issued a written statement confirming that all systems and processes are fully up to standard. The extended marketing campaign aimed at securing new orders and customers was once again successful.

DSM PHARMACEUTICAL PRODUCTS

Creatine, one of the various high quality products of DSM Pharmaceutical Products, promotes muscle building. It plays a crucial role in boosting stamina in sports requiring extreme exertion. Many athletes use creatine to improve their performance.



Unlimited. DSM
partners in sport

The demand for sterile-packaged products grew more rapidly in 2003 than overall demand in the pharmaceutical market, and this trend looks set to continue in 2004. It is against this background that DPI has decided to further expand its production capacity by building a plant that will manufacture small volumes of sterile products for clinical testing. This will enable us to extend our primary and secondary production services to include biopharmaceutical products.

For manufacturers of pharmaceutical intermediates, 2004 will prove to be another difficult year. There should be signs of a gradual improvement in the second half of the year, partly thanks to an expanding project portfolio and to the sales ensuing from the agreement made when we acquired Roche's Vitamins & Fine Chemicals division.

DSM ANTI-INFECTIVES

DSM Anti-Infectives holds global leadership positions in anti-infectives, such as penicillin G, intermediates such as 6-APA and 7-ADCA, side chains and active ingredients for anti-infectives. These products are mainly used in antibiotics (penicillins and cephalosporins for combatting bacterial infections) and antimycotics (for combatting fungal infections). The business group has production sites distributed over the Netherlands, Spain, Italy, Sweden, Mexico, India, China and Egypt.

STRATEGY

DSM Anti-Infectives seeks to maintain and, where relevant, improve its position as the world market leader. Cost efficiency, technological innovation, operational excellence and close partnerships with customers are key elements of our strategy.

BUSINESS REVIEW

The global penicillin market grew by around 3% in 2003. China, where the market expanded by over 10%, now represents some 30% of the aggregate global market.

A sharp increase in output in China led to a situation of overcapacity, squeezing penicillin prices. DSM Anti-Infectives nonetheless succeeded in limiting the impact by launching a new production technology and by stepping up collaboration with customers. Sales were slightly lower than in 2002, due mainly to the lower dollar exchange rate.

The plant we opened in Delft (Netherlands) in 2002, which uses pioneering technology to produce 7-ADCA, made strong gains in terms of both efficiency and output. The market for intermediates such as 6-APA and 7-ADCA was adversely affected by the low price of penicillin.

Prices of active ingredients fell to record lows during the course of the year. Despite this, prices of enzymatically manufactured products such as cephalexin and amoxycillin held up, and DSM Anti-Infectives was able to expand its share of this particular market segment. On balance, the business group saw its average margins increase in 2003 compared with the previous year.

Our production plant for clavulanic acid, an ingredient for antibiotics that is particularly popular in the USA and various other Anglo-Saxon countries, successfully completed a major expansion of its production capacity. Partly as a result of this, we were able to support our customers' ambitious growth plans in this field.

DSM ANTI-INFECTIVES

A speedy and full recovery from sickness is of vital importance for top athletes. Products of DSM Anti-Infectives such as amoxicillin – one of the most widely used medicines in the world – are very effective for this purpose.



Despite fierce competition, DSM Deretil maintained its position in 2003 as the global market leader in side chains for antibiotics. It managed to offset the decline in market prices by keeping its costs strictly under control and stepping up its output.

Thanks to the implementation of development and restructuring programmes and the strong sales of clavulanic acid, DSM Anti-Infectives posted a clearly higher operating profit than in 2002.

PROJECTS
DSM Anti-Infectives continued in 2003 both with its Operational Excellence programme and with the development programme launched in 2002 for boosting process efficiency and expanding plant facilities. Various measures were taken in this connection: production capacity was expanded at a number of plants, viz. the enzamox plant in Almería (Spain); the 7-ADCA plant in Delft (Netherlands); the plants producing semi-synthetic cephalosporins in St. Perpetua (Spain), Xinhua-Chemferm (China), Chandigarh (India), and penicillin G in Monterrey (Mexico). We achieved a major expansion in production capacity for clavulanic acid; successfully designed and optimized enzymatic routes for producing synthetic cephalosporins and semi-synthetic penicillins; and significantly raised the productivity of the fermentation process for penicillin G and 7-ADCA.

DSM FOOD SPECIALTIES

DSM Food Specialties is a global supplier of advanced ingredients for the food industry manufactured with the aid of fermentation and enzyme technology, among others. The group comprises four product groups and one development unit. *DSM Dairy Ingredients* supplies a range of ingredients and additives for the dairy industry, such as rennet, starter cultures, coatings for cheese and dairy-product tests. DSM is among the global leaders in cheese ingredients. *DSM Savoury Ingredients* is the leading producer of ingredients for flavourings and flavour enhancers (such as yeast extracts) used in products such as soups, sauces, instant meals and snacks. *DSM Beverage Ingredients* holds a strong position in products such as enzymes, yeasts and preservatives for fruit juices, wine, beer and other alcoholic beverages. *DSM Nutritional Ingredients* produces ingredients for baby food, food supplements and functional foods such as arachidonic acid, betacarotene and enzymes. *DSM Ingredients Development* focuses on the development of new, innovative food ingredients.

DSM Food Specialties' main production sites are in Seclin (France) for enzymes, Capua (Italy) for betacarotene, arachidonic acid and a number of other products, Delft (Netherlands) for yeast extracts and tests, Zaandam (Netherlands) for flavouring ingredients and Moorebank (Australia) for starter cultures. Its main R&D centres are in Delft and Seclin.

STRATEGY
DSM Food Specialties focuses on market segments characterized by above-average growth and seeks to respond to health trends and the increasing demand for natural products. DSM Food Specialties supplies its customers with innovative, added-value ingredients that enable them to satisfy consumer demands with regard to quality, nutritional value and taste.

BUSINESS REVIEW
The food ingredients market grew about 4% in 2003. However, DSM Food Specialties' sales were slightly lower than in 2002, mainly as a result of the strong decline in the dollar exchange rate. DSM Food Specialties only produces a small amount of its manufacturing output in the US, but a large proportion of its sales are denominated in US dollars. At about 7%, sales volume growth was higher than market growth. Margins for some products were under pressure due to the decline in the dollar exchange rate.

In connection with the takeover of Roche's Vitamins & Fine Chemicals division, the joint venture with BASF in the field of feed enzymes (such as phytase) was dissolved. The successful alliance in this field between this division and the Danish firm Novozymes will be continued.

DSM Dairy Ingredients' sales were slightly lower than in 2002, and again the lower dollar exchange rate was the factor responsible. Lower market prices for animal rennet led to stagnation of the sales growth of rennet produced by means of fermentation. The starter culture and probiotic product lines showed considerable growth. DSM Dairy Ingredients' position in starter cultures was boosted by a partnership agreement with the Italian firm CSL. Sales of antibiotic residue tests declined somewhat. Sales of preservatives remained stable, due in part to the activities taken over from National Starch & Chemicals in the field of cheese coatings (Plasticoat®).

Sales at DSM Savoury Ingredients remained stable. DSM Beverage Ingredients saw its sales decrease strongly, mainly as a result of the sale of the distributor DSM Food Specialties Oenologie SAS in France.

DSM Nutritional Ingredients saw its sales increase very strongly. A large number of baby food manufacturers have introduced new product lines for infant formula enriched with arachidonic acid (ARA), leading to substantially higher sales and capacity expansion for this successful product. DSM Food Specialties is the exclusive supplier of ARA to Martek, the company that markets ARA/DHA oil. DSM Food Specialties is increasing its focus on the food supplements market by introducing the Lafti ® probiotics strain.

DSM Ingredients Development stepped up its collaborative efforts with external research institutes and prospects in its quest to develop new, innovative ingredients. Together with the University of Maastricht it investigated the effects of new ingredients in a recovery drink for top athletes. The study showed a 5% better average performance level in athletes who had drunk the DSM recovery drink, PeptoPro®Sports. DSM is offering PeptoPro®Sports to

DSM FOOD SPECIALTIES

PeptoPro®Sports Energy Recovery Drink – a product of DSM Food Specialties – differs from other sports and energy drinks in that it enables faster replacement of muscle energy stores.



Unlimited. DSM partners in sport

Dutch athletes who are preparing for the 2004 Olympics in Athens. DSM Ingredients Development is also developing new ingredients that promote muscle recovery in endurance athletes and diabetics.

The operating profit for DSM Food Specialties was clearly lower than in 2002 due to the declining dollar exchange rate and lower margins for some ingredients.

PROJECTS

The business group's R&D organization has intensified its research into radical product innovations and has shifted its focus for the medium and long term to the development of nutritional ingredients. In 2003, as in the previous year, the genomics project resulted in a large number of patent applications. The construction of the Food Innovation Center in Delft (Netherlands) was all but completed. This lab will accommodate about a hundred product developers and application specialists who will develop new food ingredients. Various units within the business group were certified to ISO 9001:2000 in 2003, including our enzyme plant in Seclin (France) and our test centre and R&D department in Delft (Netherlands) This means that virtually all production sites, business units and R&D activities of DSM Food Specialties are now certified to the ISO 9001:2000 or ISO 14001 standards. At the end of 2003 a start was made on restructuring measures at various units of the group. These measures, which are aimed at improving DSM Food Specialties' profitability and facilitating its growth, will be implemented in 2004.

DSM BAKERY INGREDIENTS

DSM Bakery Ingredients has its main production sites in Europe and Latin America and is one of the largest manufacturers of bakery ingredients in the world. The business group's products include baker's yeast, bakery enzymes and bread improvers. In the markets for yeast and other bakery ingredients, DSM is the world's No. 3 supplier.

STRATEGY

DSM Bakery Ingredients wants to be the baking industry's partner of choice by supplying innovative, high-quality products at competitive prices. To this end, DSM Bakery Ingredients has set itself the objective of becoming the leading player on the world market and of achieving the lowest possible costs through operational excellence programmes.

BUSINESS REVIEW

Although there has been a slight decline in per capita bread consumption as a result of changing eating habits in various regions, the bread market as a whole has shown signs of slight growth, more or less in line with the expansion of the world population. Thanks to its extensive knowledge of the various end-user markets, DSM Bakery Ingredients is in an excellent position to anticipate trends and changes and to meet the demand for new types of bread. A good example of its well-developed local orientation is the successful introduction of a new functional food, Vitafit® bread, in Southern Europe. This type of bread contains the enzyme phytase, which improves the body's absorption of minerals.

A further series of liquid bakery ingredients were launched during the year. DSM Bakery Ingredients maintained its position in the relatively stable fresh yeast market. Despite the growth of the market for instant dry yeast, prices were under strong pressure from continuing overcapacity problems. DSM further expanded its market position in bakery enzymes. Low sales volumes for fresh yeast due to the extremely hot summer in Europe and lower-than-budgeted prices for instant dry yeast put the business group's operating profit under pressure and caused it to show a substantial decrease compared with 2002.

PROJECTS

The sale of a number of activities in Portugal led to a further reduction in our activities on the pastry market. In finalizing this deal we obtained a position in bread improvers in Spain, which we integrated into our existing activities. The development of two new hemicellulase products was so successful that these bakery enzymes could be introduced in the market earlier than planned. Building on our strong patent portfolio, we introduced stabilized liquid yeast in retail packaging under the name of Fermipan in Spain, Portugal, France, Italy, Belgium and the Netherlands. A new instant dry yeast in combination with a bread improver was successfully introduced under the name of Fermipan®Super.

DSM BAKERY INGREDIENTS

Enzymes and a combination of various carbohydrates are the ingredients of a bread improver that DSM Bakery Ingredients developed specially for the Vitafit® high-energy bread roll which was introduced during the Winter Olympics of 2002.



Unlimited. DSM partners in sport

DSM NUTRITIONAL PRODUCTS

DSM Nutritional Products is a global supplier of vitamins, carotenoids (i.e. colorants and antioxidants) and other biochemicals and fine chemicals to the food, feed, health and cosmetics industries. It has eleven large production plants in seven countries: Switzerland (Sisseln and Lalden), France (Village-Neuf), Belgium (Tienen), Germany (Grenzach), the UK (Dalry), the USA (Freeport and Belvidere) and three plants in China (Shanghai and Wuxi). The unit also owns some 50 smaller, 'pre-mix plants', where products are made in response to specific customer needs. R&D activities are concentrated in the region of Basel, Switzerland. DSM Nutritional Products has sales offices in over 100 countries.

Among the products successfully launched in 2003 were certain types of vitamins and vitamin formulations, raw materials for the flavourings and cosmetics industries (including UV sunscreens), various carotenoids (formulations), polyunsaturated fatty acids and green tea extracts. A number of further product launches are scheduled for 2004: vitamin A in powder form for the cattle feed industry, pet foods based on betacarotene and vitamin C, vitamin C applications for human use and new ingredients for skin and hair care products.

The acquisition of the activities of DSM Nutritional Products in 2003 has put DSM in an ideal position to respond to major social trends such as the growing interest in health and the prevention of disease. Thanks to all the innovative products developed by Roche, it had already established an impressive reputation in the health and prevention field. Its portfolio has expanded over the years to embrace a wide range of products. Supported by carefully targeted R&D, DSM Nutritional Products will be able to respond actively to the current trends in the marketplace.

x € million	fourth quarter 2003
net sales	496
operating profit	30
operating profit plus amortization and depreciation	72
capital expenditure	47
capital employed at 31 December	1,811
operating profit as % of average capital employed	6.3
research and development	19
workforce at 31 December	7,399

STRATEGY
The profitability of the former Roche division has come under heavy pressure in recent years, partly as a result of increasing competition from China, cyclical price pressure and exchange rate developments, particularly the decline in the value of the US dollar against the euro and the Swiss franc. DSM Nutritional Products has launched a programme known as Vital in order to reverse this trend. The programme is due to run until the end of 2005 and consists of three stages. The main focus in the first stage will be on strengthening and reorganizing existing activities so as to achieve a substantial improvement in the short term. The second stage will revolve around improving the quality of profits, whilst the third and final stage will involve defining a strategy and an organizational structure. By the end of the year under review, we had already identified potential areas of improvement for phase 1 worth at least € 150 million on an annual basis, to be achieved in 2004 and 2005. DSM Nutritional

NET SALES* OF DSM NUTRITIONAL PRODUCTS


x € million
2,500
2,000
1,500
1,000
500
0
03

* before elimination of intra-group supplies to DSM clusters

OPERATING PROFIT OF DSM NUTRITIONAL PRODUCTS


x € million
300
200
100
0
03

Products should be contributing at least € 150 million to our overall operating profit in 2004. The new organization will thus be a positive contributor to DSM's earnings per share right from the very outset. The EBITDA target set for DSM Nutritional Products for 2005-2006 is 18% of net sales.

BUSINESS REVIEW
Market developments during DSM Nutritional Products' first quarter as part of DSM (Q4 2003) were in line with expectations: DSM Nutritional Products recorded sales of almost € 0.5 billion and an operating profit of € 30 million. The continuing strong competitive pressure resulted in lower selling prices for a number of products. The result was also depressed by the lower exchange rate of the US dollar. For some products, however, higher selling prices were realized. Newly launched products showed a healthy growth curve. Restructuring measures, some of which had been initiated already before the takeover date, yielded cost savings and also had a positive effect on the operating profit. The particulars for the various segments are described below.

Food (Human Nutrition and Health)
The final quarter of the year confirmed the positive trend shown in the food segment of DSM Nutritional Products during 2003. Sales of vitamin C, betacarotene and citric acid were up, in combination with strong growth in sales of new products such as PUFA N-3 (polyunsaturated fatty acids used as a nutritional ingredient for infant formula, milk, bread and other functional foods) and Teavigo®, a recently launched active nutritional component for green tea.

In terms of existing products, the pharma segment (dietary supplements/OTC) faced strong competitive pressure in North America. On the other hand, new products and new product forms produced

DSM NUTRITIONAL PRODUCTS

Safe food and proper treatment of injuries are essential in top sports. Products of DSM Nutritional Products' Food and Fine Chemicals unit are used in preservatives and active ingredients of medicines.



Unlimited. DSM partners in sport

very gratifying results: Lycopene was launched by the leading dietary supplement brands in the USA, and Lutein posted growth rates of over 20%, mainly thanks to new launches in Asia and Europe. Teavigo® was also launched in this segment.

Animal feed (Animal Nutrition and Health)
Growth in the animal nutrition segment was led by Hy.D® feed supplement (an enhanced form of vitamin D) and Ronozyme® enzyme products. VevoVitall® (a feed supplement produced by DSM Fine Chemicals that reduces ammonia emissions) has also recently been added to our product portfolio and is an example of the synergy produced by the acquisition. The poultry and pig sectors were under pressure as a result of higher raw material prices (i.e. soybean meal, corn and wheat) and flat demand. Prices, however, remained stable.

In the aquaculture segment, the global salmon industry remains under pressure, with flat markets in Europe and growing salmon markets in the USA. The industry went through a moderate restructuring that had a positive impact in the final quarter of 2003.

For Ronozyme® animal feed products 2003 was another good year, with clear growth compared with 2002. Within the alliance with Novozymes new and innovative enzymes are continually being discovered for the animal nutrition industry, as a result of which we have a number of promising products in the pipeline.

DSM NUTRITIONAL PRODUCTS

Vitamins produced by DSM Nutritional Products' Animal Nutrition unit are added to animal feed to ensure a well-balanced diet. Optimum feed is crucial for Olympic horses in order to achieve top performance.



Unlimited. DSM partners in sport

Cosmetics (Personal Care)
This segment also saw competitive pressure among mature products on the one hand and good growth in new products on the other. STAY®-C 50, a highly stable form of vitamin C for skin care, attained good market penetration. Parsol® SLX, a new generation UV-B filter, was also well received by leading customers. Leading producers of sunblockers intend to launch this unique patented DSM product in key markets in 2004.

STRATEGIC INVESTMENTS
DSM Nutritional Products reinforced its lead as a premix supplier by opening new, state-of-the-art plants for feed premixes in Spain and Korea in 2003, as an addition to the new plants in Chile, Hungary and Vietnam opened in 2002. We also opened new plants for food premixes in China, Brazil and South Africa. In addition we made major upgrades to our existing facilities in Grenzach and Village-Neuf, thereby further strengthening our leadership position in this segment.

Construction work on and the run-up to a new state-of-the-art vitamin E manufacturing facility is proceeding according to plan in Sisseln, Switzerland. This high-tech plant will be operational in the second quarter of 2004. DSM Nutritional Products optimized the production of vitamin C in 2003 following the installation of a new process in its facility in Dalry, Scotland.

ORGANIZATION
Feike Sijbesma (who is also a member of the DSM Managing Board) is chairman of the Executive Committee of DSM Nutritional Products, while Bob Hartmayer (formerly business group director at DSM Food Specialties) has been appointed COO. The Vital project is led by a team of project directors chaired by Emmo Meijer (DSM's Chief Technology Officer).

The names of the top executives of the DSM Nutritional Products organization and of the Vital project are given below.

Members of DSM Nutritional Product's Executive Committee:

Feike Sijbesma (Chairman)
Bob Hartmayer (Chief Operating Officer)
Frans Pistorius (Finance)
Alexander Schmid-Lossberg (Human Resources)
Jo van den Hanenberg (Information Technology)
Mauricio Adade (Marketing)
Manfred Eggersdorfer (Research & Development)
Paul Gilgen (Manufacturing)
Christoph Goppelsroeder (Region North and South America)
Bruno Müller (Region Europe)

Vital Project directors:

Emmo Meijer
Christoph Goppelsroeder
Jos Schneiders
Matthias Währen

PERFORMANCE MATERIALS

The Performance Materials cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins and the business unit DSM Dyneema (formerly DSM High Performance Fibers). All of these specialize in the manufacture of high-quality products tailored to meet customers' performance criteria. They are characterized by a relatively high added value and for most of them DSM has a global marketing strategy. The products are used in a wide variety of end-use markets, such as the automotive sector, the electrics & electronics industry, coatings and building construction. These markets are characterized by an ongoing drive towards new applications such as electronics in cars, plastic components replacing steel, electronic equipment for new infrastructures, eco-friendly coatings and personal-safety-enhancing products. DSM intends to reinforce its activities in this cluster via an acquisition worth up to about € 500 million.

The cluster's sales and operating profit decreased as a result of the strong decline in the dollar exchange rate and very weak market conditions, which had a particularly strong impact on prices and margins for elastomers. The other businesses in the cluster on balance posted a higher operating profit.

x € million	2003	2002
net sales*:		
– DSM Elastomers (incl. DSM Dyneema)	493	509
– DSM Engineering Plastics	566	579
– DSM Coating Resins	406	403
– DSM Composite Resins	312	304
total	1,777	1,795
operating profit	90	113
operating profit plus amortization and depreciation	178	197
capital expenditure	109	167
capital employed at 31 December	1,089	1,075
operating profit as % of average capital employed	8.3	10.4
research and development	81	82
workforce at 31 December	3,782	3,692

* before elimination of intra-group supplies to other clusters

DSM ELASTOMERS

Materials used in motor sports and in, for example, high-quality scuba fins and diving masks, compounds for golf club grips, rubber infill for articificial pitches and granulate for sport tracks – these are just a few of the many applications of DSM Elastomers' products.



NET SALES* OF PERFORMANCE MATERIALS

x € million


2,500
2,000
1,500
1,000
500
0
99
00
01
02
03

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF PERFORMANCE MATERIALS

x € million


200
100
0
02
03

DSM ELASTOMERS

DSM Elastomers manufactures synthetic rubbers (EPDM) and thermoplastic rubbers (TPVs), which are used in cars, white goods, various industrial products and construction materials and as motor-oil additives. DSM Elastomers holds a global leadership position in EPDM rubber, with a production capacity of 260,000 tpa and a market share of over 20%. The business group is the second largest thermoplastic-rubber producer in the world. DSM Elastomers has production sites in Geleen (Netherlands), Genk (Belgium), Addis, Leominster (USA) and Triunfo (Brazil), and operates a production joint venture in Chiba (Japan).

STRATEGY

DSM Elastomers aims to maintain its position as the global EPDM market leader by renewing its product range on an ongoing basis and by substantially improving its cost position. The start-up of the new EPT3 plant in Geleen and the announced closure of the facilities in Addis and Chiba in 2004 will make a significant contribution towards this goal. As a TPV producer, the business group aims to broaden its range of activities, in particular in the field of consumer products, such as soft touch handles of for example toothbrushes and kitchen utensils.

BUSINESS REVIEW

Following the global decline of the EPDM market in the last few years, which was felt particularly strongly in the automotive industry – DSM Elastomers' main market – and in the building construction industry, demand in 2003 remained at the same level as in 2002. DSM Elastomers retained its market share. However, prices remained under pressure in 2003. Rising raw-materials prices resulted in an additional margin squeeze. As a result of this development, the business group posted a negative operating result in 2003, representing a very strong decrease compared with 2002, when its operating result had been clearly positive.

The investigations into the possible existence of agreements to reduce competition and/or concerted practices that the European Commission and the American Department of Justice started in December 2002 are still in progress. DSM has offered full cooperation in these investigations and will continue to do so for as long as this is necessary. The above-mentioned investigations have prompted a number of buyers to institute proceedings for damages in the United States District Court in Connecticut against a number of EPDM producers, including DSM.

PROJECTS
Following a strategy review, the business group made a number of far-reaching decisions in 2003. The production sites in Addis and Chiba will be closed. One of the production lines in Addis was already closed down in the first half of 2003; the two remaining lines and the Chiba production site will be closed in the second half of 2004.

The EPDM sites in Geleen – where a new plant with a capacity of 80,000 tons came on stream in 2003 – and in Triunfo both have a favourable cost position. These two sites will continue to supply our customers worldwide with products that meet the highest quality standards.

DSM Elastomers has also started a restructuring and cost reduction programme for the departments outside the production sites. This will enable it to improve its competitive position substantially without losing market share.

Several major technological improvements resulted in accelerated market penetration of our Sarlink® TPV materials in weather stripping profiles for cars in the USA and Japan.

DSM DYNEEMA

DSM Dyneema, formerly DSM High Performance Fibers, is the producer of the world's strongest fibres. Dyneema®, developed in the laboratories of DSM, is used mainly in bullet-resistant and fragment-resistant protective products and in ropes, nets and sports goods. DSM Dyneema has production facilities in the Netherlands (Heerlen), the USA (Greenville) and, in a joint venture with Toyobo, Japan (Katata and Tsuruga).

DSM DYNEEMA

Dyneema®, the strongest fibre in the world. It is used in the production of top-performance ropes for use in sailing, parasailing and fishing. Its light weight also makes it ideal for kite-surfing equipment, granting surfers total control over their kites.



Unlimited. DSM partners in sport

DSM Dyneema is still in its growth phase. New applications are being developed in rapid succession, and the production lines are constantly being refined and expanded. Over the past few years, the markets for Dyneema® showed a growth rate that was 10% higher than that of the overall market for high performance fibres. DSM, its customers and end users provide a constant supply of suggestions for new applications. Social and economic developments such as the increasing deployment of peace troops, increasing violence, a general increase in safety awareness, more leisure time, higher incomes and the increasing need for readily manageable materials in the offshore industry are important explanations for the trend towards lighter and stronger materials that combine comfort with ease of use.

STRATEGY
DSM Dyneema intends to maximize growth around the world in selected, high-margin markets offering a high profitability. Its focus will be on developing ultra-strong polyethylene fibre and exploring the possibility of combining UD technologies with emerging technologies. In this way, the company aims to maintain and if possible increase its lead compared with rival materials.

BUSINESS REVIEW
The economic decline in 2003 had a negative effect on a number of markets, with end-users postponing their investments and tenders for anti-ballistic applications being slowed down. However, in the fourth quarter of 2003 there were already signs of a recovery of these markets, in particular an increase in sales of ropes and protective equipment. Sales volumes on balance showed a slight increase compared with 2002.

The decision to expand fibre production capacity in the USA (Greenville), where the first production line will come on stream in early 2004, is a response to the increasing demand in the US market, in particular for protective gear based on Dyneema® UD products. We supported our new activities in the USA with a marketing campaign entitled *Heartbeat*. DSM Dyneema's operating profit was slightly lower than in 2002, which had been a very good year. The decrease was due partly to the start-up costs of the new plant.

PROJECTS
DSM Dyneema put a lot of energy into further growth in 2003. The company expanded its production capacity by opening a third UD production line in the USA. In addition, it built its first fibre line in the USA (to come on stream in the first quarter of 2004) and its fourth UD line in the Netherlands. Finally, DSM Dyneema paid a great deal of attention to the improvement of its internal systems and business processes.

DSM ENGINEERING PLASTICS

DSM Engineering Plastics is a global player in the field of polyamides (polyamide 6, polyamide 66 and polyamide 46), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC-blends), Ultra High Molecular Weight Polyethylene (UHMWPE) and extrudable adhesive resins. These performance materials are used mainly in technical components for the E&E, automotive and machine building sectors and in the extrusion industry. DSM holds a good position in the global market, with a market share of about 5%. DSM is the global market leader in high heat polyamide. DSM Engineering Plastics has production sites in the Netherlands (Emmen and Geleen), Belgium (Genk), the USA (Evansville), Canada (Stoney Creek), China (Jiangsu) and India (Pune).

DSM ENGINEERING PLASTICS

Akulon® and Stamylan®UH are used in the manufacture of ski and snowboard runners and bindings and in-line skates. One of the applications of Stanyl® is soft spikes for golf shoes. Arnitel® is used in breathable wind and waterproof linings for clothing.



STRATEGY
DSM Engineering Plastics strives to become a world leader in the market for engineering plastics, with a strong focus on performance materials and specialties. All of its activities are geared to the creation of value for customers and for DSM. Its work is based on extensive knowledge of applications and products and the outstanding quality of support services.

BUSINESS REVIEW
Global demand for engineering plastics did not pick up in 2003. However, there were major differences between the various regions. In Asia, especially China, sales volumes increased as a result of a slight recovery in the electronics sector and the increasing relocation of manufacturing companies to China. US demand showed a slight decline, but in Europe there were signs of a recovery towards the end of the year.

Sales volumes were up compared with 2002, but sales remained unchanged due to exchange rate developments. Despite a slight recovery of demand in the second half of the year, prices and margins remained under pressure. Moreover, raw-materials prices were clearly higher than in the previous year. The operating profit increased somewhat compared with the previous year as a result of ongoing efficiency improvements and tight cost control.

PROJECTS
In Emmen (Netherlands) a restructuring project was completed and a new compounding line came on stream. In Jiangsu (China) and Pune (India), too, compounding capacity was expanded as new lines were added. This enabled the business group to boost its overall global capacity. In Emmen a start was made on the expansion of production capacity for Arnitel®. In Geleen (Netherlands) the business group started a debottlenecking project at the Stanyl® plant in order to secure its ability to meet the growing demand for this high-performance specialty material in the future. In Jiangsu a regional development and service centre was set up, which will serve as a support base for the further development of the local Chinese market and the regional Asian market.

In 2003, the business group finalized the development of various new products and successfully introduced these in the market. An example is Arnitel® PM 471, which is used in airbag covers. Via the internet DSM Engineering Plastics now offers its customers a complete overview of the products that they sell in the various regions, including their technical properties and a list of their applications.

DSM COATING RESINS

The *DSM Coating Resins* business unit specializes in the development and manufacture of resins for coating systems. DSM is one of the world's major players in powder coating resins, with a market share of about 25%. These are used in industrial applications for the coating of for example washing machines, radiators, buildings, car parts and bicycles. We are one of Europe's leading suppliers of wet coating resins, which are used in decorative and industrial coatings. DSM Coating Resins focuses on the development and production of environment-friendly, water-based coating resins systems, which are showing attractive growth in Europe. DSM Coating Resins has plants in the Netherlands, Spain, the USA, Germany, Sweden, China and Taiwan.

The *DSM Desotech* business unit is a leading producer of UV-curable coatings and resins. DSM Desotech is the market leader in the optical (glass) fibre coatings market and is a supplier to all the major glass-fibre cable producers. In addition, DSM Desotech produces scratch-resistant and water resistant top coats for e.g. LCDs (liquid crystal displays). DSM Desotech's head office is in Elgin in the USA. DSM Desotech has production sites in the USA (Stanley) and the Netherlands (Hoek van Holland). A 50/50 joint venture set up with JSR in Japan serves the Japanese market. It operates two plants in Tokyo and Tsukuba. The business unit has research centres In Elgin, Geleen and Tsukuba.

DSM Somos, a subsidiary of DSM Desotech, produces stereolithographic resins used for three-dimensional prototyping for a wide range of industries. DSM is one of the global leaders in this market.

STRATEGY
DSM Coating Resins wishes to strengthen its position as the market leader by giving continued priority to cutting system costs, raising product quality and minimizing the environmental impact of its products. As part of this endeavour, the sustainable development projects started in 2002 were expanded in 2003. In order to cut costs in the value chain, DSM Coating Resins strives for maximum collaboration with customers and suppliers.

DSM Desotech aims to retain its leading position in the glass-fibre coatings market by expanding in new applications via innovation and by implementing measures aimed at efficiency improvement and cost control.

BUSINESS REVIEW
The powder coating resins market showed only modest growth in 2003, although there were large differences between the various regions. While the US market showed a slight decline and the European market remained stable, the Asian market grew strongly. Global overcapacity resulted in pressure on prices, especially in the USA and Asia. Raw-materials prices were very high in 2003 and the business group could only partly compensate for this by increasing its selling prices.

Sales volumes for wet polyester resins continued to grow, despite a stabilization of the European can & coil market. Prices remained stable, but margins were under pressure from steadily rising raw-material prices. We sold our phenolic resins business to our joint venture partner, Schenectady.

In wet coating resins, too, rising raw-materials prices could only partly be passed on to the market. Margins also suffered from the strong

DSM COATING RESINS

Coating resins are used for example in coatings for bicycles, fitness equipment, baseball bats and baskets. DSM Somos produces an elastomeric polymer with rubber-like properties that can be used for rapid prototyping of golf shoes.



euro. The difficult market conditions for alkyd resins in particular prompted several producers to rationalize their manufacturing base.

After an enormous decline in 2002, in which it shrank 50% compared with the peak year 2000, the glass fibre market showed some growth again in 2003. This growth was mainly achieved in Japan and China. Restructuring measures, the growth in the glass fibre market and the steady expansion of DSM Somos enabled DSM Desotech to end the year with a clear profit, in contrast to the loss-making year 2002.

DSM Coating Resins' operating profit on balance showed a very strong increase compared with the previous year.

PROJECTS
Research in the field of powder coating resins led to new developments in applications involving heat-sensitive substrates. In collaboration with customers, DSM Coating Resins made progress in the development of an innovative powder coating resin application technology.
DSM Coating Resins achieved good results in the development and commercial introduction of an improved generation of water-based resins.
In collaboration with Rhodia, DSM Coating Resins developed a second generation of wet resins with unique properties. These hybrid, water-based systems were introduced in the market at the end of 2003.
DSM Desotech introduced three new glass fibre coatings characterized by better properties (such as signal transfer in the glass fibre) and reduced costs. DSM Somos is working on the development of a material that can be used for small series production. An important step in this direction was the commercial introduction in 2003 of a filled wet resin called Protocomposite™.

DSM COMPOSITE RESINS

DSM Composite Resins is a globally leading solutions provider for the composite resins processing industry. The business group develops, produces and markets unsaturated polyester resins and additives. These are used for the production of fibre-reinforced plastics and for unreinforced filled products. These products are used by end users in the boat-building sector, the leisure market, the building construction industry, the automotive sector and in the production of wind turbines. The business group is the European market leader in the field of unsaturated polyester resins and is rapidly expanding in China. DSM Composite Resins is the global market leader in sizings & binders, which are vital for the production of high-quality glass fibre reinforcements. The business group has its own pan-European distributor, Euroresins.

DSM Composite Resins has production sites in France, Italy, the Netherlands and the UK. Its head office is in Switzerland. It operates a marketing joint venture (DSSR) in Poland and a joint venture (Jinling DSM Resins Co., Ltd.) in China. DSM's stake in the latter joint venture is 75% (since early 2003). The business group's global market leadership in sizings & binders is consolidated by DSM Composite Resins Inc. in Augusta (USA) and the DSM sales office in Shanghai (China).

STRATEGY
DSM Composite Resins is engaged in an ongoing effort to consolidate its leadership positions on the basis of very strong customer involvement. The business group aims to strengthen its European leadership position by leading the way in making composite resins a competitive alternative to aluminium and steel composites. DSM Composite Resins focuses not only on cost efficiency and innovation, but also on further expansion, especially in Asia.

BUSINESS REVIEW
The European market was weak in 2003, with sharply declining raw materials prices in the first half of the year. The European market showed no growth for the third year running. Nevertheless, DSM Composite Resins managed to improve its result by increasing its market and customer focus and by improving its cost efficiency.
In 2003 the business group benefited from improvements in its internal business processes achieved since the relocation of its European head office to Schaffhausen (Switzerland) in 2001. The Chinese market continued to grow with undiminished vigour. The JDR joint venture succeeded in increasing its market share, helped by a significant expansion of its production capacity in 2003.

On the whole, DSM Composite Resins' results developed satisfactorily and showed a clear improvement compared with 2002.

PROJECTS
DSM Composite Resins strengthened its position in the UK by taking over the unsaturated polyester resins manufacturing operations of Resinous Chemicals Ltd. (Akzo Nobel). In 2003 the business group completed a study into selected end-use market segments and it is now focusing even more on markets characterized by above-average sales and margin growth. A new reactor was started up in China in 2003, and further expansion in China is planned for 2004.

DSM COMPOSITE RESINS

DSM sponsored the Bénéteau yacht, which incorporates Synolite® Low VOC – a good example of DSM's new generation of environmentally benign resins that combine low emission, high solids chemistry with good processability and excellent performance.


DSM

INDUSTRIAL CHEMICALS

The Industrial Chemicals cluster consists of the following business groups: DSM Fibre Intermediates (including DSM Acrylonitrile), DSM Melamine, DSM Agro and DSM Energy. These are capital-intensive businesses that are situated at the beginning of the value chain and require the use of large-scale production facilities in order to be competitive. We manage the risks associated with the supply-driven cyclicity of these businesses by adopting measures designed to enhance customer relations (for example, by entering into long-term contracts), by constantly seeking to cut costs and by carefully planning any capacity expansions.

Our industrial chemical activities have a global spread, with production sites in the Netherlands, the US and the Far East. DSM holds global leadership positions in caprolactam and melamine, in terms of both sales volumes and technology. The industrial chemicals business includes fertilizers and acrylonitrile, which are co-products that we can produce at highly competitive prices thanks to the closely integrated facilities at the Geleen site in the Netherlands. The products of DSM Agro, our fertilizer company, are only sold in Northwestern Europe. DSM Energy participates in exploration and production activities in various oil and gas fields on the Dutch Continental Shelf. These participations are small but have been very profitable over the last few years.

The cluster's sales increased by 10% due to higher volumes and new consolidations, but its operating profit declined under the influence of dollar exchange rate effects and in particular due to very weak market conditions and strongly reduced margins for caprolactam.

x € million	2003	2002
net sales*:		
– DSM Fibre Intermediates (incl. DSM Acrylonitrile)	951	839
– DSM Melamine	216	225
– DSM Agro	318	269
– DSM Energy	49	56
total	1,534	1,389
operating profit	60	77
operating profit plus amortization and depreciation	141	158
capital expenditure	78	120
capital employed at 31 December	699	631
operating profit as % of average capital employed	8.2	11.6
research and development	20	24
workforce at 31 December**	2,782	1,815

* before elimination of intra-group supplies to other clusters
** increase caused by consolidation of DSM Nanjing Chemical Co., Ltd.

NET SALES* OF INDUSTRIAL CHEMICALS


x € million
1,500
1,000
500
0
02
03

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF INDUSTRIAL CHEMICALS


x € million
200
100
0
02
03

DSM FIBRE INTERMEDIATES

DSM Fibre Intermediates produces caprolactam and acrylonitrile, which are raw materials for synthetic fibres and plastics. Caprolactam is the raw material for nylon-6 (also called polyamide 6). Nylon-6 is a versatile material which, in the form of fibres, is used in sports and leisure clothes, lingerie and military equipment, and also in tyres and carpets. It is increasingly used as a high-performance construction material in, for example, the electrics & electronics and automotive industries, and in food packaging films. Nylon-6 has reached the mature phase of its life cycle, where market demand and selling prices are strongly influenced by economic cycles. It is facing competition from other materials, such as nylon 66, polyester and polypropylene.

DSM Fibre Intermediates has production sites in the Netherlands, the USA and China, with a total capacity of more than 500,000 tpa. Its 15% share of the global caprolactam market and its leading technological position make it the world's largest caprolactam supplier. In addition, the company produces about 1 million tpa of fertilizer (ammonium sulphate) as a co-product.

Acrylonitrile is a raw material used in textile fibres, ABS plastics, latex rubber and water purification products. DSM Acrylonitrile's total production capacity is 235,000 tpa. In addition, the company produces 25,000 mtpa of sodium cyanide, which is used in for example vitamin synthesis. With a market share of about 25%, DSM is a major player in the merchant acrylonitrile market in Europe. Part of the output is sold in Asia.

STRATEGY
DSM Fibre Intermediates supplies caprolactam at competitive prices and distinguishes itself by its reliability and outstanding service. The business group aims to maintain its global market leadership and expand its activities in China. DSM Acrylonitril is a powerful European player and aims to maintain its position.

DSM FIBRE INTERMEDIATES

DSM Fibre Intermediates manufactures caprolactam, one of the raw materials used in the manufacture of nylon. Nylon is used in sportswear and goods such as swimwear, shoes, trousers, jackets and bags. It is strong, lightweight and comfortable.



BUSINESS REVIEW
Global demand for caprolactam fluctuated strongly in 2003 as a result of the global recession, SARS and the Iraq war, but on average it remained unchanged from 2002. Caprolactam prices were on average higher than in 2002. However, the prices of raw materials such as benzene and ammonia were relatively high in 2003. On balance, margins were considerably lower than in 2002, partly as a result of the declining dollar exchange rate.

Partly as a result of technical problems experienced by acrylonitrile producers elsewhere in the world, DSM Fibre Intermediates could effectively cope with the adverse economic consequences of the SARS epidemic and the Iraq war. In the acrylonitrile market, supply and demand were in equilibrium in the first half of the year. In the second half demand decreased, leading to a margin squeeze.

DSM Nanjing Chemical Co., Ltd., DSM's 60/40 joint venture with Sinopec Nanjing Chemical Industries in China, started up in November 2002 and has meanwhile expanded its capacity by 15,000 mtpa, to about 75,000 mtpa.

The business group on balance recorded a negative operating result, representing a very strong decrease compared with 2002.

PROJECTS
The capacity of the existing caprolactam plant in Nanjing (China) will be expanded to 140,000 tpa on the basis of DSM's HPO*plus* technology. The added capacity will come on stream in 2005, making the business group the largest caprolactam supplier in the rapidly growing Chinese market. The HPO*plus* technology is protected by dozens of patents and can also be used for improving the operation of existing plants.

DSM MELAMINE

Melamine is a product that is applied in impregnating resins and adhesive resins that are used in the wood-processing industry. It boosts the scratch, moisture and heat resistance of wood products. Melamine can be combined with softwood to obtain high-quality panels that can be used as substitutes for hardwood. One of its main applications is in laminated flooring, which is a market that has been expanding rapidly for the past several years, particularly in Europe and China. Melamine is also used in car paints, durable plastic tableware, euro bank notes and flame retardants.

DSM Melamine is the global market leader, holding about a quarter of the global market. The company is well established, with advanced production plants on three continents and a sophisticated technical support system in place for its customers. It earns more than half its sales from long-term contracts. With the new Melaf-4 plant in Geleen, the Netherlands, and the further debottlenecking of the plants already in operation, DSM Melamine's aggregate production capacity will rise to 240,000 tpa.

STRATEGY
DSM Melamine's objective is to strengthen its position as the world market leader, in a market that is growing at an average rate of 4-5% per annum. As far as demand for melamine is concerned, the long-term outlook is reasonably good due to the growing scarcity of wood. Melamine supply is expected to keep pace with this growth. In the near future a large number of new plants will come on stream worldwide, especially in Europe and China. There is an ongoing need to increase the scale of operations still further, in order to achieve further cost reductions and to be able to provide customer support all over the world.

BUSINESS REVIEW
Demand for melamine grew 4% in 2003. This growth took place mainly in China; in the other markets, demand remained stable. The effects of the production outage in Geleen in the second quarter due to the serious accident that occurred in early April could largely be absorbed. Customers in Europe could be supplied from stock, with material from other DSM plants and with material purchased from other suppliers. The loss of market share was limited on balance.

Prices showed a slight increase compared with 2002. However, as the year progressed the pressure on prices increased, partly as a result of the lower exchange rate for the US dollar.

DSM Kaltim Melamine, our Indonesian joint venture, set a new production record in 2003.

The business group's operating profit for 2003 was clearly higher than in the previous year.

PROJECTS
In 2003 the new 30 kton plant in Geleen (Melaf-4) came on stream. The plant is based on a new liquid-phase process (SLP) developed by DSM in which the number of process steps has been greatly reduced, resulting in major savings in energy and costs.

DSM MELAMINE

Olympians and athletes the world over depend on the super-strong, smooth and wear resistant properties of melamine from DSM for high velocity snowboards, ice hockey sticks, sailboat decks and a host of other applications.



DSM AGRO

DSM Agro's nitrogenous fertilizers are very suitable for sports fields. Ammonia, its main industrial chemical, is used as a refrigerant in ice rinks.



DSM AGRO

DSM Agro is a producer of high-nitrogen fertilizers for grasslands and agricultural crops, which it supplies mainly to agricultural wholesalers in Northwest Europe. DSM Agro is the market leader in the Netherlands and ranks among the market leaders in Germany, France and Belgium. It is the No. 2 supplier of calcium ammonium nitrate in Northwest Europe. Its production facilities are located in Geleen and IJmuiden (both in the Netherlands).

STRATEGY
DSM Agro aims to make a positive contribution to DSM's cash flow by providing DSM with a sustainable and safe supply of raw materials and auxiliaries at the lowest possible cost. DSM Agro's strategy for the long term is to maintain a profitable position as a fertilizer supplier in Northwest Europe. DSM Agro also supplies raw materials (such as ammonia, nitric acid and carbon dioxide) and commercial services to other business groups and to third parties.

BUSINESS REVIEW
At the end of 2002 the supply/demand ratio in the Northwest European fertilizer market improved, resulting in higher prices and sales volumes for DSM's fertilizers. High natural-gas prices in the USA prompted a number of local producers to temporarily shut down their ammonia plants (natural gas is a raw material for ammonia). As a result, ammonia prices showed a substantial increase worldwide and the prices of urea and other fertilizer products were also at a high level. As a result of these developments, DSM Agro's sales were substantially higher and its operating profit showed a very strong increase compared with 2002.

PROJECTS
The Demand Supply Chain Management (DSCM) project started in 2003 has revealed various cost cutting opportunities. These will be implemented in the next few months and will lead to further savings in logistics costs and efficiency improvements. In the year under review DSM Agro's integrated management system (AIMS) became operational. This system enabled the business group to achieve integrated ISO certification. The system not only assures the quality of intermediates and end products but also provides detailed information about the safety, health and environmental aspects of business processes.

DSM Agro introduced on-line-ordering via webshop and business-to-business connectivity in 2003. Meanwhile, these activities have been successfully expanded to include electronic purchasing and logistical services.

DSM ENERGY

DSM Energy is engaged in the exploration and production of oil and natural gas in the Dutch section of the Continental Shelf and in the pipeline transportation of oil and gas. It is typically involved in joint ventures as a non-operating participant with a stake of up to 25%. DSM Energy has interests in 15 producing oil and gas fields. In addition, the company participates in nine exploration licences, in which five gas fields have been proven. DSM has applied for production licences for these gas fields.

STRATEGY
DSM Energy focuses on maximizing its contribution to DSM's cash flow by minimizing costs and optimizing oil and gas production by the existing joint ventures.

BUSINESS REVIEW
In 2003 an exploration well revealed a gas deposit in block G14. In early October, the Q1-B gas field in block Q1 was brought into operation, with a production level of 3.5 million m^3 per day. The oil and gas fields currently in operation have been producing for quite some time now and are showing a natural decline in productivity. In the first three quarters of 2003 DSM Energy's average production level decreased to about 4,300 barrels of oil equivalent/day, compared with about 6,300 barrels of oil equivalent/day in the corresponding period of 2002. When Q1-B started production, the business group's daily output increased again to 6,000 barrels/day.

The productive reserves stood at a little over 9 million barrels of oil equivalent at the end of 2003. The comparable figure for 2002 was about 10 million barrels. The decrease is the net effect of a revised estimate of existing reserves and the coming into operation of new fields. The annual average price for Brent oil increased from $25.00 to $ 28.30 per barrel. Despite this, lower output levels and the weakening of the dollar relative to the euro resulted in DSM Energy recording a lower operating profit from its exploration and production activities than in 2002.

OTHER ACTIVITIES

Other activities includes the DSM Venturing & Business Development business group, Noordgastransport, DSM Industrial Services, DSM Research, Stamicarbon, DSM Insurances, part of the costs of corporate activities and the costs of non-core businesses that are to be hived off or reduced. Due to their very nature, these activities are subject to major business fluctuations and will normally have a negative operating result.

x € million	2003	2002
net sales*	401	437
operating profit	-25	-12
operating profit plus amortization and depreciation	12	30
capital expenditure	18	20
workforce at 31 December	3,198	3,538

* before elimination of intra-group supplies to other clusters

Net sales at Other activities were down on 2002, partly as a result of the disposal of ABS-tolling, one of the non-core businesses. The operating profit benefited from a lower level of non-recurring costs and project costs compared with 2002, as well as from higher profits at SBR, which is one of the businesses pursued by DSM Venturing & Business Development. On balance, however, the operating profit in 2003 was lower than in the year before, principally as a result of the damage at DSM Specialty Products in Rotterdam, the Netherlands, DSM Melamine in Geleen, the Netherlands, and DSM Fine Chemicals in Linz, Austria, in total an amount of almost € 35 million, which was borne by DSM Insurances.

DSM VENTURING & BUSINESS DEVELOPMENT

DSM Venturing & Business Development is engaged in various types of activity, such as venturing, business development, start-ups and grown-ups.

STRATEGY
DSM Venturing & Business Development is on a constant quest for innovation in the fields of life science products (foods, pharmaceuticals) and performance materials. The role it plays is that of an active partner who tracks down and spins in promising new businesses.

VENTURING
DSM Venturing explores new markets and technologies to strengthen DSM's product portfolio and business model. The business unit invests in activities that are of immediate or potential relevance to other business groups and their current or future markets. Through such ventures DSM Venturing helps the DSM business groups to bolster their technological development focused on the short and medium term.

In 2003, DSM Venturing invested in five start-ups in the food ingredients, special coatings and biopharmaceuticals segments: Suprapolix, a developer of unique polymeric products for the consumer and industrial markets; Inmat, a major player in nanocomposites technology; Xylos, a producer of biomedical health products; Speedel, a developer of pharmaceutical products; and LTP, a company specializing in ingredients and formulas for functional food and skincare products.

DSM Venturing's portfolio further includes a number of venture funds in the USA, Europe and Israel. It is currently exploring opportunities in Asia.

BUSINESS DEVELOPMENT
DSM Venturing & Business Development worked on several development projects in 2003. One of these concerns the use of carbon nanotubes for reinforcing high-performance polymers. A project in the field of functional coatings involves research into the use of nanotechnology to create non-reflecting, self-cleaning and water-repellent coatings for windows, white goods, car paints and similar applications. A third project is aimed at pooling DSM's biomedical activities. These are activities that combine the know-how and expertise of the Life Science Products and Performance Materials clusters, thus generating maximum synergy within and between the business groups in these clusters.

START-UPS
As soon as it has been demonstrated that a given project is both technically feasible and commercially viable, the newly formed business becomes a member of the Start-up Group.
The business group's portfolio comprises the following start-ups:

- *Micabs®*, a revolutionary laser-marking technology, developed by the DSM Laser Center.
- *Hybrane®*, highly branched polyester amides developed by DSM Venturing & Business Development as highly versatile performance additives for a wide range of industrial products and markets. Hybrane is currently applied in for example paper coatings, and many new applications are being developed.
- *Premi®Test*, a fast and reliable means of detecting antibiotics in food. In 2003 DSM Venturing & Business Development introduced Premi®Test Urine, which enables farmers, breeders and veterinarians to measure antibiotics levels in live animals.
- *Thortan®*, a synthetic rubber (HNBR) based on a new technology that can help to substantially reduce the cost of production.

DSM VENTURING & BUSINESS DEVELOPMENT

Top athletes want to be able to perform at their absolute best under all conditions. Cooling clothing based on breathable Solupor® membranes helps them achieve just that.



Unlimited. DSM partners in sport

DSM VENTURING & BUSINESS DEVELOPMENT

Investments in new products and technologies like Inmat® are a boon for the sports world. Inmat® flexible coatings for improved air retention are used in the production of soccer and tennis balls.



Unlimited. DSM partners in sport

GROWN-UPS
In addition, DSM Venturing & Business Development manages a number of grown-ups.

- *DSM Solutech*, the producer of Solupor®, an ultra-thin but very strong microporous film used for a variety of applications, such as transdermal drug delivery and rechargeable lithium-ion batteries. New applications in textile laminates and fuel cells are being researched.
- *SBR (Styrene Butadiene Rubber)*, a business unit that suffered from poor market conditions in the tyre industry in 2003.

NOORDGASTRANSPORT (NGT)

NGT transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

DSM INDUSTRIAL SERVICES

DSM Industrial Services consists of five disparate units. Some of its services are directed at the Geleen (Netherlands) site; others at DSM companies and units all over the world. The group consists of the following units: DSM Purchasing Services, DSM TechnoPartners (technological consultancy services), DSM Utility Support Group (DSM's centre of expertise in the field of energy and auxiliary materials, and also a supplier of utilities to the Dutch production sites), DSM Human Resources Services and Chemelot Services (which is responsible for managing and servicing the Chemelot site in Geleen).

STAMICARBON

Stamicarbon is responsible for licensing DSM's technology and know-how on a commercial basis. In 2003, Stamicarbon concluded two licensing contracts for the construction of new urea plants (fertilizer) in Oman and Saudi Arabia. This will further strengthen DSM's leading position in the world market. In addition, five contracts were concluded for debottlenecking and upgrading existing urea plants.

NON-CONSOLIDATED COMPANIES

This annual report only provides information on the main non-consolidated companies.

METHANOR

Methanor V.o.f., a methanol producer (30% DSM), performed very satisfactorily in the first half of the year. In the second half, its business suffered from the unusually low level of the river Rhine, which caused logistical problems that led to a very strong decrease in demand from Germany. Margins came under pressure from higher gas and oil prices and lower methanol prices due to the weak dollar. Nevertheless, the company's results for the whole of 2003 were higher than those for 2002.

EdeA

EdeA V.o.f. owns, operates and maintains most of the production and distribution facilities for utilities (i.e. steam, power, water, etc.) at the Chemelot site in Geleen, the Netherlands. EdeA V.o.f. is a joint venture with the Essent energy production and distribution company, in which DSM has a controlling share of 25%.

Heerlen, 6 February 2004

The Managing Board of Directors,

Peter Elverding, chairman
Jan Zuidam, deputy chairman
Jan Dopper
Henk van Dalen
Feike Sijbesma

DYNEEMA® FIBRE

Dyneema® is a superstrong polyethylene fibre that is widely used wherever security, strength and light weight are required. Dyneema® is also a key component in leisure applications, including sports materials such as fencing apparel, surf boards, sailing ropes and sails, bow strings and fishing lines.



Unlimited. DSM partners in sport

CENTRAL WORKS COUNCIL

The Managing Board regularly consults with the Central Works Council, on which the works councils of all DSM subsidiaries in the Netherlands are represented, about issues that affect all the company's subsidiaries in the Netherlands. These meetings are held in an atmosphere characterized by openness and a willingness to listen to each other, in the interests of the company as a whole and its employees in particular.

In their regular meetings in 2003, the Managing Board and the Central Works Council extensively discussed various matters such as general developments in the company, DSM's financial performance, the Capital Expenditure and Acquisition Plan for 2003 and the outcome of the Annual Strategic Review. Special attention was paid in 2003 to the preparations for and the implementation of the integration of Roche's Vitamins & Fine Chemicals division into the DSM group, as well as to the basic assumptions underlying the Annual Strategic Review for 2004 and the topics embraced by it.

The Central Works Council responded positively to the Triple P Report for 2002 and to major developments in relation to health, safety and the environment, notably in connection with the Injury-Free Programme and the 'License to Operate' issue. Another topic of discussion was the review of the corporate requirements on health, safety and the environment. The Central Works Council and the Managing Board met at length to discuss the causes of the accident at the melamine plant in Geleen (Melaf-2), the Netherlands, and the action that needs to be taken in order to prevent the recurrence of any such major incidents in the future.

The Central Works Council made positive recommendations on a number of proposals, including proposals relating to the activities of two business groups, DSM Fibre Intermediates and DSM Elastomers, changes in the pension organization and the pension arrangements for DSM in the Netherlands, the activities of DSM Industrial Services, DSM Research and the Corporate Operational Audit Department, the no-smoking policy adopted by DSM in the Netherlands, and the proposed appointment of a number of senior executives. The Managing Board undertook to give due consideration to the critical comments included in the recommendations and assessments made by the Central Works Council.

The Central Works Council stressed the great importance of informing employees at the earliest possible stage about developments and policy proposals that may have important consequences for them, and the need to involve them as closely as possible in decisions on and the implementation of changes that affect them. The Council stressed the importance of good communication throughout the organization, as well as between the company and the outside world.

The Central Works Council endorsed a number of reappointments to the Supervisory Board. Every year, a meeting is held between the Central Works Council, the Managing Board and the Supervisory Board. In 2003, the meeting was used for an extensive discussion of the Dutch corporate governance code. In the second half of the year, a study was launched in connection with the Managing Board's plans for adapting the company's governance model by scrapping the Large Company Regime structure of Royal DSM and instead setting up a subholding company for the Netherlands. The idea is for the new governance model to take effect as from mid-2004, once it has been approved by the General Meeting of Shareholders.

The Managing Board highly appreciates the constructive way in which the members of the Central Works Council perform their duties as staff representatives and would like to thank the members of consultative bodies at all levels of the organization for the contributions they made once again in 2003.

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REPORT BY THE SUPERVISORY BOARD OF DIRECTORS TO THE SHAREHOLDERS

There were several changes in the composition of the Supervisory Board of Directors during the year under review. Mr Geers retired by rotation, and was reappointed on 2 April 2003 after the Annual General Meeting. Mr Stekelenburg, who had been a Supervisory Director since 1998, died on 22 September 2003. The Board owes a debt of gratitude to Mr Stekelenburg for his commitment to the company and his contribution to the Board's work.

There was no change in 2003 in the composition of the committees operating under the Supervisory Board of Directors. There was also no change in the composition of the Managing Board in 2003.

The Supervisory Board had six meetings with the Managing Board in the year under review. Each of these meetings was preceded by a private Supervisory Board meeting. The Supervisory Board devoted a separate private meeting to the performance of its duties, as well as the composition and performance of the Managing Board of Directors. The consequences of the implementation of the Vision 2005 strategy for the governance of the company were also discussed during this meeting.

The Supervisory Board of Directors defined the scope of the Audit Committee's activities in 2001. The Committee's remit includes laying the groundwork for the discussion of DSM's financial figures by the Supervisory Board before their publication, and assessing the company's risk profile. The Audit Committee, consisting of Messrs Bodt (chairman), Müller and Van Woudenberg, met two times in 2002; one meeting was held in February when the annual accounts were adopted, and the other in June. The external auditors were in attendance during the discussion of most agenda items. Discussions were held with the external auditors in 2003 about their experiences with regard to the audit and their assessment of DSM's annual accounts and internal control systems. In addition, attention was paid to the further upgrading of DSM's ICT platform, the impact of the adoption of the IFRS in 2005, and the work of the Corporate Operational Audit department. Other topics discussed were developments in relation to corporate governance and their potential impact on the remit, role and responsibility of the Audit Committee. In a meeting not attended by the external auditors, the Audit Committee evaluated the role and effectiveness of the external auditors, as well as relations with them. The Committee also discussed the nature and scope of the contract with the external auditors for 2003-2005. When the quarterly reports for the first three quarters were to be adopted, separate meetings specifically devoted to this topic were held with the external auditors and the chairman of the Audit Committee.

The Supervisory Board's Nomination & Remuneration Committee, consisting of Messrs Herkströter (chairman), Bodt and Van Woudenberg, met twice in 2002. The Committee made recommendations on the filling of vacancies on the Supervisory Board of Directors. These recommendations led to the aforementioned reappointment of a member of the Supervisory Board and to suggestions for dealing with the vacancy arising from Mr Stekelenburg's death and with likely future changes in the composition of the Supervisory Board. The Committee also made a recommendation regarding the remuneration of the members of the Managing Board; this related *inter alia* to the setting of personal performance targets for Managing Board members. The Supervisory Board adopted the Committee's recommendations.

The Supervisory Board and the Managing Board discussed company matters on a regular basis. The Supervisory Board discussed and approved the Capital Expenditure and Acquisition Plan for 2003; the financial results and developments at the various company units were discussed at every meeting.

Various meetings were devoted to in-depth discussions of the progress being made in the implementation of the corporate strategy adopted in 2000, as set out in *Vision 2005: Focus and Value.* More specifically, the Supervisory Board discussed the acquisition of Roche's Vitamins & Fine Chemicals division, and the associated risks, both at length and in depth with the Managing Board. The Supervisory Board gave its approval to this major takeover. The nature of the transformation and integration process was discussed in detail with the Managing Board. The Supervisory Board will be monitoring the progress of this massive operation very closely.

In 2003, the Supervisory Board gave its approval to an investment for the purpose of expanding production at DSM Biologics. It also discussed reorganizations affecting a number of units, i.e. DSM Pharmaceutical Products, where a reorganization will affect various production sites and where chemical production at the Greenville (USA) site is to be ended; and DSM Elastomers, where the production sites in Addis (USA) and Chiba (Japan) will be closed down. Reorganizations have also been started in the Life Science Products cluster and at DSM Elastomers. The Supervisory Board gave its approval for the associated provisions and impairments.

The Board approved a proposal to prepare for a change in the group's legal structure, by changing the so-called Large Company Regime status of Royal DSM into an ordinary public liability company. As a consequence, the Large Company Regime will apply at the level of DSM's Dutch-based operations instead of at corporate level. The Board approved a proposal to discuss the transition with the Central Works Council.

The Board approved a proposal to amend the articles of association. The amendments comprised a change in the company's official name to Koninklijke DSM N.V., the revocation of the right of the Minister of Economic Affairs to appoint a member of the Supervisory Board, an alteration in the payment of dividend on DSM shares held by the company itself, and the scrapping of age limits for members of the Supervisory Board.

The Supervisory Board discussed developments in relation to corporate governance with the Managing Board, partly in the light of the report published by the Tabaksblat Committee on corporate governance. The Board wishes to base its assessment of the profile for the Supervisory Board adopted in 1998 in part on the final version of the Tabaksblat Committee's report. The Board approved a proposal to prepare for a preliminary debate on the – now final – corporate governance code during the General Meeting of Shareholders in 2004.

In 2003, as in previous years, the Supervisory Board invited managers of a number of DSM units to attend its meetings, so that they could inform the Board about specific developments.

The Supervisory Board had a meeting with the Central Works Council, and a delegation of the Supervisory Board was present at two meetings of the Central Works Council at which DSM's annual report for 2002, the corporate strategy and the Capital Expenditure, Acquisition and Guarantee Plan for 2003 were discussed.

Discussions were held with the external auditors, Ernst & Young Accountants, about the financial statements and the financial reports for 2003. The report by the Managing Board of Directors and the financial statements for 2003 were drawn up by the Managing Board of Directors as at 6 February 2004. In accordance with the provisions of Article 30 of the articles of association, the Supervisory Board subsequently adopted the financial statements at its meeting on 10 February 2004. The financial statements have been audited by Ernst & Young Accountants, who issued an unqualified opinion, which is to be found on page 78 of this report.

We submit the financial statements for approval to the General Meeting of Shareholders and propose that the shareholders approve the financial statements and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision of the Managing Board. The profit appropriation as approved by the Supervisory Board is presented on page 78 of this report.

Mainly thanks to the purchase of Roche's vitamins, carotenoids and fine chemicals business, DSM made great progress in 2003 in implementing the strategy set out in *Vision 2005: Focus and Value*. DSM is well on the way to achieving its aim of transforming the company into a specialty producer by 2005. There were substantial changes in the company's product portfolio in 2003, following the further strengthening of its capacity to produce advanced biotechnological and chemical products for the life science industry. DSM succeeded in retaining its leadership positions in the performance materials and industrial chemicals markets.

DSM's profits were severely affected in 2003 by the persistence of the adverse economic climate, the main factors being the decline in the value of the dollar and the need to take a number of reorganizational measures. Nevertheless, the company's financial position has remained very solid.

The Board wishes to express its respect and appreciation for all the hard work performed by the group's staff and Managing Board. The Board is grateful to them for their efforts.

Heerlen, 10 February 2004

The Supervisory Board,

Cor Herkströter, chairman
Henk Bodt, deputy chairman
Ad Geers
Okko Müller
Enrique Sosa
Cees van Woudenberg

CORPORATE ORGANIZATION

SUPERVISORY BOARD OF DIRECTORS

COR A. HERKSTRÖTER (1937), CHAIRMAN
First appointed: 2000. End of current term: 2004.
Nationality: Dutch. *Position*: retired; last position held: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group.
Supervisory directorships and other positions held: chairman of the Supervisory Board of the ING Group, chairman of the Advisory Committee on the Listing and Issuing Rules of Euronext Amsterdam N.V., trustee of the International Accounting Standards Committee (IASC) Foundation, professor of International Management at the University of Amsterdam, chairman of the Board of Trustees of the Erasmus University (Rotterdam), chairman of the Social Advisory Council of the Tinbergen Institute, member of the Advisory Council of Robert Bosch.

HENK BODT (1938), DEPUTY CHAIRMAN
First appointed: 1996. End of current term: 2004.
Nationality: Dutch. *Position*: retired; last position held: Executive Vice President of Philips Electronics N.V.
Supervisory directorships and other positions held: member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

AD J. GEERS (1945)
First appointed: 1999. End of current term: 2007
Nationality: Dutch. *Position*: professor of Social Law at the University of Maastricht.
Supervisory directorships and other positions held: member of the Supervisory Boards of ENCI N.V. and Royal Mosa B.V., member of the Supervisory Board of the Dutch Land Registry Office, member of the Supervisory Board of the Master Course in Labour Studies and Organizational Theory at the University of Amsterdam/Haagse Hogeschool, chairman of the Co-determination Disputes Committee for the Dutch Armed Forces.

OKKO MÜLLER (1936)
First appointed: 1994. End of current term: 2005.
Nationality: German. *Position*: retired; last position held: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Supervisory directorships and other positions held: Chairman of the Supervisory Board of Unilever Deutschland GmbH.

ENRIQUE J. SOSA (1940)
First appointed: 2000. End of current term: 2004.
Nationality: US. *Position*: retired; last position held: President of BP Amoco Chemicals.
Supervisory directorships and other positions held: member of the Board of Directors of FMC Corporation.

CEES VAN WOUDENBERG (1948)
First appointed: 1998. End of current term: 2006.
Nationality: Dutch. *Position*: member of the KLM Managing Board.
Supervisory directorships and other positions held: member of the Supervisory Boards of Transavia Airlines CV, Mercurius Group Wormerveer B.V. and Coöperatieve Vereniging Verenigde Bloemenveiling Aalsmeer B.A.; member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); vice-chairman of the management committee of Stichting Management Studies and chairman of the Advisory Board of Deloitte & Touche Human Capital Group.

MANAGING BOARD OF DIRECTORS

PETER ELVERDING (1948), CHAIRMAN
Position: chairman of DSM's Managing Board since July 1999; member of the Managing Board since October 1995.
Nationality: Dutch. *Supervisory directorships and other positions held*: vice-chairman of CEFIC (the European Chemical Industry Association), member of the Supervisory Board of N.V. Nederlandse Gasunie and chairman of the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie, member of the Supervisory Board of De Nederlandsche Bank N.V.; member of the Supervisory Board of VNU N.V., treasurer of the General Council of the Confederation of Netherlands Industry and Employers (VNO-NCW), chairman of the management committee of Stichting Management Studies; member of the Board of Trustees of the University of Maastricht and the Transnational University of Limburg and chairman of the Supervisory Board of the SRL-Associated Rehabilitation Centres in Limburg.
e-mail: peter.elverding@dsm.com

JAN ZUIDAM (1948), DEPUTY CHAIRMAN
Position: member of DSM's Managing Board of Directors since January 1998.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Supervisory Board and the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie; member of the Supervisory Board of Gamma Holding N.V., vice-chairman of the Dutch Chemical Industry Association (VNCI); chairman of the Netherlands Forum for Technology and Science; member of the Supervisory Board of the Bonnefanten Museum in Maastricht (Netherlands), chairman of the Supervisory Board of the ORBIS medicare group.
e-mail: jan.zuidam@dsm.com

JAN DOPPER (1947)
Position: member of DSM's Managing Board of Directors since July 1999.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Social Council of the Order of Organization Consultants (O.A.A.), board member of Stichting Techniek & Marketing (STEM), vice-chairman of the Dutch and Japanese Trade Federation (DUJAT), member of the Industrial Advisory Council of the Dutch Energy Research Centre (ECN), member of the Research & Science Board of CEFIC (the European Chemical Industry Association).
e-mail: jan.dopper@dsm.com

HENK VAN DALEN (1952)
Position: member of DSM's Managing Board of Directors since January 2000.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Supervisory Board of Macintosh Retail Group N.V., member of the Steering Committee of the Dutch Energy Efficiency Benchmarking Covenant on behalf of the Dutch chemical industry, chairman of the Advisory Council of the Dutch Federation of Rubber and Plastics Industries (NRK), member of the Supervisory Board of Stichting Verpakking en Milieu Pact (SVM) (on behalf of the Dutch polymer sector), board member of the Foundation for Responsible Entrepreneurship (SVA), member of the Board of Advisors of AIESEC Nederland, chairman of the Board of Governors of the Autism Society of the Netherlands (NVA), member of 'Ambassadeursnetwerk', a council set up by the Dutch government to promote women's participation in governance and leadership.
e-mail: henk.dalen-van@dsm.com

FEIKE SIJBESMA (1959)
Position: member of DSM's Managing Board of Directors since July 2000.
Nationality: Dutch. *Supervisory directorships and other positions held*: chairman of the Board and the Executive Committee of EuropaBio (European Association for Bioindustries); board member of the Wageningen Centre for Food Sciences (WCFS), member of the Boards of Trustees of the University of Utrecht and the Dutch Genomics Initiative and chairman of the Dutch Food Chain Sustainability Foundation (DuVo).
e-mail: feike.sijbesma@dsm.com

OTHER CORPORATE OFFICERS

Corporate Secretary	Paul Fuchs (1946)

DIRECTORS OF BUSINESS GROUPS

DSM Fine Chemicals	Jo Scholz (1947)
DSM Pharmaceutical Products	Bernard van Schaik (1951)
DSM Anti-Infectives	Nico Gerardu (1951)
DSM Food Specialties	Rob van Leen (1957)
DSM Bakery Ingredients	Bert Jongejan (1952)
DSM Elastomers	Ben van Kooten (1951)
DSM Engineering Plastics	Jos Goessens (1951)
DSM Coating Resins	Don Verstegen (1944)
DSM Composite Resins	Jan-Paul de Vries (1958)
DSM Fibre Intermediates	Dick Venderbos (1941), as of 1-1-2004 Bill Price (1944)
DSM Melamine	Hans Dijkman (1948)
DSM Agro	Renso Zwiers (1955)
DSM Energy	Frank Choufoer (1951)
DSM Venturing & Business Development	ad interim: Hans van Suijdam (1950)

For the management of DSM Nutritional Products and the Vital project management, see page 26.

MANAGEMENT OF CORPORATE DEPARTMENTS

Finance & Economics	Arnold Gratama van Andel (1946)
Legal Affairs	Pieter de Haan (1954)
Human Rescources	Ben van Dijk (1951)
Planning & Development	Hein Schreuder (1951)
Communications	John McLaren (1963)
Safety, Health, Environment & Manufacturing	John Prooi (1946)
Chief Technology Officer	Emmo Meijer (1951)
DSM Industrial Services	Just Fransen van de Putte (1943)
Operational Audit	Henk Jacobs (1943), as of 1-3-2004 Roelof Mulder (1946)
Chief Information Officer	Jo van den Hanenberg (1947)
Energie Beheer Nederland	Rob Atsma (1946)
Research & Engineering	Hans van Suijdam (1950)
President of DSM China	Stefan Sommer (1959)

REMUNERATION

SUPERVISORY BOARD OF DIRECTORS

REMUNERATION

The members of the Supervisory Board of Directors receive a fixed annual remuneration for their work. In 2003, the chairman received € 45,000 and the other members € 30,000 each. In addition, Supervisory Board members are paid an annual remuneration for their membership of Supervisory Board committees (€ 4,000 per committee). Former Supervisory Board members do not receive any remuneration after they have completed their period of office. In 2003, the members of the Supervisory Board of Directors received a total remuneration of € 241,500 (2002: € 257,500), broken down as follows (in €):

	for Supervisory *Board membership*	for committee *membership*	total
Cor Herkströter, chairman	45,000	4,000	49,000
Henk Bodt, deputy chairman	30,000	8,000	38,000
Ad Geers	30,000	-	30,000
Okko Müller	30,000	4,000	34,000
Enrique Sosa	30,000	-	30,000
Johan Stekelenburg (until 30 Sept. 2003)	22,500	-	22,500
Cees van Woudenberg	30,000	8,000	38,000
total	217,500	24,000	241,500

OPTIONS

No Royal DSM share option rights are granted to members of the Supervisory Board of Directors. The Supervisory Board members do not possess any Royal DSM share options acquired by other means either.

SHARES

At the end of 2003, the members of the Supervisory Board together held 3,042 shares in Royal DSM.

MANAGING BOARD OF DIRECTORS

GENERAL REMUNERATION POLICY AND REMUNERATION PACKAGE

Our policy on the remuneration of the members of the Managing Board of Directors is based in part on the same philosophy as applies to the remuneration of our other executives. This policy is in line with market practices and is designed to attract, motivate and retain top-class people.

Every year, the Supervisory Board fixes the remuneration package for the members of the Managing Board, basing itself on an extensive market survey that is annually conducted to compare the Managing Board's remuneration package with that of boards of other companies in the Netherlands. The Supervisory Board's Nomination and Remuneration Committee is responsible for preparing remuneration proposals.

FIXED ANNUAL SALARY

Managing Board members are paid a fixed annual salary that is commensurate with their post as soon as they join the Board. Adjustment of these fixed salaries is annually considered, any changes taking effect from 1 July.

The fixed-salary increase for 2003 that took effect on 1 July amounted to 2%. On 1 July 2004 no salary adjustment will take place. As a result, the average annual salary increase over the period between 1 January 2002 and 31 December 2004 will amount to 2%.

The development of the fixed annual salaries of the members of the Managing Board in 2003 is shown below.

FIXED ANNUAL SALARY IN €	01.01.2003	01.07.2003	01.01.2004
Peter Elverding, chairman	588,000	599,760	599,760
Jan Zuidam, deputy chairman	452,000	461,040	461,040
Jan Dopper	452,000	461,040	461,040
Henk van Dalen	452,000	461,040	461,040
Feike Sijbesma	452,000	461,040	461,040

SHORT TERM INCENTIVE (BONUS)

The annual 'at target' bonus for which Managing Board members are eligible amounts to 50% of their fixed annual salary. The bonus scheme consists of three elements:

- the DSM group's financial performance (25%);
- a bonus related to a corporate improvement target (5%) and
- specific targets linked to the group's strategic development (20%).

As from 2003 some of these targets apply to all Managing Board members, while others are specific targets to be achieved by individual members. The individual targets of the chairman are partly linked to the individual targets of the members of the Managing Board.

The targets of Managing Board members are set annually by the Supervisory Board of Directors, which also assesses their performance in the previous financial year. The Supervisory Board has discretionary powers in this regard.

The bonus amounts payable to the individual Managing Board members on the bases of results achieve in 2003 are as follows:

BONUS IN €	2003[1]	2002[2]
Peter Elverding, chairman	118,776	163,361
Jan Zuidam, deputy chairman	102,717	130,689
Jan Dopper	79,891	130,689
Henk van Dalen	102,717	130,689
Feike Sijbesma	102,717	130,689

1 Based on results achieved in 2003 and therefore payable in 2004.
2 Bonus paid in 2003 based on results achieved in 2002.

The Supervisory Board established the extent to which the targets for 2003 were realized.

The target relating to the group's financial performance was not achieved. Because of the economic developments in 2003, the high internal profitability standards could not be met. The corporate improvement target was partially achieved, as were the targets linked to the strategic development of the group. The average realization percentage was 21.0%.

LONG TERM INCENTIVE (MANAGEMENT OPTIONS)

By way of long-term incentive, Managing Board members are granted share option rights in accordance with the options scheme outlined on page 42. Every year, the Supervisory Board decides in principle whether or not to grant share options to members of the Managing Board before proceeding to allocate, also on an annual basis, share options to individual Managing Board members.

The options currently held by members of the Managing Board are listed below.

		Outstanding on 31 December 2002	Options granted in 2003	Options exercised in 2003	Outstanding on 31 December 2003	Exercise price (in €)	Average exercise price in 2003 (in €)
Peter Elverding							
Unconditional options	(a)1998	18,000		-18,000	0	27.53	43.82
	1999	18,000			18,000	26.01	
	2000	22,500			22,500	36.48	
Conditional options	2001	37,500			37,500	39.98	
	2002	37,500			37,500	47.01	
	2003		37,500		37,500	36.39	
	Total	133,500	37,500	-18,000	153,000		
Jan Zuidam							
Unconditional options	(a)1998	18,000		-18,000	0	27.53	43.82
	1999	18,000			18,000	26.01	
	2000	18,000			18,000	36.48	
Conditional options	2001	30,000			30,000	39.98	
	2002	30,000			30,000	47.01	
	2003		30,000		30,000	36.39	
	Total	114,000	30,000	-18,000	126,000		
Jan Dopper							
Unconditional options	(a)1998	13,500		-13,500	0	27.53	43.82
	1999	13,500			13,500	26.01	
	2000	18,000			18,000	36.48	
Conditional options	2001	30,000			30,000	39.98	
	2002	30,000			30,000	47.01	
	2003		30,000		30,000	36.39	
	Total	105,000	30,000	-13,500	121,500		
Henk van Dalen							
Unconditional options	(a)1998	11,250		-11,250	0	27.53	43.82
	1999	11,250			11,250	26.01	
	2000	18,000			18,000	36.48	
Conditional options	2001	30,000			30,000	39.98	
	2002	30,000			30,000	47.01	
	2003		30,000		30,000	36.39	
	Total	100,500	30,000	-11,250	119,250		
Feike Sijbesma							
Unconditional options	1999	7,500			7,500	26.01	
	2000	11,250			11,250	36.48	
Conditional options	2001	30,000			30,000	39.98	
	2002	30,000			30,000	47.01	
	2003		30,000		30,000	36.39	
	Total	78,750	30,000	0	108,750		

(a) Option rights granted in 1998 were exercised at the end of the option period.

Apart from the above-mentioned management options, the members of the Managing Board do not possess any options on Royal DSM shares.

SHARES
At the end of 2003, the members of the Managing Board together held 918 shares in Royal DSM.

PENSIONS AND OTHER EMOLUMENTS
The members of the Managing Board contribute to the Pensioenfonds DSM Chemie (PDC) pension fund. In the current scheme, pensionable age has been set at 65 years. Pension rights are built up according to a graduated scheme. In 2003, the rights built up in the salary range between the contribution-free amount (€ 19,741) and € 49,571 amounted to 1.75%. The rights built up in the salary range above € 49,571 amounted to 1.55%. On behalf of the chairman € 97,993 was contributed to the PDC and charged to the company, and on behalf of the other members € 75,325 per person. The employees taking part in the PDC scheme themselves contribute 4% of their pensionable salary above € 49,571. In addition, DSM operates an early retirement scheme for the members of the Managing Board, the costs of which are included in the above-mentioned amounts.

TOTAL REMUNERATION
The total remuneration (including pension costs and other commitments) of Managing Board members amounted to € 3.5 million in 2003 (2002: € 3.1 million).

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SHARE OPTION RIGHTS

In 2001 DSM introduced a personnel share option scheme alongside the existing management share option scheme.

MANAGEMENT SHARE OPTIONS

Until 2001, share options granted to managers were subject to the condition that they might be exercised after the lapse of three years. Since 2001 this condition has held for a third of the options granted. Two thirds of the options that have been granted since then will be exercisable in whole, in part, or not at all, depending on the Total Shareholder Return (TSR) achieved by DSM in comparison with a peer group. If DSM's TSR is considerably better than that of the peer group, these options will be exercisable in whole. In other cases, the options will be exercisable in part or not at all. Options are granted for a period of eight years, subject to the suspensive condition that they cannot be exercised until three years after the granting date. After this period, the options are converted into unconditional options.

According to the share option granting procedure, the Supervisory Board makes a decision in December as to whether or not any options will be granted. The Dutch Authority on Financial Markets (AFM) is informed in good time about the proposed granting of management options.

The actual granting of management options takes place on the first day on which the DSM share is quoted ex-dividend following the Annual General Meeting. The opening price of the DSM share on that day is the exercise price of the option. This exercise price cannot be changed, except when changes are made to the share structure.

The exercise of options is regulated. The members of the Managing Board and a number of senior officers may exercise their options only in the two weeks following the publication of quarterly and annual reports and in the two weeks following the Annual General Meeting, and of course only if they do not have insider knowledge at the time of exercise. In addition, members of this group must obtain the approval of an officer ranking one level higher in the organization. Senior officers who are not part of this group may exercise their option rights without restrictions outside the usual embargo periods, provided they do not have insider knowledge at the time of exercise. For certain individuals or groups the Compliance Officer can define special embargo periods during which they are not allowed to trade in DSM securities.

OVERVIEW OF OPTION RIGHTS

	Outstanding on 31 Dec. 2002	in 2003 granted	converted (c)	exercised	expired	Outstanding on 31 Dec. 2003	Exercise price (in €)	Exercise period
Options:								
– unconditional								
(a) 1998	71,500			-71,000	-500		27.53	until 15.01.2003
1999	296,000			-20,500		275,500	26.01	until 14.01.2007
(b) 2000	55,500		355,500			411,000	36.48	until 31.03.2008
(b) 2001	102,500		30,000			132,500	39.98	until 30.03.2009
(b) 2002	71,400		32,250			103,650	47.01	until 04.04.2010
(b) 2003			25,500			25,500	36.39	until 04.04.2011
– conditional								
(b) 2000	360,000		-360,000				36.48	from 31.03.2003 until 31.03.2008
(b) 2001	1,060,125		-31,500		-29,250	999,375	39.98	from 30.03.2004 until 30.03.2009
(b) 2002	1,160,250		-32,250		-29,250	1,098,750	47.01	from 04.04.2005 until 04.04.2010
(b) 2003		1,216,313	-25,500		-20,250	1,170,563	36.39	from 04.04.2006 until 04.04.2011
(e) 2003		117,275			-3,050	114,225	39.54	from 03.11.2006 until 03.11.2011
Stock appreciation rights:								
– unconditional								
1999	36,000					36,000	26.01	until 14.01.2007
2000	31,500		4,500			36,000	36.48	until 31.03.2008
– conditional								
2001			1,500			1,500	39.98	from 30.03.2004 until 30.03.2009
(d) 2002	268,125				-135,750	132,375	47.01	from 04.04.2005 until 04.04.2010
(d) 2003		156,750			-1,875	154,875	36.39	from 04.04.2006 until 04.04.2011
(e) 2003		175,500				175,500	39.54	from 03.11.2006 until 03.11.2011
total	3,512,900	1,665,838	0	-91,500	-219,925	4,867,313		

(a) In accordance with the Option Rules, options granted in 1998 were exercised at the end of the option period.

(b) According to the Option Rules, options and SARs can be exercised immediately upon termination of employment or upon (early) retirement.

(c) In a number of cases (un)conditional options have been converted into (un)conditional SARs.

(d) SAR's are granted under the same conditions as options.

(e) On 3 November a select group of eligible DSM Nutritional Products employees received one-off options/SARs (not dependent on performance).

OVERVIEW OF PERSONNEL OPTION RIGHTS

	Outstanding on 31 Dec. 2002	in 2003 granted	exercised	expired	Outstanding on Dec. 2003	Exercise price (in €)	Exercise period ends in
Relating to 1999	189,488	-	-1,055	-3,495	184,938	39.60	Feb. 2006
Relating to 2000	312,657	-	-1,907	-5,870	304,880	39.98	March 2006
Relating to 2001	218,406	-	-90	-5,464	212,852	46.23	April 2007
Relating to 2002	-	180,385	-2,220	-1,665	176,500	36.39	April 2008
total	720,551	180,385	-5,272	-16,494	879,170		

On the basis of the result in 2002, 180,385 personnel option rights were granted in 2003.

COMPANY PROFILE

CLUSTERS

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of around € 8 billion (pro forma) and employs about 26,000 people (year-end 2003) at more than 250 sites worldwide. DSM's activities are grouped into business groups representing coherent product/market combinations. The business group directors report directly to the Managing Board. For reporting purposes we have grouped our activities into three strategic clusters plus DSM Nutritional Products:

Life Science Products are products supplied to the pharmaceutical, food and agrochemical industries. The Life Science Products cluster comprises the business groups DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The cluster's share in DSM's overall net sales is 32%.

DSM Nutritional Products, which comprises the activities of the former Roche division Vitamins & Fine Chemicals, has been included in the organization as a separate entity for the time being. The activities of DSM Nutritional Products are focused on three sectors: food (food and pharma activities), animal feed and cosmetics. The share of DSM Nutritional Products in DSM's overall net sales in 2003 was 8% (based only on the fourth quarter).

Performance Materials are high-performance materials such as the superstrong Dyneema® fibre, DSM Desotech's Desolite® glass-fibre coating, elastomers (synthetic rubbers), engineering plastics, coating resins and structural resins. This cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins. DSM Dyneema also forms part of this cluster. The cluster's share in DSM's overall net sales is 29%.

Industrial Chemicals comprises the business groups DSM Fibre Intermediates, DSM Melamine and DSM Agro, which produce industrial chemicals such as fibre intermediates, melamine and fertilizers, and DSM Energy. This cluster accounts for 23% of DSM's overall net sales.

In addition, DSM reports on a number of other activities, which have been grouped under *Other activities*. These include DSM Venturing & Business Development, Noordgastransport, DSM Industrial Services, DSM TechnoPartners, Stamicarbon and the part of the costs of corporate activities that is beyond the control of the business groups.

SALES BY CORE ACTIVITY


100
80
60
40
20
0
38%
Life Science Products
32%
DSM Nutritional Products
8%
31%
Performance Materials
29%
23%
Industrial Chemicals
23%
8%
Other activities
8%
02
(ongoing activities)
03

MARKETS

DSM supplies its products to industrial markets (business to business). Following the acquisition of the Roche division Vitamins & Fine Chemicals the food and feed market became the principal end use market for DSM. Other important users of DSM products are the pharmaceutical, E&E and automotive industries.

END-USE MARKETS*


100
80
60
40
20
0
21% Pharmaceuticals 18%
13% Automotive/Transport 9%
-% Packaging 1%
16% Food 19%
8% Electrics/Electronics 6%
4% Metal working & machine building 3%
7% Agriculture 8%
5% Textiles 8%
16% Construction 16%
10% Other 12%
02
(ongoing activities)
03

* Including contribution DSM Nutritional Products in Q4 2003


SALES BY ORIGIN*
100
80
60
40
20
0
51%
Netherlands
47%
20%
Rest of Europe
25%
20%
North America
17%
9%
Rest of the World
11%
02
(ongoing activities)
03

* Including contribution DSM Nutritional Products in Q4 2003


SALES BY DESTINATION*
100
80
60
40
20
0
11%
Netherlands
11%
10%
Germany
11%
8%
United Kingdom
7%
7%
France
6%
19%
Rest of Europe
19%
23%
North America
22%
22%
Rest of the World
24%
02
03

* Including contribution DSM Nutritional Products in Q4 2003

CONTRIBUTION TO SOCIETY AND SUSTAINABLE DEVELOPMENT

A company like DSM makes a considerable contribution to society. With our products we help enhance the quality of people's daily lives. In close collaboration with our customers, we constantly strive to optimize these products, so that they can make life healthier, cheaper, longer-lasting, more pleasant or more efficient. Examples are new pharmaceuticals, healthy food ingredients, lighter car components and synthetic materials to substitute scarce natural materials such as hardwood. Sustainability and safety are important aspects of our processes and products. Our production processes are for example designed for a minimum use of raw materials and energy. Through our R&D effort, we also actively contribute – both within DSM and in general – to the development of scientific knowledge and technology relating to sustainability, safety and the environment.

DSM employs about 26,000 people and indirectly creates employment for several times that number. Our operations thus play an important role economically.

Responsible entrepreneurship means developing an integrated policy and finding a balance between economic gain, respect for people and concern for the environment – the Triple P concept of *people, planet, profit*. We annually report on our policy and performance in this field in our Triple P Report, in which the former Responsible Care Progress Report has been incorporated.

CORPORATE GOVERNANCE

The way in which DSM implements the new Dutch corporate governance code (the Tabaksblat code) is discussed on page 6.

DSM has formulated explicit corporate values and rules that form the basis for the company's risk management, financial policy and organizational management at corporate and business group level.

Royal DSM is a statutory two-tier company[3] with a Managing Board of Directors and an independent Supervisory Board of Directors. The Managing Board is responsible for the company's strategy, its portfolio policy and the deployment of resources and sees to it that the company's policies are implemented. The Supervisory Board supervises the work of the Managing Board, its prime concern being to safeguard the interests of the company while taking into account the interests of all the company's stakeholders. The Supervisory Board of Directors submits the Annual Financial Statements for approval to the General Meeting of Shareholders and explains how it carried out its supervisory duties during the year concerned.

DSM seeks to conduct an open dialogue with its shareholders and all other stakeholders. We want to maintain a transparent information flow towards our stakeholders about our corporate objectives, the way our company is managed and our company's performance.

RISK MANAGEMENT

DSM being a global company, our activities are subject to the usual business risks associated with macro-economic trends, changing market conditions, the emergence of new competitors, political uncertainties, exchange rate fluctuations, changing raw material prices, fluctuations in supply and demand, and the speed with which new technologies and products are accepted. In order to be able to manage the risks that are naturally associated with entrepreneurship, a company needs a clear strategy. DSM has set out its strategy for the coming years in its *Vision 2005: Focus and Value* strategy document. In addition, every business group has its own strategy, which has been approved by the Managing Board and includes action plans and performance indicators. The following section contains a summary of our approach to risk management.

SPECIFIC MARKET RISKS

DSM is active in many different businesses with different risk profiles that depend on the environment in which each business operates and the competitive advantage it seeks to acquire. The risk profiles of our businesses vary according to the nature of their activities. Some businesses, such as those in the Life Science Products cluster, are active in markets that are not very sensitive to GDP growth. Others, such as those in the Industrial Chemicals cluster, operate in highly cyclical markets and may experience substantial fluctuations in their profits as a result of changes in market conditions, supply-driven overcapacity, economic conditions or other factors.

3 The aim is to convert Royal DSM from a company operating under the Large Company Regime into an ordinary public liability company in 2004.

In all DSM businesses, but especially in the life science businesses, fluctuations in exchange rates, in particular the dollar/euro exchange rate, can have a strong impact on operating profits via translation and transaction effects.

We continued to suffer from adverse economic conditions in 2003, resulting in reduced product demand, price erosion and overcapacity in manufacturing. In line with the trend in demand patterns, we took firm action to cut back our capacity and reduce our operational costs in order to restore profitability. This process of restructuring and cost reduction will continue to demand attention on the part of our management. Effective and controlled R&D and cost control are critical to the successful and sustainable growth of our businesses.

In the final quarter of 2003, we launched a major drive to restructure the recently acquired DSM Nutritional Products and integrate it with the rest of the group. The restructuring and integration and the alignment of business processes, systems, procedures and internal controls will require substantial management attention in 2004.

Human resource management is a risk area that we are giving attention on an ongoing basis. Our ability to retain highly specialized technical staff, as well as talented staff working in sales and marketing, research and development, manufacturing, finance and general management, is critical to our future success.

As a global company, we have set up subsidiaries in more than 100 countries. Our subsidiaries are exposed to changes in government regulations and unfavourable political developments, which may hamper them in exploiting certain business opportunities or impair inward investment.

IT RISKS
In order to control potential IT risks, we have a policy of using the latest hardware and software. Groupwide, we have integrated, standardized IT infrastructures, back-up and encoding systems, replicated databases, virus and access protection and a fully compatibilized, global internal network that we use intensively.

CURRENCY RISKS
With regard to risks relating to fluctuations in currency values, the most important factor is the value of the US dollar compared with the European currencies, the euro and the Swiss franc. Although our production base has its centre of gravity in continental Europe, a large proportion of our products are either priced in US dollars or based on world market prices quoted in US dollars.[4] As the recently acquired Roche division Vitamins & Fine Chemicals, too, produces mainly on the European continent, this takeover has raised our sensitivity to currency fluctuations.

All DSM sales priced in currencies other than the euro are subject to a translation risk that influences our financial results, which are reported in euros.

On balance, currency fluctuations have a material impact on our financial results, with a relatively weak US dollar having a negative impact on results and a strong dollar having a positive effect. In the business climate of 2003, a 1% change in the euro-dollar rate had an impact of around € 5-8 million on our gross margin in 2003, excluding DSM Nutritional Products. A 1% change in the Swiss franc-dollar rate is currently estimated to have an annual effect of CHF 3 to 5 million on DSM Nutritional Products' gross margin. Fluctuations in the relative values of other currencies (such as the Japanese yen and the pound sterling) have a much less marked impact on our profits. At operating profit level, the effect of exchange rate fluctuations can be mitigated by the development of sales, product mix improvements and reductions in fixed costs.

OTHER FINANCIAL RISKS
Other financial risks include commodity price risk, credit risk and country risk. The major rating agencies might change their assessment of our creditworthiness, thus affecting our capacity to borrow and causing fluctuations in the cost of finance. However, our policy is aimed at maintaining our Single A credit rating. The risk of fluctuating interest rates is addressed in the financial statements, page 70.

OTHER INSURABLE RISKS
We have taken out global insurance policies to cover the risk of financial losses, insofar as these risks can be insured for a reasonable premium. So as to reduce risks, we have set up a worldwide property damage and business interruption loss-prevention programme. Plants are inspected on a regular basis against predefined risk engineering standards. Uninsured losses for any one incident are unlikely to exceed € 25 million, with an annual cap of € 75 million.

Risk management forms an integral part of business management. Our policy on risk management and internal control is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over our operations, by ensuring compliance with legal requirements and internal requirements and by safeguarding the reliability of our financial reporting.

Various functions within the company operate in accordance with corporate requirements that have been drawn up for this purpose, such as requirements for internal control, financial reporting, investment decisions and standards in the field of safety, health and the environment. Our DSM Business Values contain a list of ethical standards for all our employees and business partners.

Our management is responsible for identifying critical business risks and implementing fit-for-purpose risk responses. Throughout the group we use structured self-assessment, based on Business Risk Assessment and Process Risk Assessment, to identify, assess and effectively respond to business risks and to monitor compliance with internal control standards so as to guarantee reliable financial reporting.

In addition to the analyses carried out by the business groups and units themselves, audits are conducted to establish objectively whether the business processes used by our operating units, as well as their performance in the field of safety, health and the environment (SHE) and other relevant processes, such as security, meet our risk management criteria. For the group as a whole, this task is carried out by the Corporate Operational Audit Department. Once every two to three years, an independent auditor analyzes and assesses the risks and risk management systems, including management systems in the field of SHE, pertaining to all activities performed by every DSM business unit. This means that DSM has a fully integrated approach to auditing. The results of the audits are discussed with the management of the unit concerned and with

4 See the tables on page 66 for a breakdown of sales by origin and destination.

the Managing Board of Directors. A summary of these results is also presented to the Audit Committee of the Supervisory Board of Directors. This guarantees an unbiased assessment of the effectiveness of our risk management.

We work in close cooperation with Ernst & Young, the external auditors who audit our financial statements, in comparing and reviewing the various audit programmes in relation to each other, with the aim of raising the quality of all our audit work.

Accountability is enforced by the formal issuance of a Letter of Representation by each business group, corporate staff department and service organization, including a statement on business controls. However, the most important factor determining compliance is the integrity of management and employees.

From 2004 onwards, internal audit committees for each business group will be meeting on a regular basis to address any weaknesses in the business control infrastructure identified by self-assessment and reported by the internal and external auditors, and to take any corrective action deemed to be necessary.

FINANCIAL POLICY

Given the dynamic nature of some of our markets, it has always been important for DSM to have a strong financial position. This gives us the financial resilience to continue pursuing our strategic goals even during economic downturns. DSM aims for a net debt which is less than 40% of group equity plus net debt and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense. This underlines our aim of maintaining our long-term credit ratings at a Single A level. DSM aims to achieve a return on investment (operating profit as a percentage of capital employed, ROI) of 15%.

An important element of our financial strategy is the allocation of cash flow. We primarily use cash flow for investments aimed at strengthening our business positions and for the payment of dividend to our shareholders. The cash flow is further used for strengthening the Life Science Products and Performance Materials clusters by means of acquisitions.

DSM's dividend policy is outlined on page 14 of this report. In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible. The company may also choose to buy back shares in case there is sufficient cash flow available for this after the primary cash flow expenditures have been made.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. With effect from 2000, our policy has been to capitalize goodwill paid in the case of acquisitions and to amortize it over a maximum period of 20 years. The acquired companies are in principle required to contribute to DSM's profit from the very beginning and to meet our profitability requirements. In some cases this requirement may be relaxed somewhat, but DSM expects a company that it has acquired to begin to contribute to cash earnings per share (i.e. before amortization of goodwill) within a year or two.

ORGANIZATION AND BUSINESS STEERING

DSM has a decentralized organizational structure built round business groups that are empowered to carry out all business functions. This structure ensures a flexible, efficient and fast response to market changes. DSM Nutritional Products will be a separate entity for the time being. At the corporate level, we have a number of staff departments to support the Managing Board of Directors and the business groups. The services of a number of shared service departments and DSM Research and intergroup product supplies are contracted by the business groups at market prices.

We have adopted the Value Based Business Steering (VBBS) model for internally assessing and steering our financial performance. VBBS measures and steers financial performance in terms of value creation, based on a cash flow return on (historical) investment minus the weighted average cost of capital (WACC).

DSM business groups base their strategies on in-depth analyses which they make every three years on average and review annually. On the basis of the results, value creation targets, key success factors and performance indicators are established. These are then laid down in a Strategic Value Contract, which forms the basis for internal business steering. The individual incentives for business group management are linked to this contract.

Corporate strategy is based on the outcome of a similar process. On the basis of this outcome, a long-term corporate strategy is developed, with evaluations and choices being made as regards portfolio composition, investment priorities and geographical spread. In 2000 this process of analysis and decision-making resulted in the formulation of our current strategy, *Vision 2005: Focus and Value*.

At DSM we use a management reporting system which requires each business group director to submit periodical reports on the business group's performance, including the level of strategic, operational and financial indicators. The reports are discussed with the Managing Board of Directors on a regular basis, with in-depth discussions taking place at least once every quarter.

SUNBLOCKERS

The product range of DSM Nutritional Products' Cosmetics unit includes sunblockers – special sun creams used, for example, by marathon runners and athletes whose physical activities take place mainly in the sun.



Unlimited. DSM partners in sport

INFORMATION ABOUT THE DSM SHARE

SHARES AND LISTINGS

The ordinary shares in Royal DSM have a par value of € 3.00 and are officially listed on the Amsterdam stock exchange and on the electronic exchange in Switzerland (SWX). In addition, they are traded via SEAQ International in London (SEAQ # 80421). Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam. The listing of DSM shares on the Frankfurt and Düsseldorf stock exchanges will end on 20 April 2004.

In the USA a sponsored unlisted American Depositary Receipts programme has been run via Citibank NA (Cusip 23332H 202) since December 2001. Four ADRs represent one ordinary DSM share.

In 1996, 22.02 million cumulative preference shares A were issued. These are registered shares that are not listed on the stock exchange. They are held by four institutional investors in the Netherlands. The par value of these cumulative preference shares A is € 3.00 and they have been assigned the same voting rights as ordinary shares. The annual dividend on cumulative preference shares A amounts to 6.78% of the issue price of € 10.59 per share.

In 1999, DSM placed 37.5 million cumulative preference shares C. These shares have a par value of € 0.03 per share, which means they carry minimal voting rights. They are held by two institutional investors in the Netherlands and are not listed on the stock exchange. For the years up to and including 2004 the dividend declared on these shares amounts to 5.82% of the issue price of € 3.03 per share.

The total number of ordinary DSM shares in issue decreased by 821,050 in 2003. On 31 December it stood at 95,768,298.

DISTRIBUTION OF SHARES

Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to that company. The following holdings of 5-10% in Royal DSM have been disclosed:

- Aegon N.V.
- ABN AMRO Holding N.V.
- Commercial Union Assurance PLC/Delta Lloyd
- ING Investment Management B.V.
- Rabo Finance C.V.

DEVELOPMENT OF THE NUMBER OF ORDINARY DSM SHARES

	placed	repurchased	in issue
balance at 31 December 2002	100,958,527	4,369,179	96,589,348
changes:			
– issues of shares to service option rights	-	-96,772	96,772
– repurchased	-	3,160,000	-3,160,000
– used for acquisition of DSM Nutritional Products	-	-2,240,000	2,240,000
– other	2,178	-	2,178
balance at 31 December 2003	100,960,705	5,192,407	95,768,298
average number of shares outstanding			94,714,804
DSM share prices, Euronext Amsterdam (in €):			
– highest price			45.00
– lowest price			31.29
– at 31 December			39.03

SHARE PRICE DEVELOPMENT 2002-2003 VERSUS AEX AND DJ EURO STOXX CHEMICAL INDEX


60
55
50
45
40
35
30
25
20
15
10
5
0
1/02 2/02 3/02 4/02 5/02 6/02 7/02 8/02 9/02 10/02 11/02 12/02 1/03 2/03 3/03 4/03 5/03 6/03 7/03 8/03 9/03 10/03 11/03 12/03
DSM
AEX
Dow Jones Euro Stoxx Chemical Index

GEOGRAPHICAL SPREAD OF DSM SHARES 2002-2003


100
80
60
40
20
0
39% Netherlands 40%
25% North America 16%
13% Belgium / Luxembourg 16%
13% United Kingdom 18%
4% Germany 2%
3% Switzerland 5%
3% Rest of the World 3%
02
03

TRADING VOLUMES 2003 (ON A MONTHLY BASIS)


x million
15
12
9
6
3
0
1/03
4/03
7/03
10/03

ROYAL DSM N.V. FINANCIAL STATEMENTS FOR 2003

ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include Royal DSM and the group companies in which DSM has control in matters of management and financial policy. The assets, liabilities and profits or losses of these companies are wholly consolidated. Minority interests in the group's equity and income are stated separately. In addition, the financial data of joint ventures (participations in which policy decisions are made jointly by DSM and third parties on the basis of a partnership agreement) that are important to DSM in terms of sales are included in the consolidated financial statements according to the method of proportionate consolidation.

The profits or losses of companies acquired in the course of the year are incorporated into the consolidated statement of income as from the takeover date. The profits or losses of companies that were sold in the year under review are included in the accounts up to the date of sale.

A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, articles 379 and 414, has been filed at the Trade Registry in Heerlen (The Netherlands).

TRANSLATION OF FOREIGN CURRENCIES
Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant day rates.

In these accounts, balance-sheet items in foreign currencies are translated at spot rates as at the balance-sheet date. Exchange differences are taken to the statement of income. Forward exchange contracts are converted to market value. Exposures resulting from forward exchange contracts are included in the balance sheet as deferred income or deferred liabilities. Positions resulting from currency swaps are included in the balance sheet and netted out with the balance-sheet items concerned. Differences resulting from the valuation of currency swaps and forward exchange contracts are taken to Balance of financial income and expense or to Other operating costs, as are the exchange differences relating to the underlying balance-sheet items.

Assets and liabilities of foreign participations whose value is expressed in foreign currency are translated at the spot rates prevailing at balance sheet date, while the items of the statements of income of foreign participations are translated at the average exchange rates of the period under review. Exchange differences arising from the translation of the net investment in these companies are taken to Other reserves. The same applies to exchange differences arising from foreign currency loans and other financial instruments in so far as such instruments hedge the currency-exchange risk associated with foreign group companies.

INTANGIBLE FIXED ASSETS
Intangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at realizable value, if this is lower.

Goodwill is capitalized and amortized over its estimated useful life, with a maximum of 20 years. The goodwill paid up to and including 1999 was charged directly to shareholders' equity.
Licences and patents are stated at cost less amortization calculated on a straight-line basis and amortized in 4 years.

TANGIBLE FIXED ASSETS
Tangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at realizable value, if this is lower. Office buildings are generally depreciated in 30 years, other buildings in 20 years, plant and machinery in 10 years.

Expenditure relating to planned turnarounds and inspections of sizeable magnitude is separated from the initial investment and depreciated over the period up to the first scheduled turnaround. The expenditure relating to this turnaround and subsequent turnarounds is then capitalized and depreciated.

In cases where the property development period is in excess of 12 months, interest expense during construction is capitalized.

FINANCIAL FIXED ASSETS
Consolidated participations are valued according to DSM group policies.

Non-consolidated companies over which DSM has a significant degree of control (generally 20% or more of the voting rights attached to the shares) are valued on the basis of DSM's share in these companies' equity, which is determined in accordance with DSM group policies. Other non-consolidated companies are accounted for at acquisition price or market value, whichever is the lower.

Long-term receivables are shown at face value, where necessary after deduction of a value adjustment.

Other long-term securities are valued at cost, or at recoverable value or market value if these are lower.

INVENTORIES
Raw materials and consumables are valued at cost, i.e. historical purchase prices plus additional costs or the net realizable value, whichever is lower.

Semi-finished and finished products are valued at manufacturing cost, less an allowance for obsolescence where necessary. Internal storage costs, selling expenses and interest charges are not taken into account in determining manufacturing cost. In cases where the market selling price at balance sheet date or during the time of sale of existing inventories is lower than manufacturing cost, valuation is based on the net realizable price. Products whose manufacturing cost cannot be calculated because of shared cost components are stated at net realizable price after deduction of a margin.

Unrealized intercompany results are eliminated in the valuation of inventories.

RECEIVABLES
Receivables are stated at face value less an allowance for doubtful debts. Also included is the portion of receivables forming part of the financial fixed assets that falls due within one year.

MARKETABLE SECURITIES
The item Marketable Securities included under current assets relates to investments available for sale. These are valued at the lower of purchase price and market price.

CASH
Items hereunder are stated at face value.

PROVISIONS
Provisions are shown at face value, but in cases where the effect of the time value of money is material, they are shown at their present value.

LIABILITIES
These are stated at face value. Amounts payable within one year on long-term liabilities are included under Current liabilities. Premiums or discounts on loans are accounted for under Deferred items. The equalization account has been included under Deferred items.

OPERATING INCOME
Operating income is recorded in the Statement of income on the date on which the goods or services concerned are delivered.

Investment grants are credited to the operating profit (under Other operating income) on a *pro rata* basis, in accordance with the useful life of the assets in question.

OPERATING COSTS
Operating costs are calculated on a historical cost basis. The cost of raw materials and consumables is generally determined on the basis of the FIFO method. Intra-group supplies are invoiced at market prices.

Development expenses have not been capitalized (because they do not meet the criteria for capitalization) and have been charged to the operating profit in the period in which they were incurred. Research expenses are not capitalized.

BALANCE OF FINANCIAL INCOME AND EXPENSE
Premiums or discounts on loans are carried as a correction on interest expenses, spread over the term of the loans concerned. Interest receipts and interest payments resulting from interest swaps are regarded as corrections on the interest expenses.

CORPORATE TAX
Besides the taxes currently payable or receivable for the year under review, this item also includes the deferred tax assets and liabilities. Deferred tax assets and liabilities are calculated at the tax rates effective at the end of the year under review, or at the rates effective in the years to come in so far as these have already been determined by law.

Deferred tax credits have been recognized to the extent that they are likely to be realized. Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

PROFIT OF NON-CONSOLIDATED COMPANIES
The share in the profit of non-consolidated companies is determined in proportion to the respective holdings owned by the group in the year under review, after deduction of applicable taxes.

CONSOLIDATED STATEMENTS

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER*

ASSETS x € million	2003		2002	
FIXED ASSETS				
intangible fixed assets [1]	405		462	
tangible fixed assets [2]	4,188		2,885	
financial fixed assets [3]	371		292	
		4,964		3,639
CURRENT ASSETS				
inventories [4]	1,474		944	
receivables [5]	1,746		1,439	
marketable securities [6]	4		2,014	
cash [7]	1,212		960	
		4,436		5,357
total		9,400		8,996

GROUP EQUITY AND LIABLITIES x € million	2003		2002	
GROUP EQUITY [8]				
shareholders' equity	4,918		5,142	
minority interests' share	43		44	
		4,961		5,186
provisions [9]		901		682
long-term liabilities [10]		1,505		1,337
current liabilities, interest-bearing [11]		382		599
current liabilities, non-interest-bearing [11]		1,651		1,192
total		9,400		8,996

* Before the final dividend on ordinary shares had been accounted for.

CONSOLIDATED STATEMENT OF INCOME

x € million	2003		2002		2003*	
net sales, DSM total	6,050		6,665		6,050	
net sales, ongoing activities [12]	6,050		5,636		6,050	
other operating income, ongoing activities [13]	-70		-141		-70	
total operating income, ongoing activities	5,980		5,495		5,980	
total operating income, discontinued activities	-		1,032		-	
total operating income, DSM total		5,980		6,527		5,980
amortization and depreciation, ongoing activities [14]	-429		-384		-429	
other operating costs, ongoing activities [15]	-5,257		-4,728		-5,257	
total operating costs, ongoing activities	-5,686		-5,112		-5,686	
total operating costs, discontinued activities	-		-965		-	
total operating costs, DSM total		-5,686		-6,077		-5,686
operating profit before exceptional items		294		450		294
exceptional items [19]		-		-		-261
operating profit [16]		294		450		33
balance of financial income and expense [17]		-31		-14		-31
profit on ordinary activities before taxation		263		436		2
tax on profit on ordinary activities [18]		-49		-84		118
profit of non-consolidated companies		5		-3		5
profit on ordinary activities after taxation		219		349		125
extraordinary result after taxation [19]		-94		840		-
group profit after taxation		125		1,189		125
minority interests' share in profit		14		-1		14
net profitt		139		1,188		139
net profit		139		1,188		139
dividend on cumulative preference shares		-22		-22		-22
net profit available to holders of ordinary shares		117		1,166		117
average number of ordinary shares outstanding (x 1,000)		94,715		96,468		94,715
net profit per ordinary share in €		1.24		12.08		1.24
net profit per ordinary share in €, after dilution		1.23		12.02		1.23

* Presentation based on rule No. 270 of the Dutch Guidelines for Annual Reporting.

STATEMENT OF CASH FLOWS [21]

x € million		2003		2002
OPERATING ACTIVITIES				
net profit	139		1,188	
adjustments to reconcile net profit with net cash provided by operating activities:				
– amortization and depreciation	429		442	
– other changes in book value	87		-	
– revenue from divestments	-6		-952	
– profit or loss of non-consolidated companies	-5		-3	
– dividends paid by non-consolidated companies	6		3	
– change in working capital	111		10	
– change in provisions	-173		-139	
– other changes	3		109	
net cash provided by operating activities		591		658
INVESTING ACTIVITIES				
investments in:				
– intangible fixed assets	-26		-8	
– tangible fixed assets	-407		-495	
takeover price of consolidated companies acquired	-1,469		-1	
proceeds from sale of tangible fixed assets	9		38	
takeover price of consolidated companies sold	3		1,998	
financial fixed assets:				
– acquisitions	-		-33	
– capital payments	-13		-24	
– proceeds from sale of participations	5		1	
– change in loans granted	9		-28	
net cash used in investing activities		-1,889		1,448
FINANCING ACTIVITIES				
loans taken up	323		14	
redemption of loans taken up	-107		-58	
changes in debts to credit institutions	-476		-52	
dividend paid	-187		-191	
purchase of own shares	-112		-3	
share issue to service option rights	3		16	
changes in minority interests	-10		-6	
other changes	-5			
net cash used in financing activities		-571		-280
		-1,869		1,826
effects of changes in consolidation		121		-
exchange differences relating to cash held		-10		-
change in cash		-1,758		1,826
cash at beginning of year		2,974		1,148
cash at year-end		1,216		2,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

Unless stated otherwise, all amounts are in € million.

The statement of income comprises three columns. The right-hand column represents the statement of income based on Rule 270, in which extraordinary items are no longer separately stated. This presentation can be regarded as the statement of income that is in accordance with generally accepted accounting standards in the Netherlands. The two left-hand columns represent the statement of income for 2003 and the comparative figures for 2002 in which extraordinary items are separately stated. Given the special situation in the year 2002, in which major businesses were discontinued, we are of the opinion that this presentation is more insightful.

In conformity with Book 2 of the Dutch Civil Code, article 402, a condensed statement of income is included in the Royal DSM accounts.

PRESENTATION

Where relevant, the financial data for DSM Nutritional Products are presented separately.

In order to enable a meaningful comparison of the data for 2002 and 2003, the activities of DSM Petrochemicals (sold on 28 June 2002) are separately presented as discontinued activities where this is relevant.

CURRENCY EXCHANGE RATES

The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

	EXCHANGE RATE AT BALANCE SHEET DATE		AVERAGE EXCHANGE RATE	
1 euro =	2003	2002	2003	2002
US dollar	1.25	1.04	1.13	0.94
Swiss franc	1.56	1.45	1.52	1.47
pound sterling	0.70	0.65	0.69	0.63
Japanese yen	133.72	124.27	130.93	118.06

CHANGES IN THE GROUP OF CONSOLIDATED COMPANIES

CONSOLIDATION
The joint venture DSM Nanjing Chemical Co., Ltd. (formed in August 2002; DSM stake 60%) was consolidated with effect from 1 January 2003. At year-end 2002 this joint venture was provisionally included under Financial fixed assets.

ACQUISITIONS
The acquisition of Roche Vitamins & Fine Chemicals, now called DSM Nutritional Products, was completed with effect from 30 September 2003. The effect of the opening balance of this acquisition on DSM's consolidated balance sheet appears from the table below. The assets and liabilities are carried at fair value. The acquisition price is stated with the proviso that it still needs to be definitively established. It includes negative goodwill to an amount of € 49 million (see note 11).

DSM NUTRITIONAL PRODUCTS OPENING BALANCE SHEET AS AT 1 OCTOBER 2003

x € million

ASSETS		
intangible fixed assets	11	
tangible fixed assets	1,404	
financial fixed assets	57	
inventories	575	
receivables	423	
cash	81	
		2,551
LIABILITIES		
provisions	333	
long-term liabilities	74	
current liabilities, interest-bearing	167	
current liabilities, non-interest-bearing	417	
		991
NET ASSETS		1,560
ACQUISITION PRICE		
in cash		1,468
in DSM shares		92
TOTAL		1,560

With effect from 1 January 2003, DSM increased its share in Jinling DSM Resins Co., Ltd. from 50% to 75% and consolidated this joint venture. Previously this company had been included in the accounts as a non-consolidated company.

DSM increased its stake in DSM Japan Engineering Plastics KK from 51% to 100%.

DIVESTMENTS
DSM sold its stake in DSM Food Specialties Oenologie SAS (100%) and sold 4.5% of its stake in DSM Solutech BV (DSM's stake decreased from 100% to 95.5%).

(1) INTANGIBLE FIXED ASSETS

	TOTAL	GOODWILL	LICENCES AND PATENTS
BALANCE AT 31 DECEMBER 2002			
cost	529	492	37
amortization	67	50	17
book value	462	442	20
CHANGES IN BOOK VALUE			
capital expenditure	26	21	5
acquisition of DSM Nutritional Products	11	-	11
consolidation of DSM Nanjing Chemical Co., Ltd.	10	-	10
amortization	-31	-25	-6
exchange differences	-75	-71	-4
other changes	2	-	2
	-57	-75	18
BALANCE AT 31 DECEMBER 2003			
cost	487	431	56
amortization	82	64	18
book value	405	367	38

The book value of goodwill as at 31 December 2003 includes an amount of € 347 million relating to the acquisition of Catalytica.

(2) TANGIBLE FIXED ASSETS

	TOTAL	LAND AND BUILDINGS	PLANT AND MACHINERY	OTHER FIXED ASSETS	IN COURSE OF REALIZATION OR PREPAID	NOT USED FOR OPERATIONAL PURPOSES
BALANCE AT 31 DECEMBER 2002						
cost	7,324	1,162	5,209	422	517	14
depreciation	4,439	556	3,593	286	1	3
book value	2,885	606	1,616	136	516	11
CHANGES IN BOOK VALUE						
capital expenditure	407	13	93	13	288	-
acquisition of DSM Nutritional Products	1,404	457	750	-	197	-
consolidation of DSM Nanjing Chemical Co., Ltd.	123	11	112	-	-	-
put into operation	-	45	295	28	-368	-
depreciation	-398	-44	-313	-41	-	-
impairments	-85	-14	-53	-12	-6	-
disposals	-7	-4	-2	-1	-	-
exchange differences	-140	-33	-84	-2	-21	-
other	-1	-4	-4	-3	10	-
	1,303	427	794	-18	100	-
BALANCE AT 31 DECEMBER 2003						
cost	8,821	1,625	6,123	437	622	14
depreciation	4,633	592	3,713	319	6	3
book value	4,188	1,033	2,410	118	616	11

The other changes mainly relate to changed categories and reclassifications.

Tangible fixed assets includes assets acquired under financial lease agreements with a book value of € 33 million (31 December 2002: € 2 million). The related commitments are included under Other liabilities.

A geographic breakdown of capital expenditure on tangible fixed assets and their book value is given below:

	capital expenditure		*book value at 31 December*	
	2003	2002	2003	2002
the Netherlands	173	338	1,555	1,589
other EU countries	69	86	1,095	598
rest of Europe	17	0	598	0
	259	424	3,248	2,187
North America	117	54	508	496
rest of the world	31	17	432	202
total	407	495	4,188	2,885

(3) FINANCIAL FIXED ASSETS

	TOTAL	NON-CONSOLIDATED COMPANIES		OTHER SECURITIES	OTHER RECEIVABLES
		SHARE IN EQUITY	LOANS		
balance at 31 december 2002	292	116	48	18	110
CHANGES					
share in profit	5	5	-	-	-
dividends	-6	-6	-	-	-
capital payments	14	11	-	3	-
acquisition of DSM Nutritional Products	57	2	-	-	55
other acquisitions	-2	-2	-	-	-
advances	3	-	2	-	1
redemptions / remissions	-4	-	-2	-	-2
other value changes	-30	-	-30	-	-
consolidation of DSM Nanjing Chemical Co., Ltd.	-23	-23	-	-	-
exchange differences	-17	-7	-4	-2	-4
transfer to short-term receivables	-3	-	-	-	-3
other	85	-3	-	-3	91
balance at 31 december 2003	371	93	14	16	248

Other receivables includes an amount of € 234 million (2002: € 74 million) in deferred tax assets. The increase in other changes mainly relates to the tax effect on the extraordinary result.

The other changes are mainly transfers to and from other balance sheet items.

(4) INVENTORIES

	2003	2002
raw materials and consumables	532	267
semi-finished products	46	86
finished products	896	591
total	1,474	944

As a result of the acquisition of DSM Nutritional Products, inventories increased by € 575 million.

(5) RECEIVABLES

	2003	2002
trade accounts receivable	1,264	957
receivable from non-consolidated companies	37	34
corporation tax receivable	143	145
other taxes and social security contributions	72	74
other receivables	138	141
deferred items	92	88
total	1,746	1,439

As a result of the acquisition of DSM Nutritional Products, receivables increased by € 423 million.

All receivables are due within one year.

(6) MARKETABLE SECURITIES

The financial resources invested in marketable securities via DSM Vision 2005 B.V. at the end of 2002 were used for the acquisition of DSM Nutritional Products in 2003, the remainder being converted into deposits.

(7) CASH

	2003	2002
deposits	982	853
cash, bank, giro	230	107
total	1,212	960

Of the total of cash, bank, giro an amount of € 36 million was restricted.

The effect of the acquisition of DSM Nutritional Products was € 81 million.

(8) GROUP EQUITY

For a specification of shareholders' equity see the explanatory notes to the Financial Statements of Royal DSM on page 75.

(9) PROVISIONS

Provisions increased by € 219 million. This is the net effect of the following changes.

	BALANCE AT 31 DECEMBER 2002	ADDITIONS CHARGED AGAINST THE PROFIT	WITHDRAWALS FOR INTENDED PURPOSES	EXCHANGE DIFFERENCES	CHANGES IN CONSOLIDATION/ ACQUISITIONS	OTHER	BALANCE AT 31 DECEMBER 2003
pensions and other personnel costs	157	54	-104	-2	157	2	264
deferred taxes	109	-	-	-6	-	-42	61
reorganization costs and severance payments	173	164	-113	-7	169	-16	370
environmental costs	91	4	-7	-1	1	19	107
commitments relating to non-consolidated participating interests	16	-	-16	-2	-	2	-
other provisions	136	6	-37	-	6	-12	99
total	682	228	-277	-18	333	-47	901

As a result of the acquisition of DSM Nutritional Products, provisions increased by € 333 million.

The provisions that can be regarded as long term amounted to a total of € 570 million.

The changes under the heading 'other' include amounts relating to transfers to and from other balance-sheet items and changed categories.

The Provision for pensions and other personnel costs concerns, among other things, the pension commitments and early retirement schemes which the company has kept under its own control. In many countries, DSM offers its employees pension schemes. These schemes are geared to national legislation, local terms-of-employment practice and the economic situation of the country concerned. This implies that the nature of the schemes varies from one country to another. Most of these pension commitments have been placed with independent pension funds and life insurance companies and have been paid up. In some countries, DSM companies offer their retired employees additional allowances (mainly for medical expenses) besides pensions.

The Provision for deferred taxes relates to future tax liabilities resulting from, among other things, temporary differences between equity calculated on an economic basis and equity determined for tax purposes.

The addition to the Provision for reorganization costs and severance payments relates to the Life Science Products cluster (€ 68 million), DSM Elastomers (€ 46 million), the Industrial Chemicals cluster (€ 25 million) and DSM Industrial Services (€ 25 million). The withdrawal from this provision concerns costs incurred in restructuring operations, in particular at DSM Anti-Infectives, DSM Nutritional Products, DSM Elastomers and at group level.

The Provision for environmental costs relates to soil cleanup obligations, among other things. With effect from 2003, the provision for environmental costs is shown at its present value in cases where the effect of the time value of money is material. The effect of this change on DSM's balance sheet and statement of income is small.

Several items have been combined under Other provisions, for example provisions for obligations relating to the ongoing Operational Excellence programme, obligations ensuing from drilling platform decommissioning and site restoration, expenses relating to awarded claims and a provision for an onerous contract.

(10) LONG-TERM LIABILITIES

	2003	2002
debenture loans	992	1,231
private loans	479	103
other liabilities	34	3
total	1,505	1,337

The effect of the acquisition of DSM Nutritional Products amounted to € 74 million.

DEBENTURE LOANS

	2003	2002
4.75% NLG loan 1994-2004	-	1
6.25% NLG loan 1996-2006	136	136
4.75% EUR loan 1998-2005	383	383
6.25% USD loan 1999-2004	-	144
6.75% USD loan 1999-2009	200	240
6.38% EUR loan 2000-2007	273	327
total	992	1,231

The effects of interest-rate risk management are described on page 71. The EUR loan contracted in 2000 was immediately swapped into dollars at the time to hedge the dollar translation risk.

PRIVATE LOANS

	2003	2002
5.05% NLG loan 1998-2004	-	25
9.22% NLG loan 1990-2005	11	14
12.9% ZAR loan 2002-2005	15	-
5.76% CNY loan 2002-2008	100	-
4.34% NLG loan 2001-2010	14	-
5.51% USD loan 2003-2013	120	-
5.61% USD loan 2003-2015	136	-
other loans	83	64
total	479	103

The USD loan for 2003-2015 taken up in 2003 was immediately swapped into Swiss francs to hedge translation risks.
In agreements governing loans with a residual amount at year-end 2003 of € 1,418 million, of which € 148 million of a short-term nature (31 December 2002: € 1,330 million, of which € 50 million short term), clauses have been included which restrict the provision of securities. For private loans, no mortgage collateral was furnished (31 December 2002: € 2 million).

At 31 December 2003, long-term liabilities to a total of € 476 million had a remaining term of more than 5 years. Of this amount, € 200 million related to debenture loans and € 276 million to private loans.

The schedule of repayment of long-term liabilities is as follows:

2005	481
2006	191
2007 and 2008	357
2009 through 2013	330
2014 through 2018	146
	1,505

The repayments scheduled for 2004, totalling € 173 million, are included under Current liabilities.

Breakdown of long-term liabilities by currency, taking into account currency swaps:

	2003	2002
EUR	608	608
USD	591	708
CHF	136	-
CNY	122	-
CAD	31	15
ZAR	15	-
other currencies	2	6
total	1,505	1,337

On balance, Long-term liabilities increased by € 168 million owing to the following changes:

balance at 31 December 2002	1,337
CHANGES	
loans taken up	323
transfer to current liabilities	-162
extra redemptions	-39
acquisition of DSM Nutritional Products	74
consolidation of Nanjing Chemical Co., Ltd.	121
exchange differences	-148
other changes	-1
balance at 31 December 2003	1,505

The average effective interest rate on total long-term interest-bearing liabilities (including the part transferred to current liabilities at 31 December 2003 and including the interest rate and exchange rate instruments associated with the loans) amounted to 4.9% in 2003 (2002: 4.6%).

(11) CURRENT LIABILITIES

	2003	2002
CURRENT LIABILITIES, INTEREST-BEARING:		
debenture loans and private loans	162	58
credit institutions	208	531
other liabilities	12	10
total	382	599

	2003	2002
CURRENT LIABILITIES, NON-INTEREST-BEARING:		
received in advance on orders	19	15
suppliers and trade credits	651	596
notes and cheques due	5	7
owing to non-consolidated companies	39	55
taxes and social security contributions	131	80
pensions	8	8
other liabilities	285	208
deferred costs relating to DSM Nutritional Products	49	-
deferred items	464	223
total	1,651	1,192

As a result of the acquisition of DSM Nutritional Products, interest-bearing current liabilities increased by € 167 million and non-interest-bearing current liabilities by € 417 million.

The increase in deferred items was due to ordinary items in the opening balance sheet of DSM Nutritional Products and items relating to the finalization of the acquisition.

COMMITMENTS AND RIGHTS NOT APPEARING ON THE BALANCE SHEET

COMMITMENTS

	2003	2002
rents and operational lease	44	38
guarantee obligations on behalf of non-consolidated companies and third parties	94	145
outstanding orders for projects under construction	3	15
other	-	2
total	141	200

Most of the outstanding orders for projects under construction will be completed in 2004.

The commitments as regards rents and operational lease are spread as follows:

2004	10
2005	7
2006	6
2007 and 2008	7
after 2008	14
total	44

RIGHTS

In connection with the acquisition of DSM Nutritional Products, it was agreed that DSM would receive compensation for costs to be incurred in relation to the demerger of this unit, to a maximum of € 70 million.

(12) NET SALES

Net sales comprises the income from the supply of goods and services to third parties less discounts and sales taxes.

In the year under review net sales of ongoing activities increased by € 414 million (7%) compared with 2002. A breakdown of supplies and net sales is given below.

	SUPPLIES 2003	NET SALES 2003	%	SUPPLIES 2002	NET SALES 2002	%
ONGOING ACTIVITIES						
Life Science Products	2,022	1,963	32.4	2,240	2,168	38.5
DSM Nutritional Products	496	496	8.2	-	-	-
Performance Materials	1,777	1,774	29.4	1,795	1,767	31.3
Industrial Chemicals	1,534	1,416	23.4	1,389	1,268	22.5
Other activities	401	401	6.6	437	433	7.7
intra-group supplies	-180	-		-225	-	
TOTAL NET SALES OF ONGOING ACTIVITIES	6,050	6,050	100.0	5,636	5,636	100.0
discontinued activities	-	-		1,124	1,029	
intra-group supplies	-	-		-95	-	
total net sales	6,050	6,050		6,665	6,665	

The following is a geographical breakdown of net sales:

	2003	%	2002	%
BY ORIGIN				
ONGOING ACTIVITIES:				
Europe	4,372	72	4,016	71
North America	1,032	17	1,109	20
other continents	646	11	511	9
TOTAL, ONGOING ACTIVITIES	6,050	100	5,636	100
discontinued activities	-		1,029	
total	6,050		6,665	

	2003	%	2002	%
BY DESTINATION				
ONGOING ACTIVITIES:				
Europe	3,272	54	3,111	55
North America	1,334	22	1,313	23
other continents	1,444	24	1,212	22
TOTAL, ONGOING ACTIVITIES	6,050	100	5,636	100
discontinued activities	-		1,029	
total	6,050		6,665	

(13) OTHER OPERATING INCOME

	2003	2002
ONGOING ACTIVITIES:		
change in inventories of semi-finished and finished products	-246	-232
own work capitalized	33	21
sundry	143	70
TOTAL, ONGOING ACTIVITIES	-70	-141
discontinued activities	-	3
total	-70	-138

The item Change in inventories of semi-finished and finished products relates to the difference in value between opening and closing inventories.

Own work capitalized relates to internally generated fixed assets included under operating costs.

Other operating income includes subsidies, book profits on the sale of assets and payments made by insurance companies.

(14) AMORTIZATION AND DEPRECIATION

	2003	2002
ONGOING ACTIVITIES:		
amortization and depreciation of intangible and tangible fixed assets	414	380
other changes in book value of intangible and tangible fixed assets	15	4
TOTAL, ONGOING ACTIVITIES*	429	384
discontinued activities	-	58
total	429	442
* of which amortization of goodwill	25	27

(15) OTHER OPERATING COSTS

	2003	2002
ONGOING ACTIVITIES:		
raw materials and consumables	2,694	2,414
work subcontracted and other external expenses	1,330	1,152
wages and salaries	958	915
pension charges	73	62
other social charges	184	179
sundry	18	6
TOTAL, ONGOING ACTIVITIES	5,257	4,728
discontinued activities	-	907
total	5,257	5,635

R&D expenditure amounted to € 268 million (2002: € 271 million, not including DSM Petrochemicals).

Wages and salaries relate to the following average workforce totals:

	2003	2002
ONGOING ACTIVITIES:		
Life Science Products	8,998	9,404
DSM Nutritional Products	1,835	-
Performance Materials	3,746	3,669
Industrial Chemicals	2,784	1,847
Other activities	3,153	3,428
TOTAL, ONGOING ACTIVITIES	20,516	18,348
discontinued activities	-	1,157
total	20,516	19,505

The workforces of proportionately consolidated joint ventures have been included in the above table on a proportionate basis. The 2003 figures for DSM Nutritional Products relate to the fourth quarter. The 2002 figure for discontinued activities relates to the workforce in the first six months.

(16) BREAKDOWN OF OPERATING PROFIT

(before exceptional items / extraordinary result)

	2003	2002
ONGOING ACTIVITIES:		
Life Science Products	164	232
DSM Nutritional Products	30	-
Performance Materials	90	113
Industrial Chemicals	60	77
Other activities	-25	-12
operating profit before amortization of goodwill	319	410
amortization of goodwill	-25	-27
TOTAL ONGOING ACTIVITIES:	294	383
discontinued activities	-	67
operating profit before exceptional items	294	450
exceptional items	-261	-
OPERATING PROFIT	33	450

The breakdowns included in the Report by the Managing Board of Directors on page 15 are deemed to form part of the Financial statements.

(17) BALANCE OF FINANCIAL INCOME AND EXPENSE

	2003	2002
interest income	43	44
interest expense	-91	-81
other	17	23
total	-31	-14

An amount of € 10 million was deducted from interest expense (2002: € 13 million) in connection with the capitalization of interest expense during plant construction. The decrease in capitalized interest during plant construction was due to a decrease in the number of long-term investment projects. In 2003 the percentage applied in the capitalization of interest during construction was 6%.

(18) TAXES

Before extraordinary items, the tax charge on the profit on ordinary activities was € 49 million (2002: € 84 million). In 2003 the extraordinary result included a tax gain of € 167 million, compared with € 60 million in 2002. On balance, the tax gain on the profit on ordinary activities in the presentation according to Rule 270 was € 118 million in 2003.

The profit on ordinary activities before taxation can be broken down as follows:

	2003	2002
the Netherlands	331	574
other countries	-68	-138
total	263	436

The total tax can be broken down as follows:

	2003	2002
TAX ON PROFIT FROM ORDINARY ACTIVITIES:		
the Netherlands	-55	-122
other countries	6	38
total	-49	-84
TAX ON EXCEPTIONAL ITEMS	167	60
total	118	-24

The relationship between the nominal tax rate on the profit on ordinary activities in the Netherlands and the effective tax rate is as follows:

in %	2003	2002
nominal tax rate in the Netherlands	34.5	34.5
TAX EFFECTS OF:		
deviating rates	-16.5	-15.0
tax-exempt income and non-deductible expense	4.9	2.8
other effects	-4.3	-3.0
effective tax rate	18.6	19.3

At 31 December 2003, there was an amount of € 13 million (2002: € 18 million) in tax losses for which no deferred tax assets had been posted in the accounts.

The deferred tax assets and liabilities relate to the following tax effects of temporary differences:

		2003		2002**
taxes to be refunded and tax losses carried forward	*80		*26	
provisions	124		50	
other assets	15		-	
other liabilities	107		-	
deferred tax assets		326		76
intangible and tangible fixed assets	153		37	
other assets	-		9	
other liabilities	-		65	
deferred tax liabilities		153		111
DEFERRED TAX ASSETS MINUS DEFERRED TAX LIABILITIES		173		-35
of which included in the balance sheet under:				
- financial fixed assets		234		74
- provisions		61		109

* after value adjustment

** after reclassification

(19) EXCEPTIONAL ITEMS / EXTRAORDINARY RESULT AFTER TAXATION

The composition of the extraordinary result after taxation is elucidated in the overview below. The extraordinary charges of € 261 million included in this item are presented in the right-hand column of the statement of income as exceptional items.

	2003		2002	
EXTRAORDINARY INCOME:				
book profits on the sale of activities	-		929	
extraordinary income before taxation	-		929	
taxes	68		7	
extraordinary income after taxation		68		936
EXTRAORDINARY EXPENSE:				
additions to provisions for reorganization costs and severance payments	-159		-48	
impairment of assets	-98		-51	
additions to other provisions	-4		-49	
extraordinary expense before taxation	-261		-148	
taxes	99		52	
extraordinary expense after taxation		-162		-96
total		-94		840

The extraordinary income in 2003 was a consequence of the fact that the costs involved in a settlement with the tax authorities were lower than expected and of tax credits from liquidation losses relating to DSM Elastomers.

The addition to provisions for reorganization and severance costs and other provisions relates to restructuring and reorganization costs in the Life Science Products cluster (€ 68 million), at DSM Elastomers (€ 46 million), in the Industrial Chemicals cluster (€ 25 million) and at DSM Industrial Services (€ 25 million). The impairment of assets relates to the restructuring measures and reorganizations in the Life Science Products cluster (€ 56 million) and at DSM Elastomers (€ 42 million).

The book profit earned on divestments in 2002 relates to the sale of the DSM Petrochemicals business group.

(20) FINANCIAL INSTRUMENTS

GENERAL

DSM's treasury policy is the responsibility of the corporate treasurer. The central treasury function is responsible for the financing of the activities of the group and its units as well as for cash management and the management of currency-exchange risks, interest-rate risks and credit risks. DSM has stringent rules and internal procedures and a set of market-related benchmarks in place for these activities and has taken special organizational measures to ensure they are carried out properly and to optimize the results.

In managing its financial assets and liabilities DSM uses derivative instruments to manage all currency-exchange and interest-rate risks relating to normal business operation. DSM's risk policy is aimed at minimizing the effects of exchange-rate and interest-rate fluctuations on its results in the short term and following the market exchange rates and interest rates in the long term.

CASH

At DSM cash management is carried out centrally insofar as this is possible. To this end, in the major countries use is made of cash pools operating mainly via zero-balancing agreements. DSM has three confirmed credit facilities, two amounting to a total of € 700 million (2002: € 300 million) and one amounting to $ 200 million (2002: $ 600 million), and two Commercial Paper programmes, one amounting to € 900 million (2002: € 900 million) and the other amounting to $ 400 million (2002: $ 400 million). The company can use the Commercial Paper Programmes to a total of at most € 900 million. The company uses currency swaps to optimize the interest charges arising from current liabilities and deposits in foreign currencies.

FOREIGN CURRENCY RISKS

DSM's policy with regard to foreign currency risks exclusively focuses on the cash flows from ordinary activities. This implies that currency instruments are used only on the basis of underlying positions. This means that all foreign currency risks are fully hedged. DSM uses forward exchange contracts, spot contracts and, to a limited extent, currency options to limit foreign exchange risks.

The translation exposure, i.e. the exchange-rate risk associated with the translation of DSM's net investment in participating interests, has to a large extent been hedged by long-term foreign-currency-denominated loans and other financial instruments. The reason for this is the relatively high level of foreign-currency-denominated net investments.

INTEREST-RATE RISKS

DSM's interest-rate risk policy is focused exclusively on cash flows from ordinary activities. This implies that interest-rate instruments are applied only on the basis of underlying positions. This policy translates into a certain desired profile of fixed-interest and variable-interest positions, with the variable-interest position not being allowed to exceed 60% of net debt. DSM manages interest-rate risks by means of interest-rate swaps and, to a limited extent, the purchase of interest-rate options.

CREDIT RISK

DSM limits the credit risk to which it is exposed by virtue of its dealings with financial counterparties by using credit limits per party and per country and by concluding contracts exclusively with parties having a high credit rating.

	31 DECEMBER 2003		31 DECEMBER 2002	
	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE
FORWARD EXCHANGE CONTRACTS*:				
on the basis of underlying positions	13	13	16	16
LOANS:				
long-term loans (including loans < 1 year)	1,679	1,870	1,405	1,580
interest-rate instruments and currency instruments relating to long-term loans	-	-168	-	-125
short-term loans	208	208	531	531
TOTAL LOANS	1,887	1,910	1,936	1,986

* included in the balance sheet under Deferred items

The contract value of the currency instruments at the balance sheet date was € 905 million (2002: € 450 million). On 31 December 2003, the contract value of the interest-rate instruments relating to long-term loans was € 1,764 million (2002: € 1,519 million). No contracts covering interest-rate instruments relating to short-term loans were outstanding in 2003 (same as in 2002).

(21) NOTES TO THE STATEMENT OF CASH FLOWS

The Statement of cash flows is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance-sheet items, are eliminated.

Changes in working capital due to the acquisition or sale of consolidated companies are included under Investing activities.

Most of the changes in the Statement of cash flows can be traced back to the detailed statements of changes for the balance-sheet items concerned. For those balance-sheet items for which no detailed statement of changes is included, the table at the following page shows the link between the change according to the balance sheet and the change according to the Statement of cash flows.

	WORKING CAPITAL	PROVISIONS	INTEREST-BEARING DEBT
balance at year-end 2002	1,191	682	1,936
balance at year-end 2003	1,569	901	1,887
balance-sheet change	378	219	-49
ADJUSTMENTS:			
exchange differences	87	18	153
changes in consolidation	-574	-333	-364
transfers, etc.	-2	-77	0
adjusted balance-sheet change	-111	-173	-260
change in cash flow	111	-173	-260

The cash-flow change relating to the working capital can be broken down as follows:

	2003	2002
inventories	-7	-48
receivables	45	161
non-interest-bearing current liabilities	73	-103
total	111	10

Cash at year-end equals the sum of the balance-sheet items Marketable securities and Cash.

SEPARATE FINANCIAL STATEMENTS OF ROYAL DSM N.V.

ROYAL DSM N.V. BALANCE SHEET*

ASSETS	x € million	31 DECEMBER 2003		31 DECEMBER 2002	
	FIXED ASSETS				
	tangible fixed assets [1]	22		23	
	financial fixed assets [2]	6,924		6,446	
			6,946		6,469
	CURRENT ASSETS				
	receivables [3]	1,032		1,109	
	cash	231		51	
			1,263		1,160
	total		8,209		7,629

SHAREHOLDERS' EQUITY AND LIABILITIES	x € million	31 DECEMBER 2003		31 DECEMBER 2002	
	SHAREHOLDERS' EQUITY [4]				
	share capital	370		370	
	share premium account	548		548	
	other reserves	4,000		4,224	
			4,918		5,142
	provisions [5]		55		176
	long-term liabilities [6]		1,270		1,281
	current liabilities, interest-bearing [7]		198		549
	current liabilities, non-interest-bearing [7]		1,768		481
	total		8,209		7,629

* Before the final dividend on ordinary shares was accounted for.

ROYAL DSM N.V. STATEMENT OF INCOME

x € million	2003	2002
profit of consolidated and non-consolidated companies (after taxation)	160	371
other profits	-21	817
net profit	139	1,188
net profit	139	1,188
dividend on cumulative preference shares	-22	-22
net profit available to holders of ordinary shares	117	1,166

NOTES TO THE ROYAL DSM N.V. BALANCE SHEET

GENERAL

Unless stated otherwise, all amounts are in € million.

DSM's accounting policies are explained on pages 52 and 53.

(1) TANGIBLE FIXED ASSETS

This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2003 was virtually zero, while the depreciation charge in 2003 was € 3 million. The cost of tangible fixed assets as at 31 December 2003 was € 53 million; accumulated depreciation amounted to € 31 million.

(2) FINANCIAL FIXED ASSETS

	TOTAL	CONSOLIDATED COMPANIES		NON-CONSOLIDATED COMPANIES	DEFERRED TAX ASSETS
		SHARE IN EQUITY	LOANS	SHARE IN EQUITY	
balance at 31 December 2002	6,446	4,958	1,444	5	39
CHANGES					
share in profit	193	193	-	-	-
dividends	-2,121	-2,121	-	-	-
acquisition of DSM Nutritional Products	1,242	1,242	-	-	-
capital payments	820	820	-	0	-
loans granted	68	-	68	-	-
intra-group transactions	1,230	1,230	-	-	-
exchange differences	-233	-205	-28	-	-
transfer to current receivables	-131	-	-131	-	-
extra redemptions	-836	-	-836	-	-
other	246	635	-448	-1	60
balance at 31 December 2003	6,924	6,752	69	4	99

(3) RECEIVABLES

	2003	2002
receivables from consolidated companies	927	1.056
other receivables	105	53
total	1,032	1,109

(4) SHAREHOLDERS' EQUITY

	share capital	share premium	other reserves	shareholders' equity
balance at 31 December 2002	370	548	4,224	5,142
CHANGES				
dividend on ordinary shares	-	-	-165	-165
dividend on cumprefs	-	-	-22	-22
net profit for 2003	-	-	*139	139
exchange differences	-	-	-146	-146
tax on exchange differences	-	-	-9	-9
share buybacks	-	-	-112	-112
repurchased shares used for acquiring DSM Nutritional Products	-	-	92	92
other changes	0	0	-1	-1
balance at 31 December 2003	370	548	4,000	4,918

* It is proposed to distribute an amount of € 112 million as final dividend on ordinary shares.

SHARE CAPITAL

On 31 December 2003 the authorized share capital amounted to € 1,125 million, distributed over 153,480,000 ordinary shares, 22,020,000 cumulative preference shares A and 187,500,000 cumulative preference shares B with a par value of € 3.00 each, and 1,200,000,000 cumulative preference shares C with a par value of € 0.03 each.

The changes in the number of shares in 2003 are shown in the table below.

	Number of shares in issue			Numer of ordinary shares repurchased
	ordinary	cumprefs A	cumprefs C	
situation as at 31 December 2002	100,958,527	22,020,000	37,500,000	4,369,179
share issue in connection with exercise of options	-	-	-	-96,772
share issue in connection with conversion of Gist-brocades convertible bonds and registered shares	2,178	-	-	-
share buybacks	-	-	-	3,160,000
used for the acquisition of DSM Nutritional Products	-	-	-	-2,240,000
situation as at 31 December 2003	100,960,705	22,020,000	37,500,000	5,192,407
number of repurchased shares as at 31 December 2003	5,192,407	-	-	
number of shares outstanding as at 31 December 2003	95,768,298	22,020,000	37,500,000	

The average number of ordinary shares outstanding in 2003 was 94,714,804.

SHARE PREMIUM

Of the total Share premium of € 548 million, an amount of € 139 million can be regarded as wholly free of tax.

REPURCHASED SHARES

On 31 December 2002 Royal DSM N.V. possessed 4,369,179 repurchased ordinary shares (nominal value € 13 million, 3.5% of the share capital). In 2003, DSM used 96,772 ordinary shares for servicing option rights and 2,240,000 for the acquisition of DSM Nutritional Products. The company repurchased 3,160,000 ordinary shares.

On 31 December 2003 DSM possessed 5,192,407 repurchased ordinary shares (nominal value € 16 million, 4.2% of the share capital). The average acquisition price of the repurchased shares was € 34.47. The total amount involved in the repurchase of ordinary shares, € 179 million (2002: € 147 million), was deducted from the item Other reserves in the balance sheet. The repurchased shares will be used for servicing management and personnel share option rights.

LEGAL RESERVE FOR RETAINED PROFITS

Since the profits retained in Royal DSM N.V.'s consolidated and non-consolidated companies can be distributed and received in the Netherlands without restriction, no Legal reserve for retained profits is required.

SHARE OPTION RIGHTS

The information about share option rights given on page 42 of the Report by the Managing Board of Directors is deemed to be an integral part of the financial statements.

(5) PROVISIONS

This item can be broken down as follows:

	2003	2002
pensions and other personnel costs	0	5
reorganization costs	10	40
environmental costs	23	78
other provisions	22	53
total	55	176

(6) LONG-TERM LIABILITIES

This item relates entirely to debenture loans and private loans. Of the total amount of long-term liabilities outstanding at 31 December 2003, € 456 million had a remaining term of more than five years.

The repayment schedule for long-term liabilities is as follows:

2005	399
2006	143
2007 and 2008	272
2009 through 2013	456
	1,270

The repayments scheduled for 2004 are included under Current liabilities.

In agreements governing loans with a residual amount at year-end 2003 of € 1,418 million, of which € 148 million of a short-term nature (31 December 2002: € 1,330 million, of which € 50 million short term), clauses have been included which restrict the provision of securities.

(7) CURRENT LIABILITIES

	2003	2002
CURRENT LIABILITIES, INTEREST-BEARING		
debenture loans and private loans	148	50
credit institutions	50	499
total	198	549

	2003	2002
CURRENT LIABILITIES, NON-INTEREST-BEARING:		
owing to consolidated companies	1,677	409
other liabilities	88	62
deferred items	3	10
total	1,768	481

RIGHTS AND COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

In connection with the acquisition of DSM Nutritional Products, it was agreed that DSM would receive compensation for costs to be incurred in relation to the demerger of this unit, to a maximum of € 70 million.
Guarantee obligations on behalf of affiliated companies and third parties amounted to € 299 million (31 December 2002: € 148 million). Other commitments not appearing on the balance sheet amounted to zero (same as in 2002). Royal DSM N.V. has declared in writing that it accepts several liability for debts arising from acts-in-law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

EMPLOYEES

In 2003 Royal DSM N.V. employed on average 5 people (2002: 5).

REMUNERATION OF MEMBERS OF THE MANAGING BOARD AND THE SUPERVISORY BOARD OF ROYAL DSM

In the financial year under review, the remuneration (including pension costs and other commitments) of persons who were on the Managing Board of Royal DSM N.V. in 2003 amounted to € 3.5 million (2002: € 3.1 million). In 2003 the average number of Managing Board members employed by Royal DSM N.V. was 5 (2002: 5). The remuneration of former members of the Managing Board amounted to zero (the same as in 2002).

Members of the Supervisory Board received a fixed remuneration totalling € 0.2 million (2002: € 0.3 million).

The information about the remuneration of Managing Board members and Supervisory Board members and their share option rights given on page 40 of the Report by the Managing Board of Directors is deemed to form part of the Financial statements.

Heerlen, 6 February 2004	Heerlen, 10 February 2004
Managing Board,	**Supervisory Board,**
Peter Elverding	Cor Herkströter
Jan Zuidam	Henk Bodt
Jan Dopper	Ad Geers
Henk van Dalen	Okko Müller
Feike Sijbesma	Enrique Sosa
	Cees van Woudenberg

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION
We have audited the 2003 Financial statements of Royal DSM Heerlen. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial statements based on our audit.

SCOPE
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the Financial statements give a true and fair view of the financial position of the company as at 31 December 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Heerlen, 10 February 2004

Ernst & Young Accountants

PROFIT APPROPRIATION

According to Article 32 of the Royal DSM Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board of Directors determines the portion of the net profit to be appropriated to the reserves. From the subsequent balance of the net profit, dividend is first distributed on the cumulative preference shares B. At the end of 2003 no cumulative preference shares B were in issue. Subsequently, a 6.78% dividend is distributed on the cumulative preference shares A, if possible, based on a share price of € 10.59 per cumulative preference share A. The dividend on the cumulative preference shares C based on a value of € 3.03 has been fixed at € 0.18 per cumulative preference share C per year and is based on a dividend percentage of 5.82%. The profits remaining after distribution of these dividends will be distributed as dividend on the ordinary shares. The proposed dividend on ordinary shares for the year 2003 amounts to € 1.75 per share. This dividend corresponds to about 27% of the profit on ordinary activities after taxation (€ 219 million) plus depreciation and amortization (€ 429 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million). An interim dividend of € 0.58 per ordinary share having been paid in August 2003, the final dividend will amount to € 1.17 per ordinary share. This amount cannot entirely be paid out of the net profit because of the negative extraordinary result (-€ 94 million). Therefore, it has been decided that the remainder, € 49 million, will be paid out of the reserves.

Taking into account the payment out of the reserves the net profit will thus be appropriated as follows:

x € million	2003	2002
dividend on cumulative preference shares A and C	22	22
interim dividend on ordinary shares	54	59
final dividend payable on ordinary shares	112	118
to be withdrawn from / to be added to the reserves	-49	989
net profit	139	1,188

SPECIAL STATUTORY RIGHTS

DSM PREFERENCE SHARES FOUNDATION

The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 187,500,000 preference shares B can be issued. Shares thus issued can be placed with the Foundation in order to provide protection against a hostile takeover bid.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one.

The Foundation acquired no preference shares B in 2003.

On 31 December 2003 the Committee was composed as follows:
Floris Maljers, chairman
Maarten van Veen, vice-chairman
Bas Kortmann

The Foundation Committee

DECLARATION OF INDEPENDENCE

The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam N.V.

The Managing Board of Royal DSM N.V.
The Foundation Committee

DSM VISION 2005 BV AND DSM VISION 2005 PRIORITY FOUNDATION

In 2002, DSM Vision 2005 BV and the DSM Vision 2005 Priority Foundation were established. DSM has entrusted the revenues from the sale of DSM's petrochemical activities, as well as the financial resources that became available in 2001 following the sale of DSM's interest in Energie Beheer Nederland BV, to its subsidiary DSM Vision 2005 BV. This company was set up to manage these revenues and their use for the implementation of the Vision 2005 strategy.

DSM Vision 2005 BV has issued a single priority share to the DSM Vision 2005 Priority Foundation. A number of decisions by the company, including decisions on the use of the financial resources that it manages, require the approval of the Priority Foundation. The only criterion to be used by the Priority Foundation in assessing the proposed decisions is whether they are compatible with the *Vision 2005: Focus and Value* strategy.

In 2003 the Priority Foundation assessed whether DSM Vision 2005 BV's decision to use € 1.75 billion for the acquisition of Roche Vitamins & Fine Chemicals, including the takeover of interest-bearing debt, was compatible with the Vision 2005 strategy. The outcome of this assessment being positive, the Priority Foundation approved the aforementioned decision and the funds in question were used for the purpose of making this acquisition. The remaining financial resources held by DSM Vision 2005 BV will be held in reserve for use in the framework of the further realization of the Vision 2005 strategy.

With effect from 31 December 2003, the Board of the DSM Vision 2005 Priority Foundation consists of the following people, all of whom are currently members of the Managing Board or the Supervisory Board of Royal DSM:

Cor Herkströter, chairman
Peter Elverding, deputy chairman
Henk van Dalen
Jan Zuidam
Henk Bodt
Okko Müller

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on Wednesday, 31 March 2004 at 14.00 hours.

IMPORTANT DATES

Ex-dividend:	Friday, 2 April 2004
Publication of first-quarter results:	Wednesday, 28 April 2004
Publication of second-quarter results:	Tuesday, 27 July 2004
Publication of third-quarter results:	Wednesday, 27 October 2004
Annual figures 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday, 6 April 2005

QUARTERLY FINANCIAL DATA

x € million	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
2003*					
net sales	1,453	1,362	1,325	1,910	6,050
operating profit plus depreciation and amortization	187	179	124	233	723
operating profit	91	85	26	92	294
balance of financial income and expense	-1	-4	-4	-22	-31
profit on ordinary activities before taxation	90	81	22	70	263
tax on profit on ordinary activities	-20	-16	-3	-10	-49
profit of non-consolidated companies	2	2	1	0	5
profit on ordinary activities after taxation	72	67	20	60	219
extraordinary profit after taxation	-	-	-102	8	-94
group profit after taxation	72	67	-82	68	125
minority interests' share in profit	1	1	4	8	14
net profit	73	68	-78	76	139
per ordinary share in €					
profit on ordinary activities after taxation	0.69	0.66	0.15	0.57	2.08
net profit	0.70	0.67	-0.90	0.73	1.24

* To enable a meaningful comparison, the figures are presented with extraordinary items included.

x € million	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
2002					
net sales, ongoing activities	1,360	1,428	1,394	1,454	5,636
net sales, discontinued activities	471	558	-	-	1,029
operating profit plus depreciation and amortization, ongoing activities	180	194	200	193	767
operating profit plus depreciation and amortization, discontinued activities	42	83	-	-	125
operating profit, ongoing activities	81	102	104	96	383
operating profit, discontinued activities	12	55	-	-	67
total operating profit	93	157	104	96	450
balance of financial income and expense	-8	-11	1	4	-14
profit on ordinary activities before taxation	85	146	105	100	436
tax on profit on ordinary activities	-15	-27	-19	-23	-84
profit of non-consolidated companies	-2	1	1	-3	-3
profit on ordinary activities after taxation	68	120	87	74	349
extraordinary result after taxation	-	840	-	-	840
group profit after taxation	68	960	87	74	1,189
minority interests' share in profit	0	-1	1	-1	-1
net profit	68	959	88	73	1,188
per ordinary share in €					
profit on ordinary activities after taxation	0.65	1.18	0.85	0.70	3.38
net profit	0.65	9.88	0.86	0.69	12.08

DSM FIGURES: TEN-YEAR SUMMARY*

BALANCE SHEET

x € million	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
intangible fixed assets	405	462	594	75	82	69	94	43	25	19
tangible fixed assets	4,188	2,885	3,607	3,130	2,971	2,861	2,355	2,408	2,043	2,121
financial fixed assets	371	292	241	1,326	425	450	295	261	286	305
fixed assets	4,964	3,639	4,442	4,531	3,478	3,380	2,744	2,712	2,354	2,445
inventories	1,474	944	1,171	1,224	1,080	979	819	754	612	580
receivables	1,746	1,439	1,814	1,888	1,590	1,338	1,144	1,087	886	992
marketable securities	4	2,014	-	-	-	-	96	-	-	-
cash	1,212	960	1,148	204	159	163	362	189	708	298
current assets	4,436	5,357	4,133	3,316	2,829	2,480	2,421	2,030	2,206	1,870
total assets	9,400	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,.560	4,315
shareholders' equity	4,918	5,142	4,239	3,040	2,507	2,210	2,472	2,241	2,343	1,987
minority interests' share	43	44	59	30	28	28	76	79	24	20
group equity	4,961	5,186	4,298	3,070	2,535	2,238	2,548	2,320	2,367	2,007
equalization account investment grants**	-	-	30	27	25	29	28	38	48	64
provisions	901	682	809	857	760	721	734	716	691	637
long-term liabilities	1,505	1,337	1,533	1,482	1,071	838	581	655	518	723
current liabilities:										
– interest-bearing	382	599	482	870	461	781	125	101	191	90
– non-interest-bearing	1,651	1,192	1,423	1,541	1,455	1,253	1,149	912	745	794
total group equity and liabilities	9,400	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,560	4,315
capital employed	6,162	4,538	5,763	4,776	4,268	3,995	3,263	3,380	2,821	2,918
capital expenditure:										
– intangible and tangible fixed assets	433	503	652	615	647	585	458	484	345	168
– participating interests and other securities	1,561	33	-	889	2	1,351	121	259	13	36
divestments:										
– intangible and tangible fixed assets	9	38	17	6	19	12	52	8	21	64
– participating interests and other securities	8	1,999	1,448	28	185	101	39	43	69	13
amortization and depreciation	429	442	521	503	458	470	403	341	319	363
net debt	671	-1,038	867	2,148	1,373	1,457	344	567	1	515
ratios:										
– net sales / average capital employed	1.21	1.29	1.41	1.77	1.53	1.59	1.69	1.50	1.55	1.33
– current assets / current liabilities	2.18	2.99	2.17	1.38	1.48	1.22	1.90	2.00	2.36	2.12
– group equity / total assets	0.53	0.58	0.50	0.39	0.40	0.38	0.49	0.49	0.52	0.47
– net debt / group equity plus net debt	0.12	-0.25	0.17	0.41	0.35	0.39	0.12	0.20	0.00	0.20

* The figures for the years since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for. The figures for 2002 are influenced by the sale of DSM Petrochemicals.

** The Equalization account for investment grants in 2002 and 2003 has been included under Deferred liabilities.

STATEMENT OF INCOME

x € million	2003*	2002	2001	2000	1999	1998	1997	1996	1995	1994
net sales	6,050	6,665	7,970	8,090	6,333	6,361	5,629	4,657	4,457	4,074
change compared with previous year (%)	-9	-16	-1	28	-0	13	21	4	9	12
operating profit plus depreciation and amortization (EBITDA)	723	892	1,042	1,254	1,012	1,056	948	794	1,010	643
operating profit plus amortization of goodwill (EBITA)	319	477	550							
operating profit (EBIT)	294	450	521	751	554	586	545	453	691	280
balance of financial income and expense	-31	-14	-97	-57	-69	-71	-33	-27	-27	-66
tax on profit on ordinary activities	-49	-84	-69	-171	-118	-108	-149	-119	-213	-10
profit of non-consolidated companies	5	-3	14	48	15	19	34	24	36	35
profit on ordinary activities after taxation	219	349	369	571	382	426	397	331	487	239
extraordinary profit after taxation	-94	840	1,045	10	-13	-9	-2	-2	-1	3
group profit	125	1,189	1,414	581	369	417	395	329	486	242
minority interests' share in profit	14	-1	1	-1	2	-2	-	-2	-	-1
net profit	139	1,188	1,415	580	371	415	395	327	486	241
dividend on cumulative preference shares	-22	-22	-22	-22	-19	-16	-16	-13		
net profit available to holders of ordinary shares	117	1,166	1,393	558	352	399	379	314		
workforce at 31 December (x 1,000)	26	18	22	22	22	23	18	18	17	19
wages and salaries (x € million)	1,215	1,217	1,251	1,191	1,145	1,122	883	824	761	779
percentage ratios:										
– EBIT / net sales	4.9	6.8	6.5	9.3	8.7	9.2	9.7	9.7	15.5	6.9
– EBIT / average capital employed (ROI)	5.9	8.7	9.2	16.4	13.4	14.7	16.4	14.6	24.1	9.1
– net profit / average shareholders' equity available to holders of ordinary shares	2.5	26.8	42.3	22.5	17.4	19.3	17.9	14.4	22.4	12.6
EBITDA / balance of financial income and expense	23.3	63.7	10.7	22.0	14.7	14.9	28.7	29.2	38.4	9.7
dividend (x € million)	188	199	199	199	172	165	148	131	111	98

* To enable a meaningful comparison, the figures are presented with extraordinary items included.

INFORMATION ABOUT ORDINARY DSM SHARES*

per ordinary share in €[1]	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
profit on ordinary activities										
after taxation	2.08	3.38	3.61	5.71	3.74	4.11	4.37	3.49	4.49	2.21
net profit	1.24	12.08	14.50	5.80	3.63	4.00	4.34	3.44	4.48	2.23
cash flow	5.76	16.67	19.92	11.03	8.35	8.70	8.97	7.18	7.42	5.59
shareholders' equity[2]	47.73	49.64	40.49	28.06	22.23	19.54	26.05	23.05	21.58	18.31
dividend:	1.75	1.75	1.75	1.75	1.52	1.51	1.51	1.36	1.21	0.91
– interim dividend	0.58	0.58	0.58	0.51	0.51	0.51	0.45	0.40	0.30	0.08
– *final dividend*	1.17	1.17	1.17	1.24	1.01	1.00	1.06	0.96	0.91	0.83
pay-out as % of net profit on ordinary activities after taxation[3]	84%	54%	51%	32%	42%	36%	35%	37%	23%	41%
pay-out as % of net profit	142%	15%	13%	32%	43%	37%	35%	38%	23%	41%
dividend yield[4]	4.5%	3.9%	4.5%	5.1%	4.6%	5.2%	5.3%	5.7%	6.1%	4.5%
SHARE PRICES ON EURONEXT AMSTERDAM										
highest price	45.00	51.25	45.15	40.10	42.08	33.79	36.00	27.44	22.37	23.67
lowest price	31.29	37.90	28.80	30.00	23.87	20.87	24.28	19.66	17.62	15.97
at 31 December	39.03	43.38	41.01	37.31	39.80	27.00	28.01	25.77	19.97	20.86
x 1,000										
NUMBER OF ORDINARY SHARES										
at 31 December	95,768	96,589	96,146	95,990	97,186	96,546	85,938	87,158	108,587	108,538
average	94,715	96,468	96,090	96,160	97,010	99,763	87,209	91,269	108,560	108,285
DAILY TRADING VOLUMES ON EURONEXT AMSTERDAM[5]										
average	563	517	1,086	857	1,048	810	1,017	1,032	795	753
lowest	65	70	47	161	61	96	33	135	102	111
highest	3,270	1,932	5,538	6,668	8,073	3,162	5,040	11,778	3,588	3,501

* *The table is based on the annual figures published in the years concerned.*

1 In the figures per ordinary share the amounts available to holders of cumulative preference shares have been deducted from the profit and the shareholders' equity.

2 The figures for 2000 and subsequent years were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for.

3 The total pay-out, including the dividend on cumulative preference shares, amounted to 86% in 2003, 57% in 2002, 54% in 2001, 35% in 2000, 45% in 1999, 39% in 1998, 37% in 1997 and 40% in 1996.

4 The calculation of the dividend yield is based on the average price of an ordinary DSM share in the year under review.

5 Up to and including 2001 double count, from 2002 onwards single count.

EXPLANATION OF SOME FINANCIAL CONCEPTS AND RATIOS

GENERAL

In calculating financial profitability ratios use is made of the average of the opening and closing values of balance-sheet items in the year under review.

The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.

In calculating the figures per ordinary share and the "net profit as a percentage of average shareholders' equity available to holders of ordinary shares", the amounts available to the holders of cumulative preference shares are deducted from the profits and from shareholders' equity.

DEFINITIONS

CAPITAL EMPLOYED
The total of the book value of intangible and tangible fixed assets, inventories and receivables, less interest-free current liabilities.

CAPITAL EXPENDITURE
This includes all investments in intangible and tangible fixed assets as well as the acquisition of participating interests and other securities.

DIVESTMENTS
This includes the divestment of intangible and tangible fixed assets as well as the sale of participating interests and other securities.

EARNINGS PER ORDINARY SHARE
- Net profit minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.
- Profit on ordinary activities after taxation minus dividend on cumulative preference shares, divided by the average number of ordinary shares outstanding.

NET DEBT
The total of long-term liabilities and interest-bearing current liabilities less securities and cash.

ROI (RETURN ON INVESTMENT)
The operating profit as a percentage of the average capital employed.

TOTAL SHAREHOLDER RETURN (TSR)
Total Shareholder Return is capital gain plus dividends.

INDEX

DSM Organization chart / March 2004

MANAGING BOARD OF DIRECTORS

Peter Elverding (Chairman)
Jan Zuidam (Deputy Chairman)
Jan Dopper
Henk van Dalen
Feike Sijbesma

Corporate Secretariat
Paul Fuchs

DEPARTMENTS

Finance & Economics	Human Resources	Planning & Development	Research	Legal Affairs	Communications	Safety, Health, Environment & Manufacturing	ICT	Corporate Operational Audit
Arnold Gratama van Andel	Ben van Dijk	Hein Schreuder	Emmo Meijer	Pieter de Haan	John McLaren	John Prooi	Jo van den Hanenberg	Roelof Mulder

Unlimited. DSM

LIFE SCIENCE PRODUCTS

DSM Fine Chemicals
Jo Scholz



DSM Pharmaceutical Products
Bernard van Schaik



DSM Anti-Infectives
Nico Gerardu



DSM Food Specialties
Rob van Leen



DSM Bakery Ingredients
Bert Jongejan



DSM NUTRITIONAL PRODUCTS

Bob Hartmayer

Human Nutrition and Health



Animal Nutrition and Health



Personal Care



PERFORMANCE MATERIALS

DSM Elastomers
Ben van Kooten



DSM Engineering Plastics
Jos Goessens



DSM Coating Resins
Don Verstegen



DSM Composite Resins
Jan-Paul de Vries



INDUSTRIAL CHEMICALS

DSM Fibre Intermediates
Bill Price



DSM Melamine
Hans Dijkman



DSM Agro
Renso Zwiers



DSM Energy
Frank Choufoer



OTHER ACTIVITIES

DSM Venturing & Business Development
Hans van Suijdam (interim)

Energie Beheer Nederland
Rob Atsma

DSM Industrial Services
Just Fransen van de Putte

ANNUAL REPORT

Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 6-51921128) or e-mail order@servicebureau.nl.

INTERNET

The information contained in this annual report is also available via DSM's website: **WWW.DSM.COM**. You can view the annual report online and print parts of it.

INFORMATION

Other publications and sources of information:

- Internet: **WWW.DSM.COM**
- Triple P report 2003
- Business Value (bulletin for private investors)

CONTACT

Institutional and private investors and financial analysts should contact:

DSM Investor Relations, P.O. Box 6500, 6401 JH Heerlen, the Netherlands
tel. +31 45-5782864, fax +31 45-5782595
e-mail **investor.relations@dsm.com**

Those who are interested in DSM in general should contact:

DSM Corporate Communications, P.O. Box 6500, 6401 JH Heerlen, the Netherlands
tel. +31 45-5782421, fax +31 45-5740680
e-mail **media.relations@dsm.com**

COLOPHONE

Production: DSM Corporate Communications



DSM AND SPORT

DSM supports the Dutch Olympic team, not just financially, but also by placing its knowledge of materials, nutrition and technology at the disposal of the Dutch Olympic Committee as a 'Partner in Sport'. We are also supporting individual athletes in their preparations for the Athens Olympics in 2004. The 'Unlimited Olympic Team' consists of three leading Dutch athletes, viz. the rower Dirk Lippits, the pole-vaulter Rens Blom and Sharon Walraven, who is a Paralympic tennis player.

Sport sponsorship meshes in well with our *Unlimited*.DSM slogan, which underscores our ability to constantly push back our limits. By sponsoring athletes, we can show the general public how our technologies and products are used in sports materials and healthy foods, including sports nutrition products. Among the products made by the Performance Materials cluster, for example, are high-quality protective clothing for fencers, performance materials for Formula 1 cars, polyester for sailing-boat hulls, strings for the bows used in competitive archery and a wide variety of other sports goods. The Life Science Products cluster supplies ingredients for healthy foods, including PeptoPro Sports, a new 'recovery drink' that shortens the time athletes need to regain their energy after competing.

This annual report contains an overview of a wide range of ingredients and materials produced by DSM for sportsmen and sportswomen. When you think about it, pushing back the frontiers of science and technology and setting new records in sport are simply two sides of the same coin!

For more information on DSM and sport, visit our website, WWW.DSM.COM.

DSM

TRIPLE P REPORT 2003 ROYAL DSM N.V.

PEOPLE PLANET PROFIT



Unlimited. DSM

KEY FIGURES 2003

	2003	2002
People		
Number of employees (year-end)	26,111	18,375
Number of employees by country/region		
Netherlands	8,037	8,302
Rest of Europ	8,855	4,289
North America (USA and Canada)	3,751	3,130
South and Central America	1,336	885
Asia	3,596	1,346
Rest of the World	536	423
Female/male ratio, %	22/78	20/80
Total wage costs (€ million)	1,215	1,217
Occupational Health cases	27	52
Number of lost-workday cases	43	48
Frequency Index (lost workday cases per 100 employees)	0.23	0.24
Frequency Index (recordable cases per 100 DSM employees and contractors)	1.13	1.28
Planet		
Energy consumption in PetaJoules	66	66*
Non-reusable waste (x 1,000 tonnes)	36	44*
Greenhouse gas emissions in million tonnes of CO_2 equivalent	9.3	9.4
Airborne emissions of volatile substances (x 1,000 tonnes)	9	10*
Emissions to water (chemical oxygen demand x 1,000 tonnes)	36	40
Environmental incidents	746	639
Environmental complaints	184	432
Profit		
(ongoing activities, € million)		
Net sales	6,050	5,636
Operating profit plus depreciation and amortization before exceptional items (EBITDA)	723	767
Capital expenditure incl. acquisitions	1,994	496
R&D expenditure	268	271
Net profit	139	1,188
Cash flow	568	1,630
Return on investment (ROI, %)	5.9	8.7
Net earnings per ordinary share (€)	1.24	12.08
Dividend per ordinary share (€)	1.75	1.75

* These numbers slightly differ from reporting of previous years due to new insights, new calculation methods or reviewed data.

SUMMARY

We firmly believe in the need for sustainable development: 'meeting the needs of the present without compromising the ability of the future generations to meet their needs.' In our view, this definition is entirely consistent with the objectives of business. On company level, sustainability implies the simultaneous pursuit of profitable economic growth, further development of our people, good corporate citizenship and sustainable use of natural resources. Being a 'stakeholder company' we highly value building trust by delivering a good performance and engaging with a broad variety of relevant parties.

In this report, which is based on the GRI Guidelines 2002, we inform our stakeholders on our Triple P ambitions and the progress that we have made in 2003. On many indicators we have met the targets that we have set ourselves. Others turned out to be more difficult to achieve. Most disappointing was that we did not realize our overall safety targets. The Melamine accident that hit us overshadowed the year 2003.

Innovation is of crucial importance to DSM and goes 'hand in hand' with our Triple P ambitions. Throughout our history our innovative competences have enabled us to transform our company in line with societal demands. And have strengthened our competitive position in the markets in which we operate. Therefore we have chosen to highlight innovation as the underlying theme of this report and to clarify its relevance for all three P's.

With the transformation of our company into a multi-specialty company, DSM has become increasingly 'people intensive'. Internationalization of our culture and employee development is a prerequisite for continued success. Most of our Human Resources objectives for this year have been realized or are on schedule. It goes without saying that we take our responsibility towards society at large. This report is only one of the means we use to inform you on our opinions, actions and performance.

Our environmental strategy reflects targets to be realized in or before 2006. In 2003 six of the fourteen environmental targets for 2006 have already been realized. Major steps still have to be taken for emissions of VOCs and Priority Substances to air, Phosphorus to water and water consumption. Based on benchmarks, we will review our targets in 2005. Our product stewardship initiatives will enable us to identify areas for fundamental improvement.

Contrary to last year, the profit section of this Triple P report is explicitly based on the GRI guidelines. Hence, we elaborate on the value that DSM generates for its various stakeholders; i.e. customers, investors, suppliers and the public sector and society. This emphasizes our view that the profit dimension encompasses more than just DSM's bottom line. Over the last two years, the chemical sector has experienced economically difficult times, which has affected our profitability. If the positive growth prospects for the world economy materialize and the average US dollar exchange rate in 2004 turns out to be at the same level as in 2003, the impact for DSM will be clearly positive, particularly in the second half of 2004. However, it is still too early to anticipate this by making a statement about the development of the results for 2004 as a whole. In the long term, we believe that sustainable entrepreneurship can enhance DSM's value creation. Firstly, innovative specialty products that have a better sustainability performance than alternatives will do better in the marketplace. Secondly, sustainability innovation can help us in reducing our costs and creating new sustainable products.

Sustainable entrepreneurship is a process of continuous improvement. In this report we elaborate on our successes, but also on the difficulties we face in realizing our Triple P ambitions. An overview of incidents is included in the last section of this report, 'where it still went wrong'. We trust that this report and the additional information on our 'sustainability world' website (www.sustainability.dsm.com), will give a complete, clear and transparent picture of our Triple P performance.

COLOPHON

The Triple P Report 2003 is published by:
Royal DSM N.V.
P.O. Box 6500
6401 JH Heerlen
The Netherlands
© 2003

Project Management:
DSM: Angelique Heckman and Nelleke Barning

Editorial Committee:
DSM: Jan Berends, Poppe Geertsma, Henk Slegers and Emile Strating

Consultancy and text writing:
Triple Value Strategy Consulting, The Hague (the Netherlands)

Translation:
DSM: Language Services Department



For further information, or if you would like to comment on this report, please contact:
DSM Corporate Communications
P.O. Box 6500
6401 JH Heerlen
The Netherlands
Tel. +31 45 57 82421
Fax +31 45 57 40680

E-mail: MEDIA.RELATIONS@DSM.COM
Internet: WWW.SUSTAINABILITY.DSM.COM

DSM officially committed itself to the Responsible Care Programme in 1991. By doing this, the company has undertaken to continuously work on improving its performance in the field of safety, health and the environment.

TRIPLE P REPORT 2003 ROYAL DSM N.V.

PEOPLE, PLANET, PROFIT

CONTENTS

CEO MESSAGE

In life everybody experiences happiness and success, as well as – unfortunately – disappointments and tragedy. The same is true for corporations. The tragic accident at the Melamine plant in which three people were killed made us very aware of this situation. This much regretted accident overshadowed the year 2003 for DSM.

Both DSM and the government have conducted thorough investigations following the accident. A number of measures have been taken in response to the findings. The results of our investigation have been fully disclosed. We have strived to be clear about what has happened and how we think we can prevent such accidents in the future.

This accident and some other incidents that have occurred emphasize the necessity of further improvement and hard work to realize our Triple P ambition. We believe that the three P's are mutually reinforcing and, hence, contribute to long-term success. Despite setbacks we are determined to realize progress and improvement.

Also from an economic point of view 2003 was a difficult year. The global economy was weak, which continued to hamper recovery in our most important end markets. The unfavorable development of the US dollar against the euro also had a negative effect on sales, margins and results. Nevertheless we managed to maintain our solid financial position. Our market positions stayed relatively strong and in a number of growth markets we expanded our activities substantially.

Strategically we made a major step in executing our strategy *Vision 2005: Focus and Value*. On the 30th of September, we formally acquired the Vitamins & Fine Chemicals Division of Roche, which has been renamed DSM Nutritional Products (DNP). DNP is a leading specialist in (nutritional) ingredients for pharmaceuticals, food, feed and cosmetics. It has a significant innovative potential, an attractive customer base and strong global marketing competences. Our due diligence confirmed that DNP also fits our Triple P ambitions.

A number of external stakeholders have recognized our Triple P efforts and results. For the first time, DSM was included in the Dow Jones Sustainability World Index (DJSI). We were even nominated as the market leader in chemicals in the pan-European sustainability benchmark the Dow Jones STOXX Sustainability Index. Furthermore DSM won the 'Henri Sijthoff Prize' for the best annual report for the year 2002 in the Dutch AEX listed funds category. The jury explicitly mentioned the fact that we published our first Triple P report.

Innovation is of crucial importance to DSM. We have a constant drive to improve processes, to make better products, and to find innovative solutions aimed at an increase of energy-efficiency, a reduction of the use of resources, emissions and risks. This is also reflected in our brand *Unlimited*.DSM. Innovation and sustainable development go hand in hand. Given the importance of both to DSM, it was natural to pick 'innovation' as one of the underlying themes for this report.



Peter Elverding, Chairman of the Managing Board of Directors

By including a chapter on innovation and by addressing it in the people, planet and profit chapters we attempt to inform you on how our passion for innovation contributes to creating sustainable value.

Last year's first Triple P report was well received. This inspired us to work hard on our sustainability performance and on this second Triple P report. This report has been prepared based on the Global Reporting Initiative (GRI) guidelines 2002. We fully endorse the GRI objective of further improving the international comparability of reporting results. We hope that you will recognize our efforts to give a transparent picture of our activities. In our opinion, this Triple P report represents a balanced and reasonable presentation of our organization's social, environmental, and economic performance. Together with the publication of this report, we will open a 'sustainability world' on our website www.sustainability.dsm.com. On that website you can find more detailed and up-to-date information on our policies and performance.

For the year 2003 we set ourselves ambitious Triple P targets. We have been making progress on many of them, however not always sufficiently according to our own standards. In this report we present you with the details of our progress per Triple P area. We will be working hard to further improve our Triple P performance in 2004. This fits seamlessly in our priorities for the upcoming year as regards profitability and compliance.

We invite you to inform us of your opinion about our Triple P performance and reporting. That will make this report a source of inspiration in our dialogue and strengthen our relationships.



Peter Elverding, Chairman of the Managing Board of Directors
E-mail: peter.elverding@dsm.com

INNOVATION:
SUSTAINABLE PATHWAYS FOR CHEMISTRY

We firmly belief in the need for sustainable development as defined in 'Our Common Future' (1987), also referred to as the Brundlandt definition: 'Meeting the needs of the present without compromising the ability of the future generations to meet their needs. In our view, it is entirely consistent with the objectives of business'.

On company level, sustainability implies the simultaneous pursuit of profitable economic growth, further development of our people and society and sustainable use of natural resources. By doing so, we aim to create value for our customers, employees and shareholders and other stakeholders that have a legitimate interest in DSM.

Throughout this report, we inform you in detail on the progress we have made in our quest to becoming a truly sustainable company. This means we pay attention to our core values, the way we integrate sustainability in our business strategy process, our governance structure. In addition to that, we will show our specific progress in all three dimensions of sustainability: people, planet and profit.

In this chapter, the focus is on the need for an eco-efficiency revolution and the way DSM is responding to these challenges from an innovation perspective.

INNOVATION IS IN OUR GENES

We firmly believe in the power of innovation. Our innovative competences have enabled us to transform our company in line with societal demands. And to strengthen our competitive position in the markets in which we operate. On the one hand, the accumulation of incremental, short-term improvements of our products and processes gradually change the shape of our business. On the other hand, we actively initiate and manage broader transitions and technological breakthroughs. As a result, DSM is now an international, stock-listed company that is rapidly transforming into a multi-specialties company.

TOWARDS A SUSTAINABLE WORLD

According to the Report regarding Projections on Population Growth 1998 of the United Nations, the world population will grow from six billion to approximately eight billion people between the year 2000 and 2025. At the same time, we are facing an increasing poverty gap and substantial pressure on a wide range of natural resources. Though the 'common good' is often referred to as a political and governmental task, it is widely recognized that the international business community can play a significant role in the long-term transition to sustainable development. On the planet dimension, these challenges call for a substantial increase of the eco-efficiency of products and processes. In this context, we fully support the definition of eco-efficiency as put forward by the World Business Council for Sustainable Development: 'The delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while progressively reducing ecological impact and resource intensity throughout the life-cycle to a level at least in line with the earth's estimated carrying capacity'.



Alle Bruggink, DSM Corporate Technology

SUSTAINABILITY - PARTNERSHIP

- EuropaBio (the European Association for Bio industries) chaired by Feike Sijbesma, member of the Managing Board of DSM. In this network, the sustainability potential of white biotechnology is actively assessed in cooperation with other companies such as DuPont, BASF and Cargill Dow.
- Advanced Catalysis and Technology for Sustainability (ACTS) chaired by Alle Bruggink of DSM Corporate Technology. ACTS is part of NWO (the Dutch National Organization for Scientific Research) and is managing a research portfolio of about € 30 million per year in national research programs for catalysis in (bio)chemistry and energy. ACTS is a network organization in which industry and academics closely cooperate.

In 2003, we joined the World Business Council for Sustainable Development. (WBCSD). This is a coalition of 170 international companies united by a shared commitment to sustainable development via the three pillars of economic growth, ecological balance and social progress. The mission of the WBCSD is to provide business leadership as a catalyst for change toward sustainable development, and to promote the role of eco-efficiency, innovation and corporate social responsibility.

DSM's vision is to contribute to a sustainable world through the use of innovative power within our company and through our extensive networks and partnerships.

INNOVATION AT WORK – BUSINESS GROUPS

The prime responsibility to innovate lies within our business groups. The total amount of money spent on R&D amounts to € 268 million. The concept of sustainability is a source of inspiration that shapes the direction for innovation. At this point we would like to present two business groups cases that illustrate how we anticipate on the sustainability related challenges that we are facing from an innovation perspective. They also show, that the specialty chemical industry is an important enabler for innovations in several areas.

ENZYMATIC AMOXICILLIN

Amoxicillin is the world's favorite antibiotic. DSM is the biggest producer of this antibiotic, which is used as a raw material in the production of familiar consumer formulas, such as capsules, tablets and suspensions.

The conventional production method for amoxicillin (also known as the 'chemical' production route) involves the use of organic solvents such as dichloromethane and isopropanol. DSM has developed an enzyme-based production process, however, using water as a solvent. The new process leads to substantial reductions both in the volume of solvent emissions into the atmosphere and in the consumption of raw materials.

Although the enzymatic synthesis of amoxicillin is a production method that has been around for many decades now, it has traditionally been associated with unwanted side reactions, resulting in a high consumption of raw materials. DSM has succeeded in designing a process with only limited side reactions, thus making it economically viable.

For the past two years, DSM's site in Almería, Spain, has used this new enzymatic process to produce amoxicillin. A new plant was built specially for this purpose that meets all the latest demands applying to pharmaceutical bulk production. DSM is currently the only company in the world to produce amoxicillin enzymatically on an industrial scale.

Apart from the environmental benefits referred to above, the enzymatic route also has the advantage of resulting in a product that is purer than the end product of conventional processes. That's why the tradename Purimox™, was chosen for the new product.

INNOVATION CONFERENCE

The Netherlands Society of Technological Sciences and Engineering (NFTW) organized the first Innovation Conference in the Netherlands at 24 September 2003. At this conference universities, industry and the government presented, at the highest level and for the first time ever, concrete agreements aimed at promoting innovative entrepreneurship in the Netherlands to contribute to a sustainable knowledge economy.

At the conference the following agreements, amongst others, were announced:

- Philips and DSM will both be opening up their R&D campuses to other R&D-intensive companies and 'technostarters' who want to establish a base there. The entrepreneurs will be able – under certain conditions – to use both the infrastructure and the available know-how and expertise. IBM is to open up its facilities at the Technology Forum in Amsterdam.
- Secretary of State, Mrs. C. Van Gennip (Economic Affairs) intends to support technostarters using the extra innovation resources from the governmental agreement. DSM, IBM, Unilever, Philips and Friesland Coberco (and possibly also other companies in the future) will sign up to this initiative.

Jan Zuidam, chairman of NFTW and deputy chairman of DSM, stated during the conference: 'This is the first time that the government, industry and universities have jointly presented a total package aimed at supporting new innovative companies. These activities are in line with the objectives of the Innovation Platform chaired by the prime minister. This will truly enable us to promote the Netherlands as a Knowledge Country, which is great because we have no time to lose. New innovative start-ups contribute to a sustainable knowledge economy and can create employment. DSM and the other contributing corporations want to take their responsibility for a sustainable future for the Netherlands.'



Jan Zuidam, chairman of NFTW and deputy chairman of DSM

The Innovation Conference was the first in a series of such conferences. The Netherlands Society of Technological Sciences and Engineering will in future organize an annual Innovation Conference. At the next Innovation Conference, to be held in autumn 2004, the results of this first conference will be published. More information on the Innovation Conference can be found on www.nftw.nl.

At the Research Campus of DSM Geleen, the 'Technopartner Starters Facility' has been started as a result of the Innovation Conference. Up until now, approximately 10 technostarters approached the central helpdesk. Three of those are now working with DSM Research. Potential technostarters can reach the helpdesk by phone: + 31 (0) 46 4763636

Another initiative we took as part of the Innovation Conference is the institution of the Limburg Venture Fund, together with Industry Bank LIOF. More information about this initiative can be found on our website.

INNOVATION AT WORK - CORPORATE TECHNOLOGY

The development of some technologies goes beyond the scope of individual business groups. To support long-term technological development, approximately 10% of our R&D budget is allocated for research at corporate level. The Corporate Technology Strategy, progress and results in the context of this program are reported directly to the Managing Board.

In 2003, we have developed our Corporate Technology Strategy in which we have addressed our core technological competencies. For each of our three strategic clusters, Life Science Products, Performance Materials and Industrial Chemicals, we have developed specific competence development plans. Such plans require a high level of technology management. To this end, we have defined seven key perspectives that determine the development of our technological competencies. Sustainability is regarded as one of the strategic drivers. We feel that sustainable development and good technology management are inextricably interlinked. And vice versa, many of our current competencies enable us to make a substantial contribution to sustainability.

On a conceptual level, the relation between our Corporate Technology Strategy and sustainability is clear. This is reinforced by the wider range of initiatives within our business groups (described above) that support this vision. At the same time, a lot of work is to be done to integrate sustainability in a systematic manner into our Research, Technology and Development (RT&D) portfolio. Therefore, we have developed a sustainability assessment to score our RT&D projects on their impact on people, planet and profit. In the course of 2004, we will start to implement this framework.

Sustainability is one of the seven drives for our technological competence plans.



Technological Competence Plans
HR Management, Recruitment and Retention
Supportive
External knowledge infrastructure
Strategic and Supportive
Intellectual Property Management
Strategic and Guideline
Sustainability
Securing effectiveness and efficiency
Performance Metrics
technology Transfer
Technology Opinion

INNOVATION AT WORK - PARTNERSHIPS

Our planet-related corporate objectives represent a substantial step in the right direction to reduce our ecological footprint. We are determined to play an active role in the process to sustainable development. At the same time, we do realize that such a transformation requires intensive cooperation with a wide range of partners such as our customers, suppliers, academia, business networks, governmental bodies etc. We are delighted to be part of a variety of networks that are dedicated to sustainability and innovation. For more detail about our scientific network, please refer to our website www.dsm.com

LOW TEMPERATURE CURING, HIGH VALUE INNOVATION

DSM is world leader in the market of powder coatings and a major EU player in conventional resins for coatings. Since DSM is one of the main producers with the knowledge of both coating types, we are well positioned for delivering innovative solutions.

A recent example of an innovative breakthrough is the development of low temperature cure powder coating resins (LTC). Because these resins cure at 100-120°C instead of at the conventional 160-200°C, they can be applied at heat sensitive materials like wood. Using powder coatings instead of conventional solvent based coatings leads to better results, both in terms of quality as in term of systems costs. Moreover, it is also very environmental friendly because powder is a 100% solid material that is applied without the use of any solvents.

LTC is already being applied on a small scale, in some niche markets. It will take about another 10 years before LTC can be used on the full range of heat sensitive materials. As such, LTC is a bit more expensive than the conventional products. Nevertheless the overall economics for the user will improve, even when an investment in a new coating line is required. Therefore we are convinced that the prospects for this innovative product are favourable.



DSM VALUES

In March 2002 we launched the DSM Values. Our goal was to implement them before the end of 2003. The implementation plan included the communication of the values to all our employees, inclusion of the values in corporate requirements and corporate audit programs, and taking additional steps on specific subjects.

COMMUNICATION

By the end of 2003 most of our employees had been informed about the DSM values. This happened by distributing the brochure as well as specific communication by the various business groups and Staff Departments. The DSM Values have not yet been shared throughout the entire organization. Delays have occurred in a few places due to local circumstances.
In 2004 we will reach our goal of 100% coverage.

At the management level, in 2003 the values were included in what is known as the Letter of Representation. (See page 10 for more details)

INCLUSION IN CORPORATE REQUIREMENTS

The values are part of our regular audit cycles. Currently a project team is working on the development of a new, complete and up-to-date set of easy to use 'corporate requirements' in which the values will be fully integrated. Thus the values will become a more visible part of our organization and business processes.

ADDITIONAL ACTIONS

As stated we take additional actions on priority issues. Our 2003/2004 'Competition Law Compliance workshop' is a good example. The objective of this workshop is to make sure that all DSM employees whose activities are, or may be, subject to competition laws remain aware of the relevant rules and strictly adhere to them. Over 30 sessions with DSM managers and employees around the globe have been organized. Altogether approximately 600 managers have participated.

CULTURAL WORKSHOP

The values confront us with cultural dilemmas. The understanding of what the values mean and how to cope with them may be different depending on where you are from. As part of the program for the integration of DSM Nutritional Products (DNP, formerly Roche Vitamins & Fine Chemicals Division, that we acquired in 2003) we have organized cultural workshops. 120 people participated: 60 ex-Roche and 60 from DSM.
Our corporate values played a role in this workshop and it was concluded that the values and the framework around them offer a helpful tool in uniting our organization.

A CULTURE FOR SUCCESS

Over the last 15 years I worked for Roche in various different countries. It has always been clear to me that you can't be successful in business unless you understand and anticipate the different cultures that you encounter.

After the acquisition by DSM, I participated in the intercultural workshop. The timing and the idea behind it were perfect. Being taken over always generates lots of uncertainty. It was therefore wonderful to have this workshop in which we met many people.
In a very relaxed and open atmosphere we had all kinds of dialogues and opportunities to ask all the questions that we had on our minds. We could touch base with the top managers of DSM, who were also participating, thus underlining the importance of the acquisition for the company.

What really struck me was the very open and direct way in which we all communicated. I think this assertiveness was very important. We don't have time to play around because of the tough competition in our markets. To conquer and maintain the market positions that we go for, we have to act decisively and leverage the market opportunities offered by the acquisition.

In the workshop we discussed the DSM Values. I felt I got to know the DSM Values by the behavior of the DSM executives and the cooperation during the program more than from the text in the brochure. That is what gives Values credibility, not a booklet or a presentation. The Values are important to DSM. I think this helps to create the trust that you need in an organization, certainly in a post-acquisition phase.

Of course the workshop was only one step in an integration process that will continue. Not all the sensitivities of former Roche employees have disappeared. That is being recognized and I believe it will be dealt with in a constructive way.

Mauricio Adade, Head Global Marketing
DSM Nutritional Products, former Roche Vitamins.



Within DSM, sustainability is regarded as a strategic issue. It is our view that our long-term business development should align with the process of sustainable development as defined by Brundlandt. We dealt with this earlier on page 4 in the chapter on sustainability and innovation. This alignment between sustainable development and business strategy means that we integrate the three dimensions of sustainability in our strategic considerations with a long-term focus on the whole business chain and taking into account the opinion of stakeholders.



Jan Besamusca, DSM Coating Resins

SUSTAINABLE ENTREPRENEURSHIP AT DSM COATING RESINS

In our previous report we have mentioned the five-day workshop that was organized by DSM Coating Resins. A comprehensive sustainability program emerged from that workshop, with contributions from a wide range of external stakeholders including customers, suppliers and representatives from Government and Non-Governmental Organizations.

In April 2003 the DSM Coating Resins' Management Team formally approved the full project portfolio. One cluster of projects deals with the detailed review of priority substances, both from a regulatory as well as R&D perspective. Another group of projects focuses on further optimization in purchasing, production and delivery within the current structure of the value chain. Finally, for two business segments so-called value chain networks are being set up. In close cooperation with customers and suppliers that are strategically important and sensitive to sustainability, we aim to substantially improve the eco-efficiency of the coatings value chain in the long run.



The Management Team reviewed the progress in November 2003. It was concluded that the Triple P concept was indeed taken into account for important decisions (e.g. with regard to logistics or packaging) or future developments (e.g. market requirements or new products). Meanwhile the feasibility study (including checks on commercial and technical criteria) of several projects has been finalized. In some cases this resulted in the termination of a project, e.g. green process routes for the production of coating resins. In other cases projects have been started to implement the changes proposed. For example, tanker trucks used for the transportation of resins are normally cleaned with flammable solvents such as acetone. A pilot with an alternative non-flammable cleaning solvent has been successfully executed and an implementation plan to change to this solvent is now being executed. As well as this changeover we are also evaluating whether this solvent can be used as a regenerated raw material for resins.

The workshop and the projects that emerged from it have increased the level of awareness within the business group. In addition, the members of the Management Team gave presentations in high-level management meetings within DSM. Other DSM Coating Resins representatives participated in several external seminars to share the knowledge and experience that has been gained. In our next Triple P report, we will give a more detailed overview of the actual results of the projects that are now being conducted.

BUSINESS STRATEGY DIALOGUE

The Business Strategy Dialogue (BSD) is the starting point for all planning and control processes within our company. With the BSD process, business groups determine their Mission, Key Success Factors and Performance Indicators. The aim of the strategy development process is to define and achieve a sustainable profitable position in the industry. The quality of strategic discussions depends on knowledge of the industry, trends and driving forces, the potential capabilities and performances of the business itself, customer needs, competition, etc. We have always been aware that people and planet related issues have an impact on our competitive environment. As a consequence, sustainability issues of strategic significance are already identified in the context of our BSD.

SUSTAINABILITY TRENDS

As well as DSM's own activities, sustainability issues may concern activities in other parts of the business chain both upstream (towards the raw materials) and downstream (towards the end user of our products). During the last three to five years, we have observed that an increasing number of our customers and companies that operate in end markets such as pharmaceuticals, food, feed, automotive and electronics are being confronted with emerging environmental and social demands. Typical planet related issues are energy- and material efficiency, renewable energy and product safety. Examples of people related issues are safety and labor conditions. In some cases, the options for improvement of the sustainability performance require cooperation throughout the value chain. Obviously, our business groups are also being confronted with emerging stakeholder demands. In business strategy terms, the competitive environment in which they operate is changing. As already mentioned, sustainability issues were taken into account in our BSD processes. However, we felt the need to develop a tool to more formally include the concept of sustainability in our strategy development process. Therefore, we have developed the Sustainability Issue Tracker in 2003.

SUSTAINABILITY ISSUE TRACKER

The Sustainability Issue Tracker provides the business groups that start a BSD with an analytical framework that enables the BSD team to identify and prioritize the key issues, make an estimate of the potential impact on their business and develop pro-active scenarios. As a consequence, a comprehensive, integrated and 'sustainability inclusive' business strategy can be developed. The tool has been tested at two business groups within their BSD processes. The insights gained enable the business groups to not only identify and prioritize sustainability issues. They could also identify sustainability related threats (for example emerging regulation) and opportunities to differentiate themselves from our competitors (for example cooperation with strategic customers in the value chain).

Based on these results, DSM is confident that the Sustainability Issue Tracker will help to identify sustainability issues that are relevant for the Business Group performing a BSD. In short: the first experiences are positive. The Sustainability Issue Tracker will from now on be included in the so-called Strategic Data Checklist, one of the tools in our BSD process.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

DSM values a corporate governance structure that takes good care of the organization and all its stakeholders. We want to be a company that is trusted and respected by our stakeholders. We have the necessary systems, independent controls and supervision in place, but we regard management integrity as the most crucial element of all.

MANAGEMENT STRUCTURE

The main characteristic of DSM's corporate governance structure is the two-tier system, typical of many companies headquartered in the Netherlands. The Managing Board manages and represents the company. The Supervisory Board, a separate body only accountable to the General Meeting of Shareholders, supervises the policy of the Managing Board and the general course of the company's affairs. Additionally, it assists the Managing Board with advice.

This structure serves the interests of our shareholders well. The principal platform for them to discuss issues with the Supervisory Board and the Managing Board is the Annual General Meeting of Shareholders.

CONTROL SYSTEMS

DSM's organizational structure is built around business groups (13, excluding DSM Nutritional Products). DSM cherishes decentralized decision making inside the company, but we do have central controls on, among other things, treasury, investment decisions and enforcements regarding Triple P elements like health, safety and environment. Final management responsibility resides within the Managing Board as a whole. business groups periodically have a meeting to discuss the major issues in the business with the one or two members of the Managing Board who in particular oversee the activity concerned. Business groups undertake their own risk assessment.

Business groups are regularly visited by the Corporate Operational Audit (COA) department for an integrated operational audit (each unit once every 3 year). The audit is focused on risk management, control and governance. Activities therefore include a probe of the quality of the internal risk assessment and risk management as well as an assessment of compliance with all applicable rules, procedures and regulations governing DSM's operations. In 2003, the COA department audited 40 DSM sites. The findings of these audits are discussed with Business Group management and are reported to the Managing Board. The overall findings of the COA department are presented and discussed in the Supervisory Board's Audit Committee once a year.

The COA department observes the ethics and standards of relevant external professional institutions.

LETTER OF REPRESENTATION

At the end of the year, all directors of business groups and corporate staff departments are requested to sign the Letter of Representation. By signing they declare that, to the best of their knowledge, their unit has been in compliance with all official financial and non-financial requirements during the year and that risk management systems are in place and are being used. This year for the first time, the letter explicitly included the DSM values.

TABAKSBLAT CODE

The publication of the Tabaksblat code of practice represents an important milestone in the evolution of corporate governance in the Netherlands. We made good use of the opportunity to comment on the draft version of the code of practice, pointing out that it should not diverge too much from the rules and views prevailing in other relevant countries, such as the USA and the UK, and should not contain overly detailed regulations.

A significant proportion of our suggestions were incorporated in the final version of the code of practice. We are in agreement not only with the spirit of the code of practice, but also with the wording as it now stands. We will be using the time available to us in 2004 to further analyse the code's practical implications for DSM, and to make and implement plans for complying with its provisions.

In fact, many of the recommendations are already common practice at DSM. For example, our Annual Report already contains a description of our principles on corporate governance, we have for some time now sought to exercise a great deal of transparency regarding the publication of information on the remuneration of the members of the Managing Board of Directors, we have already adopted a set of regulations and a profile for the members of the Supervisory Board of Directors, and the Annual Report already includes a report compiled entirely independently by the Supervisory Board on its activities during the past year. We already decided last year, after the shareholders had previously authorized us to do so, to introduce a registration date system for shareholders wishing to attend the general meetings of shareholders. This system will be used for the first time at the Annual General Meeting of Shareholders scheduled for 31 March 2004. Assessing and controlling business risks was already an issue to which we attached high priority, and we continued our work on this area in 2003. More information about management of business risks is to be found in our annual Report

In short, it is fair to say that DSM already complies with many of the practices recommended by the Tabaksblat Committee. At the same time, the implementation of the new code of practice will nonetheless require a considerable amount of work, notably in the form of the production of internal regulations and so forth. As things stand at present, we believe that DSM will be able to adhere to the Tabaksblat best practices and will not therefore need to explain why it has deviated from the provisions of the code, although in some instances, transitional measures will need to be taken. We do not therefore expect there to be any problems in implementing the code of practice in the group. Should certain decisions need to be taken in the course of the year that relate specifically to issues covered by the code, we will of course act in accordance with the code's provisions.

DSM is a 'stakeholder company'. By this we mean that we serve the interests of a coalition of parties in the context of a longer-term horizon. This starts by having discussions. Our business groups and corporate staff departments are engaged in regular communication with all parties directly involved in the business and value chain. With suppliers and customers the commercial conditions, as well as topics such as the possibilities of SHE improvements in production processes, handling and transport of products are discussed. Those contacts are intensified by the product stewardship activities of our business groups.

The corporate communication and stakeholder strategy is guided and determined by the Communication and Advocacy Board (CAB), which includes members of the Managing Board, business group directors and staff directors.

VARIOUS STAKEHOLDERS – VARIOUS VIEWS

It can be a challenge to find the right balance between the interests and positions of our various stakeholders. At times they can have a different aim, a different perspective, or a different perception of the responsibilities of DSM. An Non-Governmental Organization (NGO), for instance, can be a 'single issue organization' and, as such, have an exclusive focus on only one subject from the Triple P-areas instead of seeking solutions that address all of them. The interests of suppliers, clients and labor unions also are not automatically in line with our corporate interests. In this field of tensions we want to find optimum solutions and obtain understanding for the standpoint that we ultimately adopt. Transparency and dialogue are essential in achieving this.

In various sections of this report we provide specific examples of our cooperation and engagement with a wide range of stakeholders including: the academic world and universities, trade unions, financial analysts and investors, governments, international institutions, NGOs, and local communities.

DSM EMPLOYEES CONTRIBUTING TO A BETTER WORLD

For many years now, DSM employees make their contributions in creating a better world within the framework of the Sponsor Third World Foundation (Stichting Sponsor Derde Wereld). They do so by supporting basic healthcare projects through NOVIB (at this moment the project 'Water Purification'), but most of all by actively encouraging their colleagues to behave like global citizens and to share their educational tools.

It is a rare situation that the employees themselves start these initiatives. And it's even more unusual that these employees show such persistence, determined to turn the projects into a success. DSM deserves credit for the fact that management provides employees the opportunity to set up these kinds of initiatives.

Frans de Laaf
NOVIB

n(o)vib
OXFAM NETHERLANDS

WATER PURIFICATION: INNOVATION AND STAKEHOLDER CO-OPERATION



Dream Team

'Sharing our talents, sharing our dreams' was the title of our Dream Action that DSM launched in 2002 and inspired more than 1,100 DSM employees in 30 countries to put forward a total of over 730 ideas. A select number of these were nominated for the Dream Action Awards.

Alex Vrinzen and Paul Vergossen of DSM Research in Geleen are the winners of one of these Dream Action Awards with their project 'Water purification'. One of the world's most significant problems is the contamination of drinking water in underdeveloped countries. Alex and Paul are working together with their colleagues on a low cost system for drinking water purification based on a micro-filtration membrane.

Together with lots of other organizations, including NOVIB, Proshika, Simavi and Libalu, DSM provided money and time to make this dream come true.

There is a great need for a water purification system in small communities. The system, developed by the DSM team, consists of a pre-filter to remove turbidity, a simple pump and membrane to stop pathogenic bacteria. The Academic Hospital in Maastricht (NL) and the Maasland Hospital in Sittard (NL) have tested several membranes on microbiological purification quality. In the last quarter of 2003, the prototype has been made definitive.

This system has been brought to Bangladesh. Together with NOVIB we will educate local people to work with it. After that, extensive field tests will be executed to analyze the water and to determine the final success of the Dream.

A similar program has been started in Kenya, together with Simavi and Libalu.

More information about the Dream Action and the Award winners can be found on our website www.sustainability.dsm.com

APOLOGIES AND FINANCIAL COMPENSATION FOR THE 1975 DISASTER

DSM operates in a changing social context. Furthermore our company has transformed from a mining company into a producer of chemical specialties. This means that we change, learn and grow over time. In this regard stakeholder engagement is no exception. The aftermath of the accident at DSM's naphtha cracker II in Geleen (the Netherlands) over 27 years ago can serve as an example. This disaster in which 14 people were killed and 104 injured will forever remain a black day in DSM's history. DSM feels responsible for the disaster and its consequences. In 1999 DSM officially offered its apologies to the relatives of the people killed in the explosion for this perceived shortcoming and it last year repeated these apologies. We explicitly admitted the fact that DSM has insufficiently recognized over the years that this aftercare should be an ongoing process. In addition to the help and support that DSM has given the relatives of the victims, it has now also provided the relatives with additional and, in the opinion of the Foundation for the Relatives of the Victims of the 1975 Disaster, adequate financial compensation. The Foundation and DSM both believe that in doing so DSM has respected the feelings and the rights of the relatives and feel that this draws a line under the discussions between DSM and the relatives.



'PEOPLE' AND SUSTAINABILITY

WWW.DSM.COM



A consistent, transparent and verifiable policy with regard to People, Planet and Profit is an integral part of DSM. We aim for valuable growth for all the company's stakeholders. With regard to our employees, DSM has been seriously working on realizing the People objectives.
We have been making progress on the implementation of the DSM Values, the introduction of Competence-based Management Development and Competence-based appraisals.





Also towards society at large, DSM has been active. The Dream Action we started in 2002 continued in 2003 with the realization of a big number of dreams.

As part of the so-called Torch Action our employees are involved in doing something extra, however large or small, for their local community.



DREAMS.DSM.COM



PEOPLE PLANET PROFIT

'PROFIT' AND SUSTAINABILITY

OLYMPIC.DSM.COM



Profit decreased in 2003 for DSM, but we kept our solid financial position. This year we changed our profit reporting in this Triple P Report: we are switching from publishing an abstract of the annual report to focusing on the value we create for our stakeholders. For example in our partnership with the Dutch Olympic Committee, NOC*NSF.

Unlimited. DSM NOC*NSF partners in sport





DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company develops, produces, and sells innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housings and electrics and electronics.





UNLIMITED.DSM.COM

Unlimited. DSM

'PLANET' AND SUSTAINABILITY

WWW.SUSTAINABILITY.DSM.COM

Despite higher production volumes in 2003, the airborne emissions stayed the same compared to 2002. Emissions to water decreased substantially. DSM took a firm position regarding REACH: we endorse simple, effective and focussed legislation on chemicals.









In 2003, DSM introduced VevoVitall®, a new eco-friendly feed additive for pigs. After extensive testing of its efficacy and safety by independent international scientific institutes, VevoVitall® has been approved by the European authorities. The addition of VevoVitall® to the diet of pigs reduces ammonia emissions to the air by more than 30%. With this product, DSM is contributing to solve the possible long-term harmful environmental effects caused by ammonia emissions.

WWW.VEVOVITALL.COM

evovitall®



PEOPLE

1 DSM EMPLOYEES BY REGION YEAR END 2003 AND 2002


2003 total (excluding DSM Nutritional Products) 18,712
2003 total DSM Nutritional Products 7,399
2002 total 18,375
10.000
8.000
6.000
4.000
2.000
0
Netherlands
Rest Europe
North-America
Asia
Rest of the World

2 MANAGERS MALE/ FEMALE YEAR END 2003


100
80
60
40
20
0
11% Female
89% Male

3 OTHER EMPLOYEES MALE/ FEMALE YEAR END 2003


100
80
60
40
20
0
22% Female
78% Male

4 PERSONNEL INFLOW 2003 (TOTAL 1,829)


100
80
60
40
20
0
14% The Netherlands
9% Rest Europe
9% North-America
65% Asia
3% Rest of the World

5 PERSONNEL OUTFLOW 2003 (TOTAL 1,492)


100
80
60
40
20
0
15% Retirements
52% Terminations initiated by DSM
30% Resignations
3% Deaths

6 SICKNESS ABSENCE (IN %)


4
3
2
1
0
99
00
01
02
03
The Netherlands
Rest Europe
North-America
Asia
Rest of the World

Comparision with previous years is not entirely possible, due to a change of definition.

7 SAFETY PERFORMANCE


4
3
2
1
0
Recordable Case Rate (FI_{rc})
Own employees
& contractors
LWC-Rate (FI_{lwc})
Own employees
1,13
0,95
0,23
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03

General note: all graphs are excluding DSM Nutritional Products, except graph 1. Graph 7 is also excluding DNCC.

MOVING TOWARDS OUR 2006 TARGETS: PERFORMANCE 2003

All our Human Resources objectives and actions are related to our human resources strategy for the period up to 2006 (as mentioned in our last report). This strategy sets out DSM's policy with respect to the progressive globalization of the company, safeguarding its position as an attractive employer, creating opportunities for the personal development and new management styles and skills.

PROGRESS ON OBJECTIVES INCLUDED IN 2002 TRIPLE P REPORT

- Values implemented before the end of 2003
  Status: Running (page 7)
- Development of a learning organization
  Status: Running (page 17)
- More attractive career prospects for women and more flexibility
  Status: Running (page 17)
- Internationalization of DSM recruitment from 2003 onwards
  Status: Running (page 17)
- Introduction of web-based recruitment in Europe and the USA in 2003
  Status: Completed (page 18)
- Competence-based Management Development
  Status: Completed (page 18)
- Competence-based appraisals from 2003 onwards
  Status: Completed (page 19)
- Working climate analysis conducted by all business groups before the end of 2006
  Status: *Change of policy (page 23)*

New objectives as from 2003

- Successful integration of DSM Nutritional Products with specific attention for cultural aspects
  (to be completed before the end of 2005).
- Sample of working climate analysis *(every 3 years).*
- Implementation of Management Performance Appraisal system
  (to be completed before the end of 2006).

It can be concluded that most of our objectives have been realized or are on schedule. Obviously the development of a learning organization is an ongoing effort. In fact it should not be regarded as a separate project, but as integral to the others. Therefore, we have decided to take this item out of our list of targets.

In this People chapter we will provide you with an overview of the main topics with regard to our social performance. We will elaborate on the progress we have made regarding the objectives that we published in 2002 (see illustration), except for the DSM Values, which we have covered on page 7.

THE DSM POPULATION

DEMOGRAPHY AND DIVERSITY

26,111 people, in about 50 countries work for DSM (compared to 18,375 in 2002). The changes in the DSM demography were mainly due to the acquisition of the former Roche Vitamins & Fine Chemicals division, divestments and restructuring.

As stated in our corporate values, we do not discriminate in any way on the basis of race, ethnic background, age, religion, gender, sexual orientation or disability. As much as possible we want our workforce to be a fair reflection of the population of the societies in which we operate.

DSM endeavors to achieve greater diversity in its workforce and thus make optimal use of the talents offered by our people and the labor market. The key aims of our 'Diversity and Flexibility' project are to double the proportion of women in the top 1,500 jobs at DSM by 2005 compared with 2002 and to achieve a similar increase in the number of jobs with a flexible structure in the top 1500 jobs. These targets have been differentiated per business group. At the end of 2003 we had 8 female executives (6 in 2002) and 3 part-time working executives on a total number of 275 executives worldwide (excluding DSM Nutritional Products). As is clear from graph 2 on page 16, we still face a major challenge in our ambition to attain our 2005 Diversity and Flexibility targets.

TURNOVER AND CONSULTATION

DSM is a responsible employer but still we are bound by economic realities. Under all circumstances we want our companies to be lean and capable of meeting our financial targets in a very competitive landscape. In some cases the harsh economy has impacted on our company in 2003 to the extent that we had to take tough measures. We announced plans to reduce costs across the groups, cutting more than 600 jobs. These decisions are always painful, but nonetheless they were necessary. DSM has taken these decisions in a responsible way, in line with the local situation. In the Netherlands we have our 'social programs', contracts between the company and the unions. In other European countries we have similar processes. The American and Asian contexts are different, which also affects our position. Regardless of the local situation, we always strive for fair solutions that meet our own standards. To the best of our knowledge, we were successful in doing so in the last year. At the end of 2003, early 2004 we experienced social unrest at various sites of DSM Nutritional Products related to the announcement of restructuring plans. We will report on this next year.

In our DSM Values we explicitly recognize our employees' right to organize themselves in order to protect their own interests. DSM highly values dialogue between management and employees, regardless of how the employees are organized. The European Consultation is a concept that is appreciated in this regard. In this model, business group directors are active in local consultative bodies. Each business group Director attends meetings of these local groups at every site within their business group in Europe on an annual basis. The interaction between management and employees thus takes place at a local level, which enhances dialogue and efficiency.

Relations with unions have to be regarded in the local context. However, also in this respect we have examples of how our corporate culture outweighs local customs. For example, in the United States at the business unit SBR (Styrene Butadiene Rubber) (where synthetic rubber for the tire industry is produced): In the negotiations with the unions, much attention was given to discuss the problems of the company from the perspective of management and employees. This took more time but resulted in a better understanding of each other's positions. As a result, negotiations with the unions were more collaborative and less rigid. This resulted in more open and idea-generating negotiations. It was a challenging process, not the least because of the economic situation, but in the end all three unions ratified the agreement.

RESPONSIBLE RESTRUCTURING

At our site we make synthetic elastomers products. Unfortunately it became clear that it was difficult for us to compete in the highly competitive market. Of course we tried to adapt our cost structure. Together with the business group Management Team we made an exhaustive attempt to save the business through intensive changes in the way we operated. But in the end it became inevitable that we had to close our plant in Addis.

However this decision had an unusual element, especially in the American context. We had to keep the site open for a while because DSM production capacity had to remain in place for another few months. Instead of informing our employees on the very last moment about the restructuring, we preferred a long notice time. This would be in their best interests to ensure a positive move from employment with DSM to employment with another good company. The challenge for us that came with it was the need to continue the operation in a safe and high quality way right up to closure. So we needed to keep our people motivated and committed despite the bad news. This exceptional situation asked us to look for an exceptional solution. Finally, we choose to provide our employees with a two-option program: either receiving a lump-sum severance payment or getting assistance in looking for employment by making use of the services of an outplacement office (paid by DSM).

The reaction to the offered program has been very positive. There was understandable uncertainty in people's minds about their future, even great disappointment that after all of their efforts to save the local operation it had to close. However, there was a recognition that this program set the standard for fair treatment of employees and their interest in the contribution they have made to the operation of this facility.

It made me proud that DSM promoted this solution. There is no guarantee of employment through our programs, but the structure is there to support people while they make their maximum effort to find suitable employment.

Hank McKenny,
Site Manger Addis / DSM Elastomers

RECRUITMENT, DEVELOPMENT, AND REMUNERATION OF EMPLOYEES

With the transformation of our company into a producer of specialties, DSM has become increasingly 'people intensive'. This means that our workforce has become an evermore important factor for our success. Moreover, DSM's expansion is mainly outside the Netherlands. These changes require the successful integration of 'old' elements as well as 'new' aspects in our human resources policies and practices.

Internationalization of our culture and employee development is a prerequisite for continued success and for building a consistent and unique 'DSM image' in relevant labor markets. Fortunately we have a tradition of promoting the exchange of employees across the various parts of DSM. This policy will of course be actively applied in new parts of DSM, such as DNCC China and DSM Nutritional Products.

Recruitment of talent, competence management and motivation and remuneration of our people are the key human resources processes.

RECRUITMENT

We recruit employees worldwide for management positions to ensure that the countries in which we have major operations are properly represented in the group of DSM executives.
In 2003 all our recruiters in the Netherlands and the USA were trained in an interview technique that is based on assessing competencies. This improves the assessment of candidates and predicting their future potential.

The introduction of e-recruitment in 2002 in the Netherlands, followed by an international roll-out in the rest of Europe and the United States in 2003, has generated clear advantages for DSM. The information flows have improved and enabled us to act more quickly and effectively.

To get the best people for DSM we continue to invest in the design of a global recruitment standard. More information about recruitment can be found on the Career World on www.dsm.com.

COMPETENCE BASED MANAGEMENT DEVELOPMENT

To improve the Management Development process we have started the introduction of Competence based Management Development in 2003. This new program is built on three premises: 1) we base development on clear criteria, 2) we assign explicit responsibilities and 3) we approach management development systematically and openly. In 2003 Competence based Management Development has been introduced in all business groups. As from 2004 all Management Development reports will be aligned with it.

It goes without saying that our development policies are not only aimed at managers and professionals. We invest in the knowledge and skills of all our employees on an on-going basis to ensure long-term employability. Based upon a first estimate we spent on average approximately 13 hours per year per employee for training and education.

This is the first year in which we provide these figures on a consolidated basis. We will improve in the years to come our reporting on training, based on local reporting and common definitions within the company. For the next year we provide more accurate figures but still based on estimation.
Across the globe we have taken many local initiatives to realize our objective. A good example is the program designed in DSM Anti-Infectives, India. Some 150 employees participated in a training based on a Japanese format that aims to reach 'Kaizen', a Japanese word for continuous improvement. Encouraging feedback was received from both the participants and the department heads.

APPRAISAL AND REMUNERATION

As stated in our previous Triple P report we have applied the new (competence-based) appraisal method for senior management more widely in DSM over the last year: the Executive Performance Appraisal (EPA). As part of this new tool all executives are subject to a structured and yearly appraisal to evaluate the individual's performance and development on the job and to agree on future performance improvement and development needs. The EPA format is mandatory and uniform for all DSM executives worldwide. Based on this success we have decided to use a similar instrument for the group of managers immediately below the executive level. This instrument, the Management Performance Appraisal (MPA) will be implemented globally as of 2004.

The remuneration for managers is partly performance based, ranging from 0 to 50% of the salary. In a number of countries, such as the Netherlands and the USA employees and/or teams are also subject to performance-based remuneration.

Apart from competitive salaries we provide our employees with a range of benefits. For example, pension benefits under company sponsored pension plans are offered to almost all of our employees worldwide. DSM has two pension funds that provide benefits for our employees in the Netherlands. These pension funds are financially strong, having been able at all times to cover their liabilities (measured according to the rules of the PVK, the Pensions and Insurance Supervisory Authority of the Netherlands). This strong funding position of the DSM pension funds in the Netherlands serves as a security for DSM retirees and reduces the extent to which DSM has to make one-off additional contributions that will affect its profitability.

DSM PENSION BOARD

In 2003, DSM established the DSM Pension Board. The Pension Board approves the implementation of new pension plans or adaptation of existing ones. The Pension Board has the overall supervision within DSM with respect to governance, accounting and funding of company sponsored pension plans. This is an important step in confirming that appropriate governance measures are in place. Through the Pension Board DSM is able to look at pension and post-employment benefits as part of the entire remuneration package. Because pension regulation and remuneration packages vary widely across the globe, DSM does not set a universal standard for the level and type of pension benefits to cover all its operations, as local benefit packages need to be tailored to meet local needs and practices.

南京

DEVELOPING CHINESE POTENTIAL

To reap the benefits of the Chinese growth market it is important to work with local managers. DSM has taken various initiatives to recruit the best students in order to develop the future managerial potential and to train our local managers.

Our recruitment initiatives at Chinese universities have two objectives. On the one hand we want to find the best candidates for our company. We also want to build the reputation of being a first class employer. Last year we received 180 applications for our graduate business program. 24 graduates were selected to participate in our business course. Eight of them were invited for a traineeship in Europe and will subsequently be offered a job in China. Obviously, we stay in touch with the other 16 graduates, who we got to know very well and who are therefore well positioned for new job opportunities that will arise.

Last year we piloted a cultural awareness program for our Chinese managers and their European counterparts. The goal is to create better understanding and to improve the cooperation. We will continue with this type of workshops. Moreover, we want to accelerate cultural learning and grow Chinese management potential by creating a management pool in 2004. The objective is to have the best people we currently employ in China participate in a management development program in Europe.



SAFETY AND OCCUPATIONAL HEALTH

GENERAL SHE POLICY

In 2003, we have adapted our Safety, Health & Environmental (SHE) Policy to reflect all major SHE aspects of the DSM values. The objectives of this policy are:

- To create an injury-free and incident-free workplace.
- To prevent all work-related disabilities or health problems.
- To control and minimize the risks associated with our products for their total life cycle and to choose production processes and products such that the use of raw materials and energy is minimized.
- To evaluate and improve our working methods, processes and products continuously in order to make these safe and acceptable to employees, customers, the public and the environment.

SAFETY

PERFORMANCE

The year 2003 was overshadowed by the explosion in our Melamine plant in Geleen (the Netherlands), in which three people were killed. We here want to express again our deepest sympathy to the families and the colleagues of the deceased. In the text box in this paragraph we elaborate on the causes of this accident and the measures taken to prevent such an accident from happening again. More information, including all press releases issued, can be found at our website www.sustainability.dsm.com.

In addition to this explosion, we have been hit by two other major accidents, fortunately without casualties or major injuries: a fire at DSM Special Products, Rotterdam (the Netherlands) and a severe explosion at DSM Fine Chemicals in Linz (Austria). In both cases an extensive incident investigation was conducted. Our website can be consulted for more detailed and up-to-date information. In 2003 we have had a total of 42 serious safety and environmental incidents (see page 43 'where it still went wrong').

In 2003, 43 of our employees were involved in accidents that led to their absence from work (lost-workday cases). Expressed in terms of the number of lost-workday cases per 100 employees per year (known as the frequency index, or FI_{lwc}), this was 0.23 and thus is only a small decrease compared to the figure for 2002, which was 0.24. We did not realize our target of 20% improvement per year.

The Frequency Index for total Recordable-Injury cases (FI_{rc}) reflects the number of accidents that led to employees being partially unavailable for work or requiring medical treatment plus the above-mentioned lost-workday cases. This safety indicator improved from 1.65 in 2001 and 1.28 in 2002 to 1.13 in 2003. The index covers DSM's own staff as well as the employees of contractors performing work at DSM sites. For more figures on safety, we refer to our website www.sustainability.dsm.com.

DSM has conducted a benchmark study among its peers focusing on safety performance data which are publicly reported and comparable with those of DSM. This benchmark study, verified by KPMG Sustainability B.V., indicates that - based on the most generally used indicator, the Frequency Index Lost Workday Cases Own Employees - DSM is amongst the best performers in its industry peer group and belongs to the top quartile. DSM also performs better than average in comparison with the chemical industry in the USA, Europe and the Netherlands. The outcome of this benchmark study is in line with our objective to belong to the top 25% in our industry.

We concluded that our overall safety performance did not meet our standards in 2003, and accordingly the related bonuses for (top) management will not be paid.

EXPLOSION IN THE MELAMINE PLANT

On April 1st an explosion occurred in the gas-fired furnace of Melamine Plant 2 in Geleen (NL).

Three people lost their lives during the accident. The work, in which the three victims were engaged, was not connected to the cause of the explosion. The rules permitted the victims to be present on the platform on top of the furnace during the start-up of that section of Melamine Plant 2.

The accident occurred because of the incorrect application of the prescribed procedure for restarting the furnace after a brief planned shutdown.

The investigation determined that the furnace in Melamine Plant 2 complied with the prevailing requirements and current technological standards. As far as procedures are concerned, it was found that although the operating instructions were somewhat unclear and inaccurate in a number of respects, no explosion would have occurred if they had been properly applied. It also emerged during the investigation that there were a number of underlying causes, including insufficiently stringent supervision of compliance with the operating instructions and insufficient awareness of the hazardous nature of the operation

A number of measures have been taken within the Melamine business group and at the Chemelot site in Geleen (the Netherlands) in response to the findings of the investigation. All work instructions are reviewed and employees retrained. Technical adjustments have been made to the furnace and the same adjustments have been incorporated in the design of the new Melamine Plant 4. Meanwhile, a worldwide check has been launched into all gas-fired furnaces at DSM. It appeared that the great majority of the furnaces was technically in order and was operated well. In a few cases the operating instructions have been tightened up.

OTHER IMPORTANT DEVELOPMENTS

SHE REQUIREMENTS

Early in 2003, a major project was concluded, in which the DSM SHE Requirements were completely revised. They were brought in line with the DSM Values, adapted to DSM's new business profile and made more easily accessible and applicable. They state exactly what should be provided for in the field of SHE. They are mandatory for the whole of DSM. For the most part, they have become effective as from January 1st 2004. The requirements are available on the DSM Intranet in 8 languages. Moreover, hyperlinks give access to so-called SHE Practices. These practices explain the requirements or provide proven ways of implementing them. They are being kept up-to-date with the latest insights and thus contribute to a learning organization.

COMPLIANCE AND ACCOUNTABILITY

The results of the investigation into the explosion in the Melamine plant emphasized the great importance of adhering to rules and regulations (compliance) and taking accountability and exercising control to make sure that this is done.
All business groups have been instructed to verify that all relevant rules, regulations and documentation are effective and up-to-date. Moreover, they have been asked to reinforce controls to ensure that compliance is achieved at all times and at every level of the organization, not only with external laws, but also with internal requirements and procedures. As stated in the SHE requirements, all management and employees will be held accountable for their SHE performance.

BEHAVIORAL SAFETY

It is commonly recognized that safety performance is better over time by simultaneously improving installations, systems and behavior.



Incidents/ accidents
Installation / hardware
Systems / procedures / software
Behaviour
Time

In general, it can be stated that hardware and systems at DSM are state of the art for the industry. In many cases, it is in the way they are operated and implemented (behavior) that causes accidents. This involves behavior on managerial as well as on operational levels. At the 2003 DSM European SHE Conference, hosted by DSM Composite Resins in Filago (Italy), much emphasis was placed on ways to create a SHE Culture that supports safe behavior. About 80 participants attended the two-day program mainly focusing on the role of the SHE manager. It was decided that a number of behavioral safety programs will be piloted and that SHE managers will coordinate their implementation and control their quality.



Jan Tuinstra, DSM Pharmaceutical Poducts

AN INNOVATIVE BREAKTHROUGH

DSM Pharma Chemicals (DPC) is one of our businesses in which our employees can come into contact with substances that can be toxic. Strict legislation in the Netherlands is applicable to protect employees. The Dutch law requires that if more than one ton of a new substance will be produced annually, it must be tested for its toxicological properties to identify any risks to humans and the environment. The costs for this investigation are about €125,000 per substance, which can obviously add up significantly for DPC.
After discussions with the Dutch Ministry of Social Affairs, DPC came up with a different approach based on the Risk Inventory and Evaluation (RIE) that companies have to carry out under the terms of the Dutch Working Conditions Act. The results of the study left no room for doubt. It demonstrated that by following the safety rules the risk for employees is acceptable. By using this new approach, which is based on making efficient use of available data, we could realize the aspired safety level against substantially less cost.
We consider this new method as a breakthrough and will support the wider use at an international level.

SHE TRAINING

In DSM, a Corporate SHE Training Program is in place that needs to be followed and refreshed at regular intervals.
The program consists of the following elements:

- A course to acquaint all employees with all SHE aspects that play a role in chemical and life science operations. This so-called Basic SHE Course is available on the DSM Intranet in 8 languages and in two versions: one for office personnel and one for personnel working in or having a responsibility for plant, laboratory and warehouse environments.
- SHE Leadership Courses for management within DSM. These courses, which address SHE Leadership and DSM SHE Policies and Management Systems, are tailored to the relevant management levels and also have office and operational versions.
- Programs to enhance SHE Behavior have to be refreshed in a multi-disciplinary and multi-level approach at least every 3 years.

- A SHE Course for engineers, covering all issues related to technical plant design and operations.

In 2003, the total course program has been revised, adapting the content to the new DSM Business portfolio and the new SHE Requirements, creating a better balance between Safety, Health and Environment, mainly using DSM staff as faculty and applying more interactive teaching methods. Pilots of these new courses have started at year-end and the new program will be fully implemented in 2004. The Corporate Program is in addition to specific (SHE)-training that is required on a local level and/or by law.



Marie-Louise Dols, DSM Dyneema

THE INNOVATIVE CONTRIBUTION OF 'ERGO COACHES'

DSM Dyneema identified the need to improve its record on occupational illness. It was decided to appoint an 'ergonomics coach' for every shift to help the operators avoid physical over exertion. The ergo coaches are regular operators who have received an additional intensive training on the ergonomic aspects of their work. The combined benefit of their practical experience and this training proved valuable for the process. It helped to improve the SHE culture in which operators stimulate each other to use best practices only.

Together with a physiotherapist the ergo coaches assessed the operating processes and advised on modifications and improvements. A number of easy to implement improvements were agreed upon. The ergo coaches were also responsible for the implementation, assurance and maintenance of the agreed measures. This method resulted in a significant decrease of the number of complaints, a decrease of 50% in ergonomics related absenteeism and an increase of work satisfaction among the operators.

The innovative value of this approach was recognized within the organization and rewarded with the second prize in DSM's People Award competition. Other units may recognize this innovation as a best practice that is easy to copy in their units.

LEARNING FROM INCIDENTS

The incident registration system ARIA went into operation in 2002. By introducing one system to register all incidents, near misses and proposals for improvement, reporting and cross-company learning from incidents is encouraged. Most sites now use the ARIA reporting system. The awareness on reporting is growing, as we can measure by the growing number of entries into the system.

Another tool that has been successfully used over the last few years is the Incident Investigation Method Tripod Beta. More information about this tool can be found on www.tripodsolutions.net.

A TRIPOD EXPERT ON THE MELAMINE INVESTIGATION

Immediately after completion of the internal DSM investigation of the Melamine accident, the results were presented in a press conference. At that occasion, the full investigation report was made available. At the conference as well as in the report, the direct, person orientated, causes (not following the procedures) as well as underlying, organizational, causes (insufficiently stringent supervision, insufficient risk awareness) were mentioned. Nevertheless, the 'human error' aspect got the overtone in most publications concerning the accident.
Dr. Jop Groeneweg, advisor to Tripod Solutions, has the following comment and advice: 'The DSM Tripod Accident investigation adequately revealed the organizational components. It is strongly recommended, that these factors are explicitly highlighted in a press release, as there is a tendency in the media to focus on the more 'person orientated' factors. This is exactly what happened after the melamine investigation: The public perception of the causes towards 'human error' is strongly influenced by a single line in the report'.

Dr. Jop Groeneweg, Assistant-professor University of Leiden and advisor to Tripod Solutions

Over 100 employees have been trained in using the method and all serious incidents are investigated using TRIPOD. Application of this method gives the plants more transparency, not only on the direct cause, but also the underlying factors contributing to the incident. It enables us to find structural solutions that help prevent a recurrence.

SHE AWARD 2003

As announced last year, we have broadened the scope of the DSM Safety Award in 2003. This award is now called the SHE Award. The first SHE Award was presented to DEX-Plastomers Geleen (the Netherlands), because this unit showed very solid performance in Safety as well as Health and Environmental Management.

In 2004 a SHE Improvement Award will be instituted in addition to the SHE Award for the unit with the best improvement in SHE performance.

EMPLOYEE RELATIONS

SHE INTEGRATION

Based on the new SHE requirements, a process for the integration of newly acquired companies has been developed. It consists of four steps:

1. Alignment sessions with the management of the acquired company to get acquainted with the mutual SHE systems and practices and to clarify expectations regarding the further integration process.
2. Zero-assessments, in which, by in-depth auditing a gap analysis is made between operational practices at all acquired sites and DSM SHE Requirements.
3. Drawing up action plans, aimed at compliance with the DSM Requirements within 3 years.
4. Executing the action plans.

For DNCC (DSM Nanjing Chemical Company), a Chinese joint venture in which DSM obtained a majority stake in 2002, the execution of the action plans has commenced. For DSM Nutritional Products, acquired in 2003, most of the management alignment sessions have been completed and the zero-assessments for the major production sites are planned for 2004.

HEALTH

OCCUPATIONAL HEALTH

The number of reported occupational health cases decreased from 52 in 2002 to 27 in 2003. This decrease is due to measures at a number of sites. The introduction of the self-assessment (see below) will increase additional awareness. In 2003 about 60% of the reports concerned allergic reactions or skin irritation; in 14% RSI (Repetitive Strain Injury) is the reported illness.

SELF-ASSESSMENT

In 2002 it was decided that Health should receive the same level of attention as Safety by 2004. In 2003 all business groups were to execute a gap analysis on occupational health care.
To provide guidance for this a practice and a self-assessment have been developed in close cooperation with line managers and SHE managers of various business groups. The practice provides a framework for good health care and by using the self-assessment an organization can make an analysis of gaps in this area. To challenge sites in the execution of the self-assessments 30 employees from all over the world were trained for that purpose. Approximately 80% of the sites have executed the self-assessment. In 2004 these remaining self-assessments will be completed and implementation actions will be undertaken to eliminate the gaps that have not been addressed.

SARS

In response to the worldwide crisis the Managing Board installed a SARS Handling Team in April 2003. The approach has been to closely follow the WHO recommendations and communicate intensively with the local managers. Measures were limited to travel restrictions and reduction of meetings in the affected area as much as possible. It has not been necessary to repatriate personnel.
By the end of June 2003 it was concluded that the crisis was over. Although DSM's employees and their relatives have not directly been affected, the crisis complicated DSM's businesses and projects during part of 2003 in the Asia-Pacific region.

WORKING CLIMATE ANALYSIS

In our previous Triple P report we included our objective to have the 'working climate analysis' (WCA) conducted at all the business groups before the end of 2006. We have not started this process in 2003 as we initially planned. Due to the impact of other projects and particularly the priority to integrate DNP we lacked the resources to start the WCA process. In rethinking our priorities, we have changed our plans. This means that we will not perform a WCA business group by business group, but take a significant sample across various business groups at once. The results will enable us to benchmark both within DSM as well as with industry peers. The samples give information up to site level. Thus Business Group management can take the appropriate action if and where that is desirable.

PEOPLE AWARD



Martien van de Kuit, Works Council DSM Agro

To share and award examples of best practice in the field of human resource management and to promote innovative solutions DSM has created the annual People Award. Currently only employees at DSM sites in the Netherlands are eligible for nomination. However, there are plans for extending the scope of the award to the rest of the DSM group. Under the selection procedure, groups of staff or entire departments are free to nominate either themselves or other people for the award. A jury then assesses the nominations to see whether they meet a set of predefined criteria. DSM has formulated 14 fundamental human resource principles, which guide its conduct in staff-related matters.
The People Award is presented to a group of staff that has demonstrated an outstanding ability to apply these principles in practice. This year DSM Agro's Manufacturing Team, nominated by Mr. Martien van de Kuit, President of the Works Council DSM Agro, received the award for the great care they displayed in designing and implementing an internal change process known as MACE. This is an acronym for Manufacturing Agro Continuity and Excellence. The process is designed to prepare the organization for the future and to work on the continuity of the operation. Internal communication has significantly changed and resulted in a tangible improvement in the atmosphere at work.

So far we have elaborated on organizational, internal elements of the social dimension. Here and in the remaining People chapters, we focus on the external aspects, starting with the DSM brand. This is a logical first step since our brand represents what we as a company stand for. To our customers and other stakeholders it is a visible assurance of the quality, reliability and performance they can expect from us and from our products and services.

THE *Unlimited.*DSM CONCEPT

Some years ago we concluded that our brand was largely unknown by the wider public even though our products are everywhere: for instance in food, telecommunications, computers, leisure equipment and transportation. The list is virtually endless, but was little known.

That's why in 2000 we decided to launch the *Unlimited.*DSM concept, which reflects our continuous drive to improve. '*Unlimited*' simply means that we are constantly on the lookout to push back the frontiers of science. DSM creates innovative products and services that help to improve the quality of peoples' lives. We want people to know about this.
To bring across the concept *Unlimited.*DSM, communication campaigns and advertising only play a minor role. It is more about living the DSM Values and delivering on the promises we make to our stakeholders, not least our customers.

One of the important tools we use in this respect is our Internet website www.dsm.com. The site has several so-called 'worlds', to make it easier for visitors to find what they are looking for. The Business World includes many possibilities for e-business. At the same time as the publication of this report, we will open a special Sustainability World on our website: www.sustainability.dsm.com.

SUSTAINABILITY AS A DIFFERENTIATOR

For some of our products the sustainability attributes are a key differentiator. For example in melamine: the marketing of melamine is based on 'sustainable business'. Melamine is a product that helps to conserve hardwood and natural forests by enabling the effective use of wood waste and fast-growing softwood in boards and panels.

THE LABOR MARKET

Our brand is also important in the labor market. To be able to recruit the best young graduates it is important to have a good reputation as a company. DSM wants to be very well informed on how we are being perceived by students and what they expect from their careers. What drives them, what are their hopes for their working lives? How important do they regard salaries and is it true that the current generation pays special attention to Triple P aspirations of corporations? In order to stay in touch with the student population we have installed a 'Student Advisory Panel'. Eleven participants from four Dutch universities are invited to discuss these subjects two to four times a year. The first session took place last year. It gave us new insights about DSM as an employer's brand. When this panel proves to be useful in the longer term we will consider copying it to the USA and other regions.

On page 33 we elaborate on the environmental aspects of our product responsibility, for example REACH (Regulation on the Registration, Evaluation, Authorization & Restriction of Chemicals). In this chapter we deal with the social dimension of our operations and product and service responsibility.

It goes without saying that we acknowledge fundamental human rights as defined by the United Nations. We want our operations to be not only profitable, but also socially acceptable. In the DSM Values we have included statements on issues such as child labor and forced labor, which we are obviously totally opposed to. In developing new technologies, we take public opinion very seriously. Furthermore we provide our customers and the general public with clear information about our products and production processes. For more information we refer to this brochure, which is available on www.sustainability.dsm.com.

BIOTECHNOLOGY

DSM is the largest biotechnology company in the Netherlands and one of the biggest in Europe. With Mr Sijbesma's (member of the Managing Board of DSM) role as chairman of the European Biotechnology Association, EuropaBio and Mr Van Leen's (business group Director of DSM Food Specialties) chairmanship of Dutch Bioindustry Association, Niaba, DSM has committed itself to playing a role in the political and social discussions involving biotechnology. In 2003 it was published that DSM, for the second time in a row, was the leading biotechnology patent applicant in Europe with 237 applications in 2002. Hundreds of new genes were discovered and, a sports drink, PeptoPro™Sports, was introduced.

Together with 6 other innovative companies, DSM studied the effect of combining biological and chemical processing impacted upon the aspects of various industrial processes. The study (www.europabio.org), conducted by McKinsey and the independent German Oeko Institut, found that significant improvements in both economic and environmental performance could be achieved.

The DSM case studied, the manufacturing process of the antibiotic cephalexin, saw savings of 65% and 50% in environmental performance and variable costs, respectively. McKinsey estimates that in 2010, 10-20% of all chemical processing could be converted by these industrial applications of biotechnology. It is also likely that this could solve at least some of the greenhouse gases problem. This fact has not gone unnoticed by the European Commission who has taken initiatives to follow up on some of the recommendations of the industry.

DSM firmly believes that modern biotechnology could offer major benefits to society, not only in the field of healthcare, but also in industrial processing. DSM continues to make its position regarding the use of biotechnology transparent and clear on www.sustainability.dsm.com.

THE OPINION OF FRIENDS OF THE EARTH NETHERLANDS

From Sittard-Geleen DSM transports vast amounts of chemicals to factories elsewhere in the Netherlands or across the border. This is not without risks, as was shown by the derailment of a wagon with Ammonia near Halfweg (the Netherlands). Fortunately there were no casualties. However, there is reason for concerns since inspection reports reflect shortcomings in the maintenance of the railroads and train wagons. A big problem is that construction is impossible on urban top locations near railways.

Milieudefensie (Friends of the Earth, the Netherlands) is of the opinion that those transports have to be avoided as much as possible. This could be realized by replacing dangerous substances by safer alternatives. Moreover the physical distance between the production and application sites of the dangerous substances should be minimized. Furthermore, when long distance transport is unavoidable, the safest and not just the cheapest form of transport should be used. Lastly, all possible safety measures should be taken at all times as well as continuously realizing a good safety culture. For a leading company as DSM, the environmental and safety aspects should bear the same weight as plain market considerations.



Alex de Meijer
Milieudefensie (Friends of the Earth, the Netherlands)

ANIMAL TESTING AND GENETIC MODIFICATION

DSM is always alert on avoidable testing on animals. If authorities or the law require an animal study in a certain case, DSM will have this test performed. However, only after having assessed the need for such a requirement independently. If we are convinced that in the applicable case, testing on animals is avoidable, we will suggest alternatives to the relevant authorities that either do not involve animals at all or are less burdensome for animals. Needless to say, we only offer alternatives that do not compromise the intent, spirit or content of the applicable laws. Animal tests are only performed by a certified contractor.

DSM is not involved in genetic modification of animals, plants or humans. DSM is however active in using genetically modified micro-organisms in order to develop environmentally safe (green) process routes in which either enzymes or whole microorganisms are used to produce chemicals. These microorganisms are only used under strictly contained conditions.

HARMONIZATION OF FOOD ADDITIONS

Recently the European Commission proposed a regulation setting out common rules for the voluntary addition of vitamins, minerals and other substances such as herbal extracts to foods. The proposed legislation aims to harmonize the different rules in Member States and improve the free movement throughout the EU of foods 'fortified' with nutrients. DSM welcomes the initiative for harmonization. Currently, the variation between the national regulations in the EU member states is not ideal for consumers since it is difficult to compare foods as the same product may contain different levels of vitamins or minerals.

It is not ideal for the industry either, because the need for reformulations per country may limit product innovation. The basis for one harmonized regulation will be 'safety'. The consumer will get access to safe food. It will be clear what nutritional ingredients are in the product and that these ingredients will not exceed the maximum levels allowed. We welcome the fortification list as presented in first instance for vitamins and minerals, but would like to see this list extended over time to include, for example amino acids, carotenoids and fatty acids. This will further ensure that only scientifically based, quality ingredients will be used in food.

AMMONIA TRANSPORT

We are also very keen on issues in the business chain such as transportation. This year we accepted the invitation of Milieudefensie (Friends of the Earth) to debate the subject of the transportation of ammonia by train. This NGO is worried about the risks of DSM Agro's rail transportation of ammonia from Geleen to IJmuiden (the Netherlands). DSM Agro understands the worries of Friends of the Earth and some of the communities of Beverwijk, Heemskerk and Velzen. However due to the measures taken, DSM Agro can state that the transport of ammonia is not dangerous. Bearing in mind the views of several stakeholders, we actively contribute to the debate and participate in studies to find possible solutions for a further reduction of the risks. An important study, 'Chain Study Chlorine, LPG, Ammonia' by the Ministry of Environmental Affairs in the Netherlands is looking into the further risk reduction in the transportation of ammonia and is due to be published in the course of 2004.

COMMUNITY RELATIONS

Being a multinational company we are an integral part of society. DSM has over 250 locations in around 50 countries. To us this means that we are part of a great number of communities. We always strive to be a good member of these communities and we encourage our employees to adopt a civic-minded and socially responsible attitude. In 2002 and 2003 all our sites and plants had to produce so-called 'local reputation management plans' to give structural attention to community relations. At the end of 2003, almost every site has such a plan in place and they act accordingly. We are well aware that the local traditions, customs and priorities in the various communities are different. We respect these differences. In our opinion our site managers and our employees know best how they can cooperate with local communities or help them. These are just a few examples of these local initiatives.

There are many more examples within our company. We can't mention them here, but each and every one of them illustrates the commitment DSM feels for the communities of which it wants to be an active member. The corporate expenditure for this kind of activity in 2003 was approximately € 1.5 million.

THE TORCH: A RELAY OF DREAMS

The DSM Dream Action organized to mark the occasion of our centennial, in which we helped employees to realize their dreams of helping other people has sparked another initiative: the Torch Action. This is a kind of global relay race in which the Dream Torch is passed from one site to another. As part of this Torch Action, our employees were in 2003 involved in doing something extra, however large or small, for their local environment. In 2003 the Torch has been in the USA, the Netherlands, the United Kingdom, Sweden and Chile. Sixteen Torch Actions were executed, for example the planting of trees in Ellesmere Port (United Kingdom) and the provision of wind instruments for a school orchestra in Quilicura (Chile). For the first half of 2004 another six actions are planned. More information can be found on our website www.sustainability.dsm.com.



HELPING A LOCAL COMMUNITY IN MEXICO

Our DSM Anti-Infectives location in Mexico (FGb) wanted to strengthen its relationship with the local community. They decided to make a 'Local Reputation Plan 2003' with various activities to increase contact with their neighbors. The plan included monthly visits to the local elementary schools, high schools and universities to give Safety, Health and Environment (SHE) training. The objective was to improve SHE awareness among the youngest citizens. Employees of FGb worked with an elementary school to support a 'clean school program' that improves the recycling of waste and the environmental integrity of the school. The project was appreciated by the school, but also recognized by the broader community through publicity in a local newspaper. Various other projects that were supported included assistance to the local Red Cross Association, a centre for the treatment of disabled people, training for the 'World Environment Day 2003'.



REVITALIZING AN ELEMENTARY SCHOOL IN GREENVILLE

The DSM Pharmaceuticals facility in Greenville, North Carolina is close to the East Ej28nd Elementary school. The idea to 'revitalize' this school had been awarded € 10,000 under the DSM Torch Dream. Upon notification a number of volunteers took responsibility for the project that took shape as from the summer holiday. The playground has been repaired, primed and painted. Swing seats and basketball hoops have been replaced. Adding various play sets to the surface has enhanced the pavement. The team assembled and set up several pieces of new equipment. The baseball field has had benches added to the dugouts ant the field has been prepared including the addition of official base markers. Picnic tables and trash cans have been added to allow the children a play to enjoy an afternoon snack while keeping the area clean. The project also allowed for purchasing of various play items to complement the project. On November 1st there was an official opening ceremony, which underlined the relationship of DSM with the Greenville community.



CORPORATE MEDICAL SERVICES FOR THE COMMUNITY

DSM Anti-Infectives (DAI) India is located in a rural area of Northwest India. The majority of its workforce lives in nearby villages, where medical assistance and basic healthcare are not generally available. This has inspired DAI to offer medical services to the community by the doctor who is a full time employee of the company. DAI has opened a dispensary in a rented infrastructure, which the doctor visits once a week. Patients generally suffer from Anemia, Osteoarthritis, Malnutrition, Pelvic inflammatory diseases etc. Nearly 1,000 patients have benefited from the services provided at the dispensary. DAI also hosts health-camps every month with a focus on specific health related problems such as diseases of a seasonal nature, but also gynecological problems. Services of a gynecologist or other specialist are arranged to provide high quality treatment and counseling on mothering and childcare. As most of the patients are economically underprivileged, medicines are distributed to them free of charge. Some 1,500 people have benefited from the services rendered during these camps. Given the success of these services we continue with our efforts.

PLANET

1 EMISSION OF GREENHOUSE GASES (CO_2 EQUIVALENTS) TO AIR (IN MILLION TONNES)*



15
10
5
0
00
01
02
03
Other substances
Nitrous Oxides (GWP=310)
Carbon Dioxide

2 EMISSIONS OF CHEMICAL OXYGEN DEMAND (COD) TO WATER (IN KILOTONNES)



60
40
20
0
00
01
02
03
06

3 EMISSIONS OF NITROGEN OXIDES (NOX) TO AIR (IN KILOTONNES)



8
6
4
2
0
00
01
02
03
06

4 OFF-SITE LANDFILL OF SOLID WASTE: HAZARDOUS AND NON-HAZARDOUS, EXCLUDING SOIL, CONSTRUCTION AND DEMOLITION WASTE (IN KILOTONNES)



80
60
40
20
0
00
01
02
03
06
Non-hazardous waste
Hazardous waste
Target Non-hazardous waste

5 EMISSIONS OF VOLATILE ORGANIC COMPOUNDS (VOC) TO AIR (IN KILOTONNES)



15
10
5
0
00
01
02
03
06

6 NUMBER OF ENVIRONMENTAL COMPLAINTS



1500
1000
500
0
00
01
02
03

General note: Targets in the key graphs for 2006 are all based on production volumes and product types of the base year 2000.
Some values in the graphs differ slightly from reporting of previous years due to new insights, new calculation methods or reviewed data.

* No overall 2006 target for greenhouse gases. There are targets on specific substances and use of energy.

MOVING TOWARDS OUR 2006 ENVIRONMENTAL TARGETS

Regarding Planet, DSM's objective is to prevent environmental problems, resolve problems when they nevertheless occur and to minimize the consumption of non-renewable resources and energy.

In 2001 DSM has formulated targets for 2006. The targets, summarized in the table below, essentially state that on a per-unit-of-product basis, emissions to water and air, landfilling of waste and water consumption must be considerably reduced compared with 2000 levels. For 2003 we have compared the environmental performance based on production volumes and product types on business group level with the base year 2000 and calculated the progress in achieving the targets for 2006.

In 2003 six of the 14 environmental targets for 2006 have already been realized (marked yellow in the table). Major steps still have to be taken yet for emissions of VOC's and Priority Substances to air, Phosphorus to water and water consumption (marked red in the table).

Business groups have been requested to benchmark the environmental performance of their main product-groups against their own peers or against best available technologies. Using the benchmark results we will be able to weigh and rank the environmental impact and subsequently assign priorities to reduction measures and projects. In 2005 DSM will review its position based on the performance of the whole company and the various product-groups.

TARGETS FOR 2006* AND STATUS FOR 2003

	Target 2006:	Status realization in 2003:
REDUCTION IN EMISSIONS TO AIR:		
Sulphur dioxide	30%	> 30%
Nitrous oxide	10%	> 10%
Nitrogen dioxide	10%	> 10%
Volatile Organic Compounds	50%	20%
Priority Substances	60%	15%
REDUCTION IN EMISSIONS TO WATER:		
Chemical Oxygen Demand	50%	35%
Nitrogen	40%	40%
Phosphorus	25%	5%
Organic halogen compounds	90%	80%
Priority Substances	90%	80%
REDUCTION IN:		
Groundwater and mains water consumption	10%	1%
Energy consumption outside the Netherlands	5%	> 5%
Landfilling of non-hazardous waste**	20%	> 20%
Landfilling of hazardous waste***	100%	90%

* Assuming the same production volumes and product types for 2006 as for the reference year of 2000.

** Excluding sludge from waste water treatment.

*** Excluding waste that cannot be disposed of in any other way than by landfilling (such as asbestos).

AN ENERGY-EFFICIENT COMPANY

The conversion from raw materials into specialty chemicals typically requires a lot of energy. In 2003 DSM used a total of 66 Peta Joules (PJ) worldwide in the form of primary energy for electricity, power and heat. This amount equals 1.5 million tonnes of oil equivalents or the energy consumption of approximately 1 million West European households. Broken down by energy carrier this includes the consumption of 2 billion kWh of electricity, 1.2 billion m^3 natural gas and other gases, 84 kilotonnes of liquid fuels (including fuel oil), 38 kilotonnes of coal and 1.2 million tonnes of steam supplied by other parties. In financial terms, based on a crude oil price of $ 30/barrel, total expenditure on energy was approximately $ 320 million, which is 4-5% of net sales.

Since energy use and the emission of the greenhouse gas CO_2 are correlated, the CO_2 emission shows the same trend as our energy use. The CO_2 emission due to the production of purchased electricity and steam is included in our figures. The large reduction from 2001 to 2002 is caused by the divestment of our petrochemical division.

PROJECTS

Improving our energy efficiency simultaneously enhances our environmental and financial performance. Therefore, throughout all DSM business groups many programs to increase energy efficiency are underway. For example, for all of our production sites in the Netherlands, DSM participates in the Energy Efficiency Benchmarking Covenant with the Dutch government. For the Dutch sites DSM has committed itself to be among the world's top 10% most energy-efficient companies by 2012. Since our sites in the Netherlands make up 50% of DSM's total energy consumption this is an ambitious target. Relative to the base year 1989 our total energy efficiency, on a per unit of product basis, has improved by 26%. Measured on a year-to-year basis, our energy-efficiency for 2003 was 1% worse for the Dutch sites compared with 2002, mainly due to the site Geleen. The stops and start-ups of plants are the main causes for the lower efficiency of energy use. For our energy consumption outside the Netherlands, DSM aims to improve energy efficiency by 2006 by 5% compared with 2000. Principal instruments in achieving this are the sharing of best practices, improvement projects and the introduction of new technologies.

ENERGY SAVINGS OVER THE TOTAL PRODUCT CHAIN

In 2003 a study was carried out for some high volume DSM products such as fertilizers, caprolactam and melamine to investigate the energy efficiency of the whole product chain. The energy use of the product chain was analyzed for all phases: the feedstock, the production of basic chemicals, derivatives and the final products, transport and packaging between all phases, the energy use of the product during the life of the final product and finally gains obtained by recycling or energy recuperation from waste furnaces.

It was found that for the same functionality of final products the energy needed has been reduced by an average rate of about 2.5% per year in the period 1990 - 2000. Typically the energy saving of DSM's processes was about 20% of the saving of the whole product chain.

A greater part of the improvement is due to better products, less feedstock and reduction of energy for the production of final goods and during the use of the products.

For fertilizers for instance the energy efficiency improvement between 1990 and 2000 was 45%. Better product quality and better information provided to the farmers, which leads to a much lower use of product for the same result, contributed to this. For melamine the saving was about 6%. Improvement of the DSM production processes was here the major part. The improvement for caprolactam was found to be 15%, due to improved designs of the final products and more efficient processes for polymerization.



DSM AND TRADING CO_2 EMISSIONS

DSM has always been keen on improving its products and processes in order to offer better quality and decrease the environmental impact of its products and processes. Our drive towards innovation is one of the major reasons our company has been able to move from a mining company towards a truly international biotechnology and specialty company.

EUROPEAN UNION / TRADING SYSTEM

In 2002 the European Union has issued guidelines for a trading system for greenhouse gas emission allowances. DSM supports such a system since it will help in reducing emissions of greenhouse gasses in the most cost efficient way. Although the guidelines of the European Union focus on CO_2 emissions, DSM is convinced that such a system should be used for all greenhouse gasses. In the proposed system, installations may not emit greenhouse gasses unless they have 'emission allowances'. These allowances are allocated by governments of the EU member states and are tradable within the entire European Union.

DSM is in favor of a trading system that is both effective and fair. Effective in the sense that the system will favor energy-efficient over energy-inefficient production. And fair in the sense that it does not lead to unequal market conditions. New entrants and expansions of facilities must not be discriminated against. Moreover, efforts of companies like DSM that started increasing their energy efficiency at an early stage should be recognized. The allocation principle for the allowances is therefore of crucial importance.

In 2003, DSM has been putting much effort in lobbying for an allowance and trading system that is based on relative performance standards (as opposed to absolute norms / fixed cap). In the Netherlands, DSM is participating in the so-called Benchmark Covenant (see Text-box). We are certain that the concept of benchmarking can provide an objective basis for allocating allowances and we are therefore supporting such a system on a European scale. We have sent a letter outlining our views to all European Commissioners.

COVENANT BENCHMARKING AND CO_2 EMISSIONS

In the Netherlands DSM is a partner in the Covenant Benchmarking, an agreement between the Dutch Government and Industry established in 1999. Since the 1970s, DSM has committed itself to be – and is - among the top 10% worldwide in energy efficiency. In order to set the standards, the energy efficiency of the best processes in the world has been derived from studies done by independent consultants for 130 processes. These results have been used as a benchmark to rate companies in the Covenant. Since energy efficiency and CO_2-emissions are directly related, the data can be used for the allocation of allowances to operators. Using the same ambitious standard across industries challenges us to find and apply the most efficient processes and at the same time prevents market distortion.

ENVIRONMENTAL PERFORMANCE

Our results in further eliminating emissions have been largely, but not entirely, positive during 2003. Below we will highlight the most important improvements and setbacks. Details concerning individual sites will be posted on our website: www.sustainability.dsm.com. There may be a slight discrepancy between the final figures (which will be available for inspection on our website as from the end of March) and the information provided here, given that a small number of the data incorporated in this report are necessarily based on estimates.

The environmental section of our report includes all sites in which we have had for at least one year a majority stake or management control. It does not include the former Roche Vitamins and Chemicals sites acquired in September 2003. These will be included as of the year 2005. The DSM Nanjing Chemical Company (DNCC) site in China will be included as of the year 2004 in our next report.

EMISSIONS TO AIR

While various production volumes increased in 2003 compared with 2002 emissions to air stayed almost the same. The largest reductions were in SO_2 (-3%) and VOC (-5%) and the largest increase was in NO_x (+4%). The increase of heavy metals emissions (+ 0.22 ton) to air was mainly caused at the Rotterdam (the Netherlands) site. Leakages appeared in a soot-filter and all bag filters have been replaced. CO_2 emissions have been separately discussed in the sections on energy efficiency and emission trading.j31

NITROGEN OXIDES (NO_X)

The increase of NO_x emissions occurred mainly at the DSM Fibre Intermediates site in Augusta (USA) due to an incidental loss of selectivity in a NO_x-abatement catalyst. The catalyst was replaced.

VOLATILE ORGANIC COMPOUNDS (VOC)

The reduction in VOC emissions can mainly be attributed to modifications made to the DSM Anti-Infectives plants in Ramos Arizpe (Mexico). These modifications also resulted in lower PS (Priority Substances) emissions. Relative to our 2006 target, a substantial further reduction is planned. This is also the case for the emission of Priority Substances to air.

EMISSIONS TO WATER

Emissions to water were virtually all reduced in 2003 despite the higher productions.

In 2003 a disputed emission of a non-degradable substance to water at our Geleen-site (the Netherlands) was made. For more information see the textbox on page 32.

CHEMICAL OXYGEN DEMAND (COD)

The improvements (-9%) were mainly caused by the fact that new wastewater treatment plants at the DSM Anti-Infectives site in Ramos Arizpe (Mexico) and the DSM Bakery Ingredients site in Santiago (Chile) came on full stream.

NITROGEN (N)

The improvements (-15%) are attributable to the above mentioned new wastewater treatment plants in Mexico and Chile.

PHOSPHORUS (P)

The improvement (-8%) mainly occurred at the DSM Fibre Intermediates site in Augusta (USA) due to eliminating losses from certain plants. Relative to our 2006 target, a substantial further reduction is planned.

PRIORITY SUBSTANCES (PS)

Emissions decreased mainly at the DSM Anti Infectives site in Ramos Arizpe (Mexico) due to the new wastewater treatment plant that came on full stream. Also at the DSM Anti-Infectives site in Almería (Spain) PS (Priority Substances) emissions to water were reduced due to the start-up of a new process.

SOLID WASTE

In 2003 about 100 tonnes of hazardous waste were landfilled, which is compared with 2002 a further reduction. Part of the waste was asbestos-containing waste and contaminated soil, which cannot be processed in any other way. We estimate that approximately for half of the total amount of landfilled hazardous waste possibilities could have been found other than landfill. We will correct these practices on short term.

The landfill of non-hazardous waste decreased also in 2003 (-15%) compared with 2002.

WATER

DSM uses water for different purposes: cooling, processes, solvent, cleaning, etc. Our total use of ground and mains water was 58 million m^3 in 2003, an increase of 2% compared to 2002. Corrected per product type and production volume a decrease of 1% was achieved. Since groundwater is a scarce resource and different users are competing, we try to use the 'appropriate' water for the various applications. DSM therefore actively switches to surface water supplies wherever our processes allow that or to the use of cooling towers if applicable.

ENVIRONMENTAL COMPLAINTS

In 2003 DSM sites worldwide received a total of 184 environmental complaints. This is less than 50% of the number received in 2002 (432). The decrease is mainly attributable to the Geleen site (the Netherlands), where the number of complaints decreased from 273 to 47. Odour was the main cause of complaints (68%) followed by dust and soot precipitation (18%) and noise (10%).



Tinus Stellinga, DSM Composite Resins

GROUNDWATER REDUCTION AND COST SAVINGS

At the Schoonebeek (the Netherlands) site, Composite Resins uses groundwater to cool some of the installations. A project was started to drastically reduce the use of groundwater, not only because of an agreement with the province to decrease groundwater consumption, but also because of the opportunities to reduce costs.

By connecting sophisticated 'frequency equipment' to our water pumps, we better aligned the retrieval of groundwater to the actual needs. The increase of efficiency resulted in a reduction of groundwater consumption from 1.5 million m^3 to 0.9 million m^3 per year. This 0.6 million m^3 reduction represents an annual cost saving of €100,000. That's a smart return on a € 20,000 investment.

At the Venlo (the Netherlands) site a contract has been closed with an outside company to switch from groundwater onsite to the delivery of processed surface water for cooling and process purposes. This will reduce the consumption of precious well water with more than 75% and it will diminish the local soil dehydration effects.

ENVIRONMENTAL INCIDENTS

From 2002 onwards all DSM sites are required to provide detailed reports not only about injuries but also about potential or actual environmental incidents, including small ones. The aim is to improve awareness and to gain insight into the underlying causes of incidents, so that they can be prevented in the future. The year 2003 was focused on increasing the reporting discipline. This resulted in an increase of reported incidents: from 639 in 2002 to 746 in 2003. In 2004 we will continue to emphasize the importance of reporting. As from 2005, we will introduce targets to decrease the number of incidents.

NON-COMPLIANCES AND FINES

In total the occurrence of 137 cases of non-compliance with safety, health or environmental (SHE) permits or statutory SHE requirements have been reported in 2003. The majority of these non-compliances regards emissions to water and air transgressing the applicable permit. The total amount paid in fines, compensation and avoidance of prosecution was approximately € 180,000. The DSM Anti Infectives site in Zhangjiakou (People's Republic China) paid the highest amount (US $ 105,114) mainly related to the emission of wastewater. The site Geleen (Netherlands) paid an amount of € 61,750 in 2003, the bigger part (€ 42,250) for non-compliances that occurred in 2002.



MEUSE WATER INCIDENT

In August 2003, the Waterleiding Maatschappij Limburg (WML; water company Limburg) detected an unknown substance in the water of the river Meuse. At that moment WML stopped taking water from the river Meuse for the preparation of drinking water. Investigations led to the conclusion that this substance (code name M431) originated from the DSM site. M431 is part of the waste flow that is released during the production of fenylglycin, a primary product for penicillin. The discharge of the particular flow into the river was stopped.

In October 2003, WML resumed the intake of water. It showed that the standard purification process effectively removed residual amounts of M431 in the water.

Toxicological assessment made clear that there has not been danger for people's health by the discharge of M431 in the river Meuse.

The issue received considerable regional press coverage. During the incident and its aftermath DSM did not communicate the situation adequately. Because we stayed at all times within the limit of the discharge permit we took a very firm position. We should have acknowledged the worries of our stakeholders at an earlier stage than we did. On the other hand, DSM decided to stop the discharge of M431 and also to start a joint project with WML to align our measurement methods to ensure that something like this can not happen again.

ENVIRONMENTAL INVESTMENT PROJECTS

To improve the SHE performance a great number of smaller and bigger projects has been realized or came in operation in 2003.
On our website (www.sustainability.dsm.com) we publish for each production site a local report with the environmental performance and highlights of each site. In these local reports the sites can report their projects and improvements as well as their mishaps.

The most remarkable projects are:
New wastewater treatment plants came in operation at the DSM Anti-Infectives site in Ramoz Arizpe (Mexico) and the DSM Bakery Ingredients site in Santiago de Chile (Chile). The construction of a wastewater management facility expansion was implemented at the DSM Anti-Infectives Toansa site (India) consisting of an extension of the biological treatment and the addition of a second multiple effect evaporator and spray dryer. At the DSM Coating Resins site in Ping Tung Hsien (Taiwan) a neutralization pond for wastewater was constructed.


376
303



Projects to improve energy consumption have been implemented at the sites Linz (Austria, DSM Fine Chemicals), Ellesmere Port (United Kingdom, DSM Composite Resins) and Toansa (India, DSM Anti-Infectives). In Geleen (the Netherlands) two new plants, one for DSM Elastomers and one for DSM Melamine, have been constructed based on energy saving concepts.

Projects aimed to reduce emissions to air have been implemented at the sites in Heerlen (the Netherlands, DSM Dyneema), Geleen (the Netherlands, DEX-Plastomers), Nanjing (People's Republic China, DSM Composite Resins), Ellesmere Port (United Kingdom, DSM Composite Resins), Salta (Argentina, DSM Bakery Ingredients), Toansa (India, DSM Anti Infectives) and Zhangjiakou (People's Republic China, DSM Anti-Infectives).

For improving working conditions and noise load also a lot of projects have been realized. The most important improvements were at the sites in Caïro (Egypt, DSM Anti Infectives), Delft (the Netherlands), Ellesmere Port (United Kingdom, DSM Composite Resins), Emmen (the Netherlands, DSM Engineering Plastics), IJmuiden (the Netherlands, DSM Agro), Kunshan City (People's Republic China, DSM Coating Resins) and Meppen (Germany, DSM Coating Resins).

PRODUCT STEWARDSHIP, SUSTAINABILITY IN THE VALUE CHAIN

SOUND RISK MANAGEMENT AND CONTINUOUS IMPROVEMENT

Product Stewardship is the responsible management of risks and improvement of the performance of a product in the fields of safety, health and the environment during its entire life cycle. This can be achieved through a continuous process of improvement on a healthy economic basis.

In our view, Product Stewardship is an important element of sustainable entrepreneurship. Up till now the focus was mainly on risk management. To underline and formalize the importance of this type of 'base line risk assessment', in 2003 a specific chapter on Customers & Products has been introduced in the new DSM Corporate SHE requirements, which are mandatory. We have done so since we are well aware of the importance that our stakeholders attach to sound risk management from the perspective of the entire life cycle of our products. In short, it determines our 'license to sell'. It is important to note that within several DSM business groups other control systems such as Good Manufacturing Practice (GMP) and Hazard Assessment Critical Control Points (HACCP) already partly meet the Product Stewardship objectives (see textbox on page 34 DSM Food Specialties).

Product Stewardship has also clear linkages with the EU draft Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). DSM fully supports the long-term objective, to increase the safety of products and use of chemicals. From this perspective, REACH emphasizes the need for proper implementation of Product Stewardship; especially since a life cycle approach is taken. However, the original draft regulation, which was launched in May 2003, had significant shortcomings. Therefore, DSM has made a proposal to revise REACH substantially.

MOVING TOWARDS THE 2004 TARGET

Based on our high level vision on Product Stewardship, we have set specific objectives at business group (director) level. In 2003, each business group had to conduct a Product Stewardship Review (PSR) for at least one product or product cluster. Moreover, a comprehensive action plan for reviews to be executed for all remaining relevant products / product clusters has to be in place in 2004.

All our business groups succeeded in conducting a Product Stewardship Review (PSR). During these Product Stewardship Reviews, multi-disciplinary teams from our business groups systemically addressed the SHE related risks of all stages of the value chain. In many cases, the combined expertise of marketing, purchasing, production, research & development, logistics, and SHE management led to further improvements in areas such as: waste prevention, emissions, replacement of hazardous substances, containment, unloading and cleaning of tank cars, emergency response procedures, customer support in safe handling of chemical products, the ecological impact of packaging and logistics, green product and process developments.



John Prooi,
DSM Corporate Safety, Health, Environment & Manufacturing

FOCUSED, SIMPLE AND EFFECTIVE

In May 2003, the European Commission presented its draft Regulation on the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). On 9 July 2003, DSM published its response to the draft Regulation as part of the European Commission's Internet consultation process.

According to DSM, a revision of the European policy on chemicals is necessary in order to increase the safety of chemicals still further and restore public confidence in them. However, as with many European chemical companies, we questioned the effectiveness and practical feasibility of the emerging Regulation. Furthermore, without major modifications, REACH will be an overburdened and unmanageable system that is likely to damage the economy without bringing the intended benefits.

Therefore, DSM made a case for an approach that is focused, simple and effective.

The three main points that DSM would like to see changed are
1) to develop a more centralized approach;
2) to apply a prioritization and pre-selection tool based on risk, not on volume and;
3) to design a system that is fit for worldwide application. Preferably, it should also be aligned with worldwide voluntary initiatives such as the High Production Volume program and the Long Range Research Initiative.

DSM has also offered to contribute in a constructive way to a practical system that can support the sustainability of the chemical industry in Europe and worldwide.

More details on DSM's position on REACH can be found on the Internet (www.sustainability.dsm.com)

- DSM's position on REACH, internet consultation 9 July 2003
- Speech by John J. Prooi at the Hearing of the European Parliament on the Chemicals Policy, Brussels, 3 December 2003.

SHIFTING TOWARDS ECO-EFFICIENCY

Increasingly, our Product Stewardship competencies enable our business groups to identify areas for more fundamental improvement. Once the SHE related risks have been addressed, the insight into the dynamics of the value chain can be used to further improve the eco-efficiency of our products and processes. Especially in markets that are sensitive to sustainability, the development of products with a superior environmental performance and lower system costs can strengthen our competitive position. In this case, systematic SHE management explicitly aligns with our business interests. In order to systematically identify such opportunities, an additional tool (the 'Sustainability Issue Tracker', see page 9) was developed and piloted for the Business Strategy Dialogue framework. With this, steps towards a more innovative approach to Product Stewardship have been made.

FOCUS ON RELEVANT MARKET SEGMENTS AND CUSTOMERS

A more innovative approach towards Product Stewardship requires an even broader view on the impact of sustainability issues on business systems than the systematic identification and management of SHE risks from a value chain perspective. In order to further explore this, DSM actively participated in the project 'Product Stewardship for Marketeers'. The toolbox enables business managers to implement product stewardship and create additional value through partnerships with customers. This approach aligns well with the integration of sustainability in the Business Strategy Dialogue. In the course of 2004, we plan to further elaborate on these instruments in order to actively support our business groups, especially the marketing managers.

WORLDWISE

In 2001 DSM decided to install one database for information of all raw materials, intermediates and final products used and produced by DSM. The database will replace the various systems that are now in use. Employees and customers can derive relevant information through Intranet and the Internet respectively. Standardized e-business and compliance with ever emerging legislation worldwide (for example REACH) were the main reasons to implement this project. The database will improve consistency, quality and efficiency.

During 2002 and 2003 hardware and software were installed and tested and the conversion of data started. At the end of 2003 the information of approximately 20% of the substances was included in WorldWise. In 2004/2005 further implementation will take place.

CONTROL SYSTEMS IN THE FOOD CHAIN

Within DSM Food Specialties other control systems already partly fill in the product stewardship objectives. Various methods for monitoring the safety of our products and production processes exist. The main international program for monitoring the safety of food ingredients is the Hazard Assessment Critical Control Points (HACCP). Others include ISO 9001 and Good Manufacturing Practice (GMP). The latter incorporates a range of individual standards relating to organization, training, hygiene, equipment, processes, quality control, storage and distribution. All these aspects are regularly examined by (inter)national authorities such as the Food and Drug Agency (FDA), as well as by customers and ourselves.

THE CREATION OF A COMPOSITE WASTE MANAGEMENT COMPANY

DSM Composite Resins is the leading producer of solutions for the composite resin industry. Our resins are applied in amongst others automobiles, boats, tanks and pipes, sanitary ware and wind turbines. Within the automotive industry, that represents a significant part of our business, the environmental standards are increasing. One of the key issues here is, how to deal with the directive on end-of-life vehicles which sets strong targets on the level of re-use and recycling. At the same time, the European Commission defined new legislations on landfill and incineration. From 2000 to 2015, an increase of thermoset composite waste from approximately 110,000 to over 250,000 ton is expected and our customers are asking for a sound, long-term solution.

Being market leader in this area, we strongly felt we needed to take the initiative to find the optimal solution by joining forces with our colleagues in the industry. Based on a thorough feasibility study, the leading companies in thermoset composites for the automotive industry have started to design a dedicated waste management company in the course of 2003. By 2004, the European Composite Recycling Services Company (ECRC) will be formally established by its nine shareholders being these leading companies. We intend to expand the number of participants in the near future. The ECRC is supported by the leading automotive companies.

The overall objective of the company is to develop and implement a composite waste management system on a Pan-European basis. More specifically, the company will start initiatives to develop, outlets for the recycled material, better technologies, contract logistics and recycling companies to process the waste and make arrangements with 'customers'. We foresee that the recycled material can be applied within our industry and the cement and construction industry. In addition, ECRC will support its members by increasing its knowledge on waste management solutions. The automotive producers are very enthusiastic about the initiative and willing to cooperate. Sharing knowledge and providing smart solutions strengthens the relationships between business partners in the value chain in general and may well enhance our competitive position too.

PROFIT

1 NET SALES (IN € MILLION)*



8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
00
01
02
03

2 OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS (IN € MILLION)*



800
700
600
500
400
300
200
100
0
00
01
02
03

*DSM Petrochemicals has been included until June 30, 2002.

3 SALES BY REGION (IN %)



100
80
60
40
20
0
9,7% Netherlands 10,6%
58,3% Rest of Europe 43,5%
15,9% North-America 22,0%
7,9% Asia Pacific 16,5%
8,2% Rest of the World 7,4%
00
03

4 NET SALES BY END USE MARKETS (IN %)



100
80
60
40
20
0
11% Pharmaceuticals 18%
12% Automotive/Transport 9%
14% Packaging 1%
10% Food & Feed 19%
8% Electrics/Electronics 6%
4% Metal working & Machine building 3%
7% Agriculture 8%
8% Textiles 8%
12% Building & Construction 16%
14% Other 12%
00
03

5 TOTAL WAGE COSTS (IN € MILLION)



1.200
1.000
800
600
400
200
0
00
01
02
03
Wages and salaries
Pension charges
Other social charges

6 TOTAL WAGE COSTS BY REGION (IN € MILLION)


1.200
1.000
800
600
400
200
0
00
01
02
03
Rest of the world
Asia Pacific
North America
Rest of Europe
The Netherlands

7 COSTS OF GOODS AND SERVICES PURCHASED (IN % OF NET SALES)


100
80
60
40
20
0
00
01
02
03
Work subcontacted and other external expenses
Raw materials and consumables

8 EVOLUTION OF SHARE PRICE 2002-2003 VERSUS DJ STOXX 600 CHEMICAL INDEX AND DJ SUSTAINABILITY WORLD INDEX


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1/02 2/02 3/02 4/02 5/02 6/02 7/02 8/02 9/02 10/02 11/02 12/02 1/03 2/03 3/03 4/03 5/03 6/03 7/03 8/03 9/03 10/03 11/03 12/03
DSM
DJ Stoxx 600 Chemical Index
DJ Sustainablity World Index

SUSTAINABILITY AND VALUE CREATION

GRI FORMAT

Last year the profit section of our Triple P report was more or less a summary of our financial report. This year this chapter is based on the GRI guidelines. Hence, we will elaborate on the value that DSM generates for its various stakeholders: i.e. customers, investors, suppliers and the public sector and society. This emphasizes our view that the profit dimension encompasses more than just DSM's bottom line.

VALUE CREATION

Over the last two years, the chemical sector has experienced its worst downturn since the seventies. Demand growth for chemical products has slumped while raw material and energy prices have been high. Another big negative influence was the depreciation of the US Dollar, since many of our products are priced in that currency. DSM's operating profit has seriously suffered as a result, as is evident from graph 2 on page 35.

In the long term, we believe that sustainable entrepreneurship can enhance DSM's value creation. Firstly, innovative chemical products that have a better sustainability performance than alternatives will do better in the marketplace. Secondly, sustainability innovation can help us in reducing our costs and creating new sustainable products. Products and processes that are less raw material and energy intensive reduce both cost and the volatility of our results. This creates value: for society and for our shareholders.

Changing the products that we make and the processes that we use is part of how DSM changes reality. Creation of shareholder value, however, also implies changing the perception that external investors have about DSM. When we continue to successfully change, shareholders will no doubt enhance their perception of DSM. But some of our sustainability efforts take a long time to materialize, longer than traditional investors are willing to wait. DSM is therefore pleased to be recognized by sustainability investors, investors that look for companies that have an above-average performance on sustainability. Not only were we included in the Dow Jones Sustainability Index in 2003 but we are also considered the sustainability leader in the European chemical sector.



Kees Bennebroek,
DSM Corporate Public Affairs

DSM INCLUDED IN DOW JONES SUSTAINABILITY INDEXES

Since September 2003, DSM has been included in the Dow Jones Sustainability World Index (DJSI). The DJSI World includes over 300 companies from 22 countries that lead their industry in terms of corporate sustainability. In the pan-European sustainability benchmark - the Dow Jones STOXX Sustainability Index - DSM has been announced the new market leader in chemicals. The DJSI STOXX includes 178 companies from 13 countries. Both indexes provide a bridge between companies implementing sustainability principles and investors wishing to profit from their superior performance and favorable risk/return profiles.

The Corporate Sustainability Assessment Report on DSM reads: 'In 2002, DSM has the highest corporate sustainability performance among European chemical companies and as such has taken major steps in defining its business strategy by integrating aspects of sustainable development. Sustainability considerations are critical aspects in its R&D focus as well as within the company's business development activities. The company's divestiture of its petrochemical unit in 2002 drastically reduced its environmental footprint in terms of energy consumption and carbon dioxide emissions and thus reduced its exposure to risks related to climate change. Increasingly, DSM is focusing on biotechnology based production platforms which, on the one side, help to minimize the environmental impact of production, but on the other side increase exposure to stakeholder perception risk. DSM faces the challenge with a commitment to transparency and informed consumer choice based on clear, regulated product information for the consumer. DSM is considering options in plant-related biotechnology, but currently does not have any products on the market yet. DSM's good track record in occupational health and safety performance was dented by an accident in April 2003 where three people died.'

Inclusion in these indices means that DSM can be included in sustainability funds of about 50 different financial institutions. Combined, these funds represent a total € 2.5 billion. More information can be found at: www.sustainability-index.com.

More information about the DSM analysis by DJSI can be found at: www.sustainability-index.com/djsi_pdf/djsi_stoxx/Company.

Member of Dow Jones Sustainability Indexes 04

CUSTOMERS

DSM COATING RESINS AND THE NETHERLANDS INITIATIVE FOR SUSTAINABLE DEVELOPMENT

During the last two years, DSM has participated in the Netherlands Initiative for Sustainable Development (NIDO) program From financial to sustainable profit. The objective of the program was to exchange ideas between companies (including DSM) on how to integrate sustainable entrepreneurship in business management.

The Coating Resins business group participated in a pilot study to extend DSM's Value Based Business Steering (VBBS) to the People and Planet dimensions. VBBS provides a framework to analyze value creation. VBBS plays a central role in the evaluation of financial performance of all DSM business groups.

In the pilot study, DSM Coating Resins investigated whether the VBBS methodology can be extended to resources other than capital, e.g. human capital and raw materials. If these resources can somehow be coupled to the VBBS method it will favor the integration of people and planet issues in financial decision-making. During the process, insights were obtained about the possibilities and difficulties in coupling environmental and social parameters to financial management systems. Although the pilot did not result in a ready-to-use method, it was concluded that a closer coupling can indeed be achieved. This increases the 'visibility' of environmental and social topics.

Some of the results of this pilot study have been published in the book Learning for corporate responsibility, by J. Cramer. IOS Press, 2003.

As a follow-up to this, another project has been started to further integrate sustainable development in this business group. The objective of this project is to improve the sustainability performance of the entire value chain. One of the main customers as well as an important supplier are involved in this project.



A CHANGING CUSTOMER BASE

DSM has undergone a major transformation over the past years. As a result, our customer base has changed significantly as well. Graph 4 on page 35, at the beginning of this section, shows that our exposure to life sciences markets such as Pharmaceutical and Food & Feed has greatly increased. The strategic impact of the combination of the divestment of petrochemicals and the acquisition of Roche Vitamins can hardly be underestimated. DSM has again annual sales (pro forma including DSM nutritional Products) of approximately € 8 billion, but the character of the portfolio changed drastically, from one dominated by supply driven cyclical commodities to one consisting of almost 80% of specialties. Thus we have achieved the desired portfolio change well before the 2005 target date. In 2003, the distribution of DSM's sales over the clusters Life Science Products (including one quarter DSM Nutritional Products), Performance Materials and Industrial Chemicals is 41%, 29% and 23% respectively. Other activities account for 7%. From a diversified chemical conglomerate we have become the world-leading supplier to the life science industry, being twice the size of our main competitor in this field.

MARKET SHARE

The change of our customer portfolio has largely been achieved through divestments and acquisitions. Acquisitions are still on our radar screen, particularly in our cluster Performance Materials. However, going forward, sales growth will be generated mostly organically. DSM will pursue organic growth in all the regions where it is present, but particularly in China. The Chinese market grows about twice as fast as the rest of the world and therefore is commercially very attractive. DSM aims to double its sales in China in the next few years (compared to the 2003 level).

GROWTH THROUGH INNOVATION

Organic growth is aimed for within all product lines we offer. The crucial thrust is innovation. Innovation enables us to satisfy the evermore demanding and changing needs of our customers and through innovation we help our customers create value in their markets. Obviously, these changes are different for each of our three main business clusters. In Life Science Products, important drivers of innovative growth are the aging population, the increasing need for healthcare and better food quality (refer to text box on page 39).
In Performance Materials the main drivers are the need for products that are lighter, stronger, more durable and cheaper (the text box on Mercedes Benz provides a good example of this).

The importance of innovation for DSM cannot be overestimated. Currently, a substantial part of our sales involves patented products or patented production processes. A key activity in our R&D efforts is to find new products or new applications for existing innovative products, e.g. by replacing materials. More and more we work directly with our customers in order to achieve breakthroughs. As discussed in the Product Stewardship section, we also apply this way of working in helping customers shift to products with a better sustainability performance.

INVESTORS AND PROVIDERS OF CAPITAL

DSM is a capital-intensive company. Acquisitions and investments in our production capacity need to be financed. For that we rely on our shareholders. Before we take any business decisions we verify that we use capital as efficient as possible. High returns on investment are crucial for the generation of shareholder value and continued access to capital.

ACQUISITIONS

Roche Vitamins & Fine Chemicals was by far the largest acquisition of DSM. Although DSM is financially capable of major future acquisitions, we only foresee acquisitions in the upcoming period on a scale significantly smaller than the Roche transaction. Acquisitions must closely fit our business portfolio and will not be pursued to achieve sales targets. Being financially prudent and further improving our profitability remains key. Given the pressure we feel in our markets, cost reductions will be the main driver of our short-term profit improvements.

INVESTMENTS

Apart from acquisitions, DSM continues to invest in autonomous growth. In 2003 we invested a total amount of € 407 million in tangible fixed assets to maintain and expand new production capacity. This amount is approximately equal to the depreciation of our tangible fixed assets.

SHAREHOLDER RETURN AND SOCIALLY RESPONSIBLE INVESTORS

DSM's Total Shareholder Return (capital gains and dividend) in 2003 has been -7% (Bloomberg). The dividend amounted to 84% of net profit on ordinary activities after taxation (before exceptional items) and was paid or will be paid in cash.

Total interest expense on all debt was € 91 million. During the transition period, our credit rating remained single A with the major rating agencies. More details about the performance of the DSM share and information for and about our shareholder base is given on our website (www.dsm.com) and in our annual report.

Socially Responsible Investors (SRIs) hold an increasing number of our shares. Our sustainability efforts over the past few years have resulted in our 'sustainability-leader' status in the European chemical sector within the Dow Jones Sustainability Index. The SRI world is still quite a different world than that of 'traditional investors'. We hope that our consistent attention to Triple P, will help to increase the awareness of the general investors for sustainability. We are convinced that this will benefit them in the long run. We stay committed to improving our performance in order to remain qualified for SRI portfolios.

IMPROVING BREAST-MILK SUBSTITUTES

Scientists have not identified all substances that make breast milk the optimal way to feed an infant. But surely one of them is Arachidonic Acid (ARA), a long-chain poly-unsaturated fatty acid (LCPUFA). The World Health Organization (WHO) recommends the inclusion of ARA (as well as of a related substance DHA) in breast milk substitutes, because of its importance for the mental development of infants. However, ARA is a substance that is difficult to make in large quantities.

DSM Food Specialties has developed a process to produce ARA in such quantities that it becomes commercially viable. This has enabled baby milk manufacturers to use ARA as a supplement in their products. DSM is proud to have contributed to this development, since it improves the nutrition of babies whose mothers are not able to breast-feed them for one reason or another. As of 2003, virtually all baby milk sold in the United States now contains the ARA supplement. In Europe progress has been slower. But with near universal medical consensus and support from the WHO we hope that situation will change.



KEEPING A MERCEDES BENZ VISIBLE FROM THE REAR DURING 850,000 KM

An excellent example of how DSM helps its customers create value can be found in the automotive industry. Philips Electronics has developed a new lamp that can be used in the rear lights of automobiles. The longevity of this lamp is longer than that of cars. When these lamps could indeed be used in cars, it would eliminate the need for expensive and space absorbing constructions, that allow access to the lamp for the sole sake of replacement. After extensive tests Mercedes Benz became convinced that the new lamps will last the 850,000 km that it sets as a hurdle. Hence Mercedes Benz decided to apply the lamps and develop a much simpler rear-light construction unit. This, however, demands much from the materials that are being used, especially because of the temperature range that occurs (from freezing conditions to more than 200°C).

Enter DSM. Mercedes Benz selected STANYL, a plastic developed and produced by DSM Engineering Plastics for the gear that holds the lamp. STANYL is able to deal with the extreme temperature conditions and is very durable. Moreover, it can accurately be injection molded into the desired shapes. Through the application of STANYL, Mercedes Benz has achieved considerable cost savings and has increased the user friendliness and durability of its cars.



Sybren Brouwer

TRADITIONAL INVESTORS INTERESTED IN NON-FINANCIAL PERFORMANCE

Although financial results continue to be of paramount importance for making an investment decision, it is clear that investors increasingly also show more interest in 'softer' issues, such as corporate governance, environmental issues and human relations matters. Obviously, it is not always easy to judge companies on their relative performance on these issues. However, as with financial issues, it all starts with a solid and consistent presentation. We believe, that by providing clear benchmarks and trend lines on a number of these issues in its Triple P report, DSM provides investors with another useful tool for making their investment decisions.

Sybren Brouwer,
ABN AMRO Bank N.V., Dutch Equity Research

THE VIEW OF THE DUTCH ASSOCIATION OF INVESTORS FOR SUSTAINABLE DEVELOPMENT (VBDO)

Sustainable entrepreneurship is a pre-condition to generate long-term shareholder value. This is what the VBDO aims for in its dialogues with companies like DSM. Sustainable entrepreneurship is a continuous journey. Successes are being achieved and unfortunately incidents and accidents occur. This is true for DSM as well. But the VBDO prefers to look at the longer term and concludes that DSM makes considerable progress to become more sustainable. DSM's active reporting and constructive dialogue are highly regarded by sustainability investors.

Piet Sprengers,
Director VBDO

COMMUNICATION WITH OUR SHAREHOLDERS

DSM actively communicates with its shareholders. The Investor Relations team of DSM prepares quarterly a 'Presentation to Investors' brochure, giving background information to the quarterly results as well as an update and elucidation of DSM's strategic achievements. To elucidate the strategic rationale of the acquisition of the Vitamins & Fine Chemicals division of Roche a special edition of 'Presentation to Investors' was published in October 2003. For the Dutch private investors 'Business Value' is published, an informative magazine issued four times per year. Conference calls, including a Q&A session, for analysts and investors are hosted on the day of important announcements in which members of the Managing Board give background information. Annually DSM Investor Relations hosts a two-day conference for analysts at which occasion in-depth presentations are given.

Annually members of DSM's Managing Board spent over 50 days to visit investors worldwide in non-deal road shows. In addition, executives of DSM are regularly present at conferences for investors, both institutional and private, and every year several site visits are hosted for groups of interested investors.

Of an ever-increasing importance in the communication with (potential) shareholders is the use of Internet, which enables a simultaneous disclosure of information to all parties who might be interested.

The Investors domain on the corporate website of DSM www.dsm.com is kept as up-to-date as possible to inform (potential) shareholders. All publications and presentations mentioned above are made available through this medium, as well as other information, which might be of interest to shareholders.

DSM Investor Relations answers a daily flow of emails from analysts and investors with questions on a very broad range of topics. Press Release Alerts are emailed by DSM Investor Relations to over 700 contacts in the global financial world whenever DSM issues a press release containing potentially share-sensitive information.

Evidence for the appreciation of shareholders and analysts for DSM's efforts to reach out to its (potential) shareholders is found in the high rankings for DSM Investor Relations in various independent surveys, as those conducted by Thomson Excel, Investor Relations Magazine, SAM and Rematch.

WORKING WITH OUR SUPPLIERS

Almost all our products and services are delivered within complex supply chains. With ever increasing and more specific demands present in end markets, the success of the various players in these supply chains becomes increasingly interdependent. For DSM this implies that we can only remain successful when we are part of successful supply chains. Moreover, the materials and services that we buy from our suppliers are an important factor in our profits, since they comprise over 65% of our net sales. In the graph 7 on page 36 this can be seen in more detail. In short: linkage with our suppliers is a key ingredient of our competitive differentiation in the various markets in which we operate.

INCREASED INVOLVEMENT

Because of the pressure on our margins we critically evaluate our relations with all suppliers. It is evident that we will reduce the number of suppliers. Just like DSM becomes more involved in the processes of our customers, the remaining suppliers will become more involved in our business. We actively try to smoothen the interface with our suppliers using the Internet. By improving and sharing information with our suppliers, we reduce inventory levels. Apart from lowering our costs, this also results in reduced waste or outdated materials. DSM believes that a closer cooperation will bring mutual improvements.

CONTRACTS

In 2003 DSM started to include a statement referring to our Triple P concept in all new supplier contracts. This provides yet another way to create a dialogue with one of our important stakeholder categories about our values. By including an explicit statement in the contract, the DSM 'rules of the game' get a clear and practical upfront, for example by discussing our values relating to business gifts with potential suppliers.

DELIVERING VALUE TO THE PUBLIC SECTOR AND SOCIETY

Being an international company, DSM pays a substantial amount of taxes in a great number of different countries. However, our financial relationships with governments have two directions. As a company for which innovation literally is the lifeline, we invest large sums of money in Research & Development. In a number of these projects we partner with national and regional governments that value our innovative contribution since it attracts business and employment to their countries or regions. For this reason we receive subsidies on some of these projects.

JET-NET

PHILIPS | Shell | Unilever | AKZO NOBEL | DSM

Continuous interest of young people in the sciences and technical subjects is important for the long-term success of DSM. DSM therefore supports Jet-Net. Jet-Net, that had its first full year of activities in 2003, is a project run in association with Akzo Nobel, Philips, Shell, Unilever, support organizations and the government, designed to encourage more students to choose technical subjects at higher professional education and university level. In 2003 DSM cooperated with 8 high schools to create programs. In November, Jet-Net organized the Jet-Net Career Day in Eindhoven (the Netherlands). Over 450 students from high schools in the Netherlands attended this event. Activities of the participating corporations showed them that technology is challenging, fun and relevant to the society.

UNIVERSITIES

Another way in which we support societal infrastructure is by our funding of university research. DSM is convinced that in the long run it can only thrive in an environment where we have access to knowledge and, more importantly, educated people. We therefore participate roughly in about hundred research cooperations with universities and research centers. A growing number of these cooperations are carried out in consortia or project clusters, in which several other industries may participate as well. Successful examples of such key-suppliers of new technologies are: the Dutch Polymer Institute, the Wageningen Centre for Food Science, the consortium for Biomaterials (New York), the Dutch GENOMICS cluster project. The total money we supply to these kinds of partnerships and cooperations amounted to more than € 5 million in 2003. About 1/3 of this is going to Dutch universities, 1/3 to institutions throughout Europe and 1/3 to partners in the rest of the world. Furthermore some 40 DSM employees contribute to university education as part-time professors.

SPONSORING AND DONATIONS

Finally, DSM has selected sports as the main theme in our corporate sponsoring policy. We think this theme fits our profile as life sciences- and performance materials company very well. In 2003 DSM donated in total € 2.2 million to the Netherlands Olympic Committee (NOC*NSF) and to other local (sports) clubs and organizations. Nor is our support only financial. We aim to be a partner in many ways for the organizations that we do team up with.

PeptoPro™ Sports

AN INNOVATIVE SPORTSDRINK

DSM Food Specialties developed a special recovery drink for sports(wo)men: PeptoPro™Sports. The principal ingredients of the drink are peptides based on casein hydrolysate. Sugars (glucose) are the main element in the current generation of sports drinks. Research shows that protein components can have a positive impact on restoring the muscles' energy reserves following intense physical activity. That's why PeptoPro™Sports is especially suitable for endurance athletes.

Until recently, however, the extremely bitter taste of certain protein components (peptides) meant that they could not be used in sports drinks alongside sugars. DSM has now developed an enzyme (as part of the Genomics project) that can cleave casein proteins in such a way that the bitter taste is almost completely neutralized.

Absorption of the protein fragments stimulates the body's production of insulin, which ensures in turn that glucose is transported more rapidly from the blood into the muscle cells. Having reached the muscle, glucose is converted into glycogen, the muscles' actual fuel.

The faster this process begins after intensive activity, the more rapidly the athlete will be ready to perform again at a high level. The addition of specific protein components (peptides) means that the material does not have first to be digested but can be absorbed directly, and hence more rapidly, into the body.

The efficacy of PeptoPro™Sports has been examined by NUTRIM, the University of Maastricht's nutrition and toxicology research unit. In a study of 12 endurance athletes, the unit investigated whether higher insulin and lower glucose levels were found after intense physical activity among individuals who had taken the new recovery drink compared to those given a standard sports drink containing only sugars. This indeed proved to be the case. Sporting performance was also found to be an average 5% higher following consumption of PeptoPro™Sports.

At 28 January 2004, DSM and NOC*NSF (the Dutch Olympic Committee) announced that over 200 Dutch Olympic athletes will be able to use this new recovery drink in the run-up to and during the forthcoming Olympic Games. More information can be found on www.dsm.com.



Erica Terpstra

*UNLIMITED.*DSM, SPORTS UNLIMITED

NOC*NSF has a strong partnership with DSM and 8 other partners. We are very proud on the contributions of these corporations to the goals of our Olympic Committee. Our elite sports department strives for a position within the Top 10 ranking at the Olympics. DSM contributes not only with money but also with knowledge and skills. Just like the world of DSM, the world of elite sports is unlimited. An athlete cannot be stopped by boundaries and innovations are the records of tomorrow. That is the reason why DSM is the one and only innovation partner in sport.

In the field of life sciences DSM and NOC*NSF are working together in an experiment with recovery drink. Natural ingredients out of cow milk are prepared for Dutch athletes to help them recover faster after training. In the field of performance materials DSM participates in a project called 'Beat the Heat' by helping our athletes with materials to perform in the heat of Athens.

We are very proud to have DSM as our partner in sports. We found out they do not only have a sports heart but are a very social responsible company. They also sponsor individual athletes in their career outside the arena.

I truly hope that the relationship between DSM and NOC*NSF will be a long lasting, sustainable one ... unlimited.

Erica Terpstra,
Chairman NOC*NSF

Unlimited. DSM NOC*NSF
partners in sport

WHERE IT STILL WENT WRONG

Our first Triple P Report was published on March 24th, 2003. A week later, on April 1st, the Melamine accident which has been described extensively in this report occurred. We also had other incidents during the year.

The combination of publishing a Triple P Report and the incidents occurring made some people ask us whether we regretted publishing our report. Others thought that the incidents proved that we were exaggerating our commitment to the Triple P principles. Obviously we regretted all the incidents, but we never regretted our communication and reporting efforts. And we don't think we are exaggerating. DSM's ambition is to work on continuous improvement and realizing ever more challenging sustainability objectives. This doesn't come easy at all. Despite our objectives, policies and careful operations, things can go wrong. Of course we do our utmost to prevent these incidents and always work hard to minimize the damage when things go wrong. But when we have been hit by an incident, we will communicate in an open way. Moreover we think that transparency and dialogue should be key ingredients in all sustainability efforts. In our communication and reports we try to give factual and relevant information, covering our entire organization. We want to be accurate and we report in a way that allows comparability.

In line with our transparent communications policy we present the cases where it still went wrong over the last year.

All environmental incidents at the Geleen and Delft sites in the Netherlands are reported on our website www.sustainability.dsm.com.
From now on, all serious incidents of the whole of DSM will be reported on a monthly basis via this website as well.

OVERVIEW OF MOST SIGNIFICANT SERIOUS INCIDENTS IN 2003

TOTAL NUMBER OF SERIOUS INCIDENTS: 42

- At the DSM Melamine plant in Geleen (the Netherlands) an explosion occurred and caused three casualties (see page 20)
- An explosion took place at the newest of the two glyoxylic acid production plants of DSM Fine Chemicals at the Linz site (Austria). At the time of the explosion there were no people in the plant. Outside the plant 2 employees were seriously injured (fractures) and 18 employees suffered minor injuries.
- At DSM Fibre Intermediates Augusta (USA) an employee suffered second-degree burns when he was checking the content level in a tank. The tank became over-pressurized and a geyser of hot water (95°C) and nylon chips erupted.
- At DSM Pharmaceutical Products in South Haven (USA) a contractor employee fell one store when grating, which had been cut for removal, gave way. The employee suffered several fractures.
- At DSM Agro in IJmuiden (the Netherlands) an employee fainted after being hit by a loading arm at a filling station for liquid ammonia.
- At DSM Dyneema in Heerlen a technician was injured when the safety door of a cabinet struck her. In this cabinet a panel of Dyneema was ejected from a press at a pressure of 300 bar.
- A DSM employee of the Iodine Derivatives Plant at the Iris site of DSM Minera in Chile caught his hand in a screw feeder during maintenance activities. The employee lost a part of his right thumb.
- An employee sustained burns when drops of sulphuric acid hit his neck while draining a line (DSM Fine Chemicals Linz, Austria).
- A contractor employee fell from a ladder resulting in various fractures (DSM Pharmaceutical Products Greenville, USA)
- A contractor employee fell down and was found lying on a ramp on the premises of the DEX Plastomer plant in Geleen (the Netherlands). He had injuries on his face and on one arm.
- Three employees of DSM Agro in Geleen (the Netherlands) were injured when hot, liquid ammonium nitrate was unexpectedly released during demounting of a valve. They suffered severe burns.
- The Iquique site of DSM Fine Chemicals (Chile) reported a release of 750 kg melted iodine due to a hole in a glass-lined reactor.
- DSM Venturing & Business Development in Heerlen (the Netherlands) reported an incident with regard to soil pollution by decaline when a hose was pulled from a container.
- DSM Pharmaceutical Products Venlo (the Netherlands) reported a fire in an incinerator. The damage is estimated to be at least € 500,000.
- At DSM Fine Chemicals Rotterdam (the Netherlands) a short but violent fire occurred in the Sodium-Benzoate plant. The fire was caused when a benzoic acid line burst due to liquid expansion in a blocked tube.

VERIFIER'S REPORT

INTRODUCTION

The Managing Board of Royal DSM N.V. asked us to verify the DSM Triple P Report 2003. The Triple P Report is the responsibility of DSM's management. Our responsibility is to issue an assurance report on the Triple P Report.

SCOPE

The object of the verification was the complete report, including the data and the text. In the chapter 'Reporting Policy and Justification of choices made' on the cover DSM provides an explanation of the contents of the report and the reporting principles. Our verification was focused on the question to what extent the Managing Board of Royal DSM has drawn up the Triple P Report with due care, as well as a review of the reliability of this information. This verification provides a moderate level of assurance.

ACTIVITIES UNDERTAKEN

The verification was planned and conducted by a multidisciplinary team. Our verification approach was based on the International Standard for Assurance Engagements of the International Federation of Accountants.

In the context of verification we recognise that non-financial data are, in general, subject to more inherent limitations than financial data due to their nature and the methods used for determining, calculating or estimating such data.

Our activities, aimed at providing a moderate level of assurance, included:

- a review of the underlying systems and procedures used to collect and process the reported information, including the aggregation of data from the sites into the aggregated information at corporate level;
- a review of the underlying principles of management information and reporting used in drawing up the Triple P Report;
- an evaluation of the reliability and other quality criteria of the reported information, including a review of important estimates, based on, among others, the Sustainability Reporting Guidelines of the Global Reporting Initiative (part B);
- random visits to production-sites, based on an annual rotation;
- an evaluation of the general picture presented in the Triple P Report based on underlying internal information and official external publications such as research and media reports.
- checking whether the financial information in the Triple P Report has been correctly derived from the audited annual accounts for 2003 of DSM.

CONCLUSION

Based on our verification we conclude that the Managing Board of Royal DSM N.V. has drawn up the DSM Triple P Report 2003 with due care. Nothing has come to our attention that causes us to believe the 3P Report 2003 is not reliable.

Amstelveen (The Netherlands), March 2, 2004
KPMG Sustainability B.V.

Prof. Dr. George C. Molenkamp, Director

REPORTING POLICY AND JUSTIFICATION OF CHOICES MADE

In this report we explain our vision and policy regarding responsible and sustainable entrepreneurship and report on our performance in this field. The structure of the report is based on the Triple P approach (People, Planet and Profit).

Alongside our annual financial reports, we have published Responsible Care Progress Reports for a number of years in which we reported on our performance in the fields of safety, health and the environment. This is our second Triple P Report, in which the aspects of People, Planet and Profit have been integrated. The majority of People related data is reported for the first time in this report.

For this reason and because of the transformation we are undergoing, we can not always make a comparison with 2002 for People data. This will be specifically mentioned where relevant.

This report includes the Planet data of manufacturing sites in which DSM has a majority stake or over which the company has management control. The People and Profit data include all sites and offices of DSM. The Planet data on acquired companies are reported in the year following the first full year after the acquisition. That means that we will report on DSM Nutritional Products from 2005 on. We will report on DSM Nanjing Chemical Company (a joint venture in which we obtained a majority stake in 2002) from 2004 on. In the Profit data, the last quarter of 2003 includes DSM Nutritional Products and DSM Nanjing Chemical Company is included for the whole of 2003. This is also the case for the total number of employees. Sites that have been divested are no longer included in the report from the year of divestment onwards.

The data from the various sites were obtained on the basis of our own measurements and calculations, which in turn were based on the definitions, methods and procedures officially adopted by DSM. The comparability of data for different years can be influenced by portfolio changes or improvements in the measurement and recording systems of the various sites. This will be mentioned where relevant. Detailed reports for the various sites are published on the DSM website (www.sustainability.dsm.com), along with an explanation of the definitions used.

This Triple P Report for 2003 includes many of the reporting elements and performance indicators formulated by the GRI (Global Reporting Initiative). We fully endorse the GRI's objective of further improving the international comparability of reporting results. We also attach great importance to the GRI's desire to achieve greater flexibility. This report has been prepared based on the Global Reporting Initiative guidelines 2002. Please refer to the GRI matrix on our website.

Our first Triple P Report was verified by KPMG Sustainability Services B.V. We have requested this organization to verify this DSM Triple P Report again. You will find the verification statement on page 44.

GLOSSARY

ARIA
Application for Recording of Incidents and Actions

Audit
Systematic investigation into the organization, processes and procedures.

Base year
Year used as a reference date to measure progress made. The base year for measuring energy efficiency improvements, for example, is 1989.

CEFIC
Conseil Européen de l'Industrie Chimique (European Chemical Industry Council), the European sector organization for the chemical industry.

cGMP
Current Good Manufacturing Practice: the basis principles, procedures and resources required to ensure an environment suitable for manufacturing products of an acceptable quality.

Competences
Behavioral Competences are intended as a worldwide common language to sharpen the discussion about performance and development. Competences are a way to talk about how one gets results, the behavior and qualities one employs. Competences are the capabilities and behavioral skills you use to interact with the work environment and within one's business function or personal tasks.

Contractor
Non-DSM company that carries out work at a DSM site on a contract basis under its own authority and supervision.

COD
Chemical oxygen demand; indicates the degree of contamination of wastewater by organic compounds.

Dust
Dust emission data relate to 'inhalable dust'. This is dust that can penetrate into a person's lungs. This dust fraction is described and defined in international legislation (the so-called PM10 fraction).

FI
Frequency index, unit of measurement for safety: the number of cases per 100 employees per year.

HACCP
Hazard Analysis Critical Control Point: the systematic identification and management of risks associated with the manufacture, distribution and use of food ingredients.

Heavy metals
Group of metals, including mercury, zinc, copper, cadmium, vanadium and lead. Harmful if spread in the environment.

N
Nitrogen. An excess of nitrogen compounds in surface water gives rise to eutrophication and algal bloom.

NO_x
Nitrogen oxides, gases which are released mainly during incineration and which result in acidification.

N_2O
Dinitrogen oxide, a gas formed in various processes. On a weight-for-weight basis, the contribution of N_2O to the greenhouse effect is 310 times greater than that of carbon dioxide.

P
Phosphorus. An excess of phosphorus compounds in surface water gives rise to eutrophication and algal bloom.

PS
Priority Substances: the Black List substances according to EU Council Directive 76/464 EEG.

REACH
In February 2001 the European Committee published a White Paper on a new Chemicals Policy. This White Paper proposes to expose all 30,000 chemical substances produced or imported in a quantity of over 1 ton/y to a Registration, Evaluation and Authorization System for Chemicals (REACH).

Responsible Care
Name of a program that the chemical industry uses worldwide on a voluntary basis to work on (and communicate about) ongoing improvement in SHE performance.

SARS
Severe Acute Respiratory Syndrome (SARS)

SHE
Safety, Health and the Environment

SHE&M
Safety, Health, Environment & Manufacturing

SO_x
Sulphur dioxide and other sulphur oxides. These are formed during the incineration of fossil fuels and lead to acidification.

VOC
Volatile organic compound. This is a broad category of chemical compounds, some of which pose a health hazard. The presence of VOCs in the atmosphere can lead to acidification.



DSM